As filed with the Securities and Exchange Commission on January 22, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NaviSite, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**52-2137343**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*

400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300
(Address, Including Zip Code, and Telephone Number Including Area Code, of Registrant's Principal Executive Offices)

Arthur P. Becker
Chief Executive Officer and President
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300
(Name, Address, Including Zip Code, and Telephone Number Including Area Code, of Agent for Service)

Copies to:

Thomas B. Rosedale
Kevin P. Lanouette
Browne Rosedale & Lanouette LLP
31 St. James Avenue, Suite 830
Boston, MA 02116
(617) 399-6931

Steven B. Stokdyk
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $.01 per share	9,200,000	$6.50	$59,800,000	$4,837.82

(1) Includes 1,200,000 shares which may be sold upon exercise of the underwriters' over-allotment option.

(2) Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of the Company's Common Stock on the Nasdaq SmallCap Market on January 16, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 22, 2004

PROSPECTUS



**8,000,000 Shares
Common Stock**

NaviSite, Inc. is selling 7,300,000 shares of common stock and the selling stockholders identified in this prospectus are selling an additional 700,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. Together with a selling stockholder identified in this prospectus, we have granted the underwriters a 30-day option to purchase up to an additional 1,200,000 shares to cover over-allotments, if any.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "NAVI." On January 21, 2004, the last reported sale price for our common stock was $6.28 per share. We will apply for quotation of our common stock on the Nasdaq National Market under the same symbol to be effective upon completion of this offering.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us[1]	$	$
Proceeds to the selling stockholders	$	$

(1) Expenses estimated to be $615,000, all of which will be paid by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

CIBC World Markets

SG Cowen

The date of this prospectus is   , 2004

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

We obtained the market data and industry information contained in this prospectus from internal surveys, reports and studies, as appropriate, as well as from market research, publicly available information and industry publications. In general, industry publications state that the information they contain has been obtained from sources believed to be reliable, but they do not guarantee the accuracy or completeness of such information. Similarly, while we believe our internal surveys, estimates and market research are reliable, we have not independently verified such information, and as such, we do not make any representation as to its accuracy.

In this prospectus ''we,'' ''us'' and ''our'' refer to NaviSite, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the entire prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

Our Company

We provide a broad range of outsourced hosting and managed application services for middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. Our service offerings allow our customers to outsource the hosting and management of their information technology infrastructure and applications, such as commerce systems, enterprise software applications and e-mail. We offer services that are designed to focus on the needs of middle-market organizations, where we believe the need for outsourcing is most acute. We believe that by using our services, our customers are able to focus on, and apply resources to, their core business operations by avoiding the significant ongoing investments required to replicate our infrastructure, performance, reliability and expertise.

We currently operate 14 data centers in the United States and one data center in the United Kingdom. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Our services combine our developed infrastructure with established processes and procedures for delivering hosting and application management services.

We currently service approximately 900 customers, including approximately 75 customers through our sales channel relationships. Our customers typically enter into service agreements with us for a term of one to three years and monthly payment installments, providing us with a base of recurring revenue.

During the past 18 months we have completed five acquisitions. As a result, we believe we have developed a disciplined acquisition strategy and significant integration expertise that will allow us to further expand our service offering, grow our customer base and improve our overall profitability.

Our Services

We offer a range of application, infrastructure and messaging services that can be deployed quickly and cost-effectively. We specialize in developing, deploying and managing information technology infrastructure and applications for our customers. We have made significant investments in our operating platform and automation capabilities and have refined our processes over time across a large base of customers. Our services include:

Managed Application Services (A-Services)	Application Hosting Application Management Application Development
Managed Infrastructure Services (I-Services)	Content and Electronic Software Distribution Colocation Bandwidth Security Disaster Recovery
Managed Messaging Services (M-Services)	Managed Messaging

1

Our service offerings are enhanced by our proprietary Collaborative Application Management platform, or CAM. Our CAM platform enables us to work with our customers' information technology teams, systems integrators and other third parties to provide seamless operation of outsourced applications and infrastructure and convenient access to information through the platform's user interface.

Our Industry

Many businesses are deploying Internet-enabled applications to enhance their core business operations, increase efficiency and remain competitive. The proliferation of these applications has created a strong demand for specialized information technology support and application expertise. The trend towards outsourced hosting and management of Internet-enabled applications is driven by the need to improve reliability and overall performance of the applications, the need to focus on core business operations, and the complexity and cost of managing the applications.

Independent market research firms indicate that the markets for our services are large and expected to grow rapidly over the next few years. According to Gartner Dataquest, or Gartner, the North American Web-hosting market will grow from $5.8 billion in 2002 to $20.0 billion in 2007. Gartner also estimates that the North American content distribution network and software delivery services market will grow from $173 million in 2002 to $814 million by 2007. According to The Radicati Group, the hosted and managed business email market will grow from approximately $2.3 billion in 2003 to approximately $3.1 billion in 2007.

Notwithstanding increasing demand for these services, we believe the number of providers of outsourced application hosting and management services has decreased over the past three years, primarily as a result of industry consolidation and bankruptcies. We believe this consolidation trend will continue, and will benefit a small number of service providers that have the resources and infrastructure to cost effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

Our goal is to become the leading provider of outsourced hosting and managed application services for middle-market organizations. Key elements of our strategy are to:

- *Grow Through Disciplined Acquisitions.* We intend to derive much of our future growth through acquisitions of technologies, products and companies that enhance our services portfolio and strengthen our position in our target markets.

- *Deepen Existing Customer Relationships and Expand Our Customer Base.* Most of our customers currently utilize only one of our service offerings. We plan to further penetrate our existing customer base with minimal additional costs by cross-selling our broad suite of services. We also plan to increase our customer base through direct sales and by expanding our channel relationships with key systems integrators and independent software vendors.

- *Improve Operating Margins Through Efficiencies.* We have made significant improvements to our overall cost structure during the last twelve months. We intend to continue to improve operating margins as we improve the efficiency of our operations.

- *Emphasize and Invest in New High-Growth Service Areas.* We plan to target emerging high growth service areas and increase the number of value-add services we provide to our customers.

Recent Developments

On November 25, 2003, we announced that the New York State Department of Labor added $52 million to its existing contract with us to provide application hosting and application development services in support of the America's Job Bank Web site and related programs. This amendment to the existing five-year, $83 million hosting and services contract also decreased the hourly rates for various services that we provide under the contract. America's Job Bank is a 20-year-old labor exchange network developed and funded by the U.S. Department of Labor and state employment service offices to link employers and job seekers. The New York State Department of Labor has the ability to purchase additional services to meet the projected contract needs until the expiration of the contract in 2005.

Company Information

We were formed in 1996 within CMGI, Inc., our former majority stockholder, to support the networks and host Web sites of CMGI, its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with CMGI. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of CMGI until September 2002. In September 2002, ClearBlue Technologies, Inc., or CBT, and its subsidiaries became our majority stockholder upon CBT's acquisition from CMGI and Hewlett-Packard Financial Services Company of all of their shares of our common stock then held, warrants to purchase our common stock and convertible promissory notes issued by us in exchange for shares of CBT common stock. In December 2002 and August 2003, CBT transferred shares of our common stock held by it to its stockholders, including the shares of our common stock currently held by Hewlett-Packard Financial Services Company. In connection with CBT's August 2003 transfers to its stockholders of its remaining shares of our common stock, Atlantic Investors, LLC, the indirect majority stockholder of CBT, became our majority stockholder.

Our corporate headquarters are located at 400 Minuteman Road, Andover, Massachusetts, and our telephone number is (978) 682-8300. Our Web site is found at www.navisite.com. The information available on, or that can be accessed through, our Web site is not a part of this prospectus.

The Offering

Common stock offered by us . . . .   7,300,000 shares

Common stock offered by selling
   stockholders . . . .   700,000 shares

Common stock to be outstanding
   after the offering . . . .   32,196,970 shares

Underwriters' over-allotment option . .   1,200,000 shares

Use of proceeds . . . .   We expect to receive net proceeds from this offering of approximately $44.4 million. We intend to use the net proceeds to us from this offering as follows:

                                        • approximately $3.3 million for the repayment of outstanding indebtedness owed to Atlantic Investors, LLC;

                                        • general corporate purposes, including working capital; and

                                        • potential acquisitions of technologies, products and companies.

                              We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Nasdaq SmallCap Market symbol[1] . . .   NAVI

   The number of shares of our common stock outstanding after this offering is based on 24,794,852 shares outstanding as of December 31, 2003 and excludes as of December 31, 2003:

- 2,289,128 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $2.67 per share, under our Amended and Restated 2003 Stock Incentive Plan;

- 3,891 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $128.44 per share, under our 2000 Stock Option Plan;

- 238,487 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $72.85 per share, under our 1998 Equity Incentive Plan; and

- 1,414,009 additional shares of common stock reserved for future issuance under all of our stock plans.

Unless otherwise specifically stated, information throughout this prospectus assumes:

- no exercise of outstanding options or warrants to purchase shares of common stock, other than the warrant held by Silicon Valley Bancshares, which we expect will be fully exercised for a net aggregate of approximately 102,118 shares of our common stock, all of which will be included in this offering; and

- no exercise of the underwriters' over-allotment option.

---

(1) We will apply for quotation of our common stock on the Nasdaq National Market under the same symbol to be effective upon completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

You should read the summary consolidated financial data set forth below together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included later in this prospectus, and our consolidated financial statements and related notes beginning on page F-1 of this prospectus.

On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of CBT in a business combination accounted for in a manner similar to a pooling-of-interest due to common control ownership. Accordingly, our consolidated financial statements have been restated for all periods prior to the business combination to include CBT's financial results beginning on September 11, 2002, the date on which CBT acquired the controlling interest in us, after the elimination of intercompany balances.

Consolidated Statement of Operations Data:

	Year Ended July 31,			Three Months Ended October 31,	
	2003	2002	2001	2003	2002
				(Unaudited)	
Revenue:					
Revenue	$ 75,281	$ 40,968	$ 66,358	$23,473	$ 14,561
Revenue, related parties	1,310	18,453	36,368	—	1,310
Total revenue	76,591	59,421	102,726	23,473	15,871
Cost of revenue	70,781	67,000	127,155	17,924	16,495
Impairment, restructuring and other	—	68,317	1,930	633	—
Total cost of revenue	70,781	135,317	129,085	18,557	16,495
Gross profit (deficit)	5,810	(75,896)	(26,359)	4,916	(624)
Operating expenses:					
Product development	950	5,281	14,072	348	382
Selling and marketing	5,960	9,703	32,251	1,972	1,287
General and administrative	20,207	19,272	33,011	4,958	3,677
Impairment, restructuring and other	8,882	(2,633)	8,011	456	147
Total operating expenses	35,999	31,623	87,345	7,734	5,493
Loss from operations	(30,189)	(107,519)	(113,704)	(2,818)	(6,117)
Other income (expense):					
Interest income	851	1,060	2,753	64	305
Interest expense	(43,403)	(14,718)	(8,042)	(609)	(3,940)
Other income (expense), net	(733)	(516)	292	10	(253)
Loss before cumulative effect of change in accounting principle and income tax expense	(73,474)	(121,693)	(118,701)	(3,353)	(10,005)
Income tax expense	(153)	—	—	—	—
Loss before cumulative effect of change in accounting principle	(73,627)	(121,693)	(118,701)	(3,353)	(10,005)
Cumulative effect of change in accounting principle	—	—	(4,295)	—	—
Net loss	$(73,627)	$(121,693)	$(122,996)	$ (3,353)	$(10,005)
Basic and diluted net loss per common share:(1)					
Before cumulative effect of change in accounting principle	$ (6.32)	$ (22.30)	$ (30.18)	$ (0.14)	$ (1.60)
Cumulative effect of change in accounting principle	—	—	(1.09)	—	—
Basic and diluted net loss per common share	$ (6.32)	$ (22.30)	$ (31.27)	$ (0.14)	$ (1.60)
Basic and diluted weighted average number of common shares outstanding	11,654	5,457	3,933	24,506	6,270

Consolidated Balance Sheet Data:

	As of October 31, 2003	
	Actual	**As Adjusted(2)**
	(Unaudited)	
Cash and cash equivalents	$ 2,898	$ 44,048
Working capital (deficit)	(14,751)	26,399
Total assets	67,592	108,742
Accrued expenses	16,316	16,066
Debt	19,450	16,450
Long-term liabilities, excluding the note to the AppliedTheory Estate	7,585	7,585
Stockholders' equity (deficit)	14,341	58,741

(1) As discussed in the notes to our consolidated financial statements, in January 2003 we completed a 1-for-15 reverse stock split of our outstanding shares of common stock. All historical common share and per share data have been adjusted for the reverse stock split.

(2) Adjusted to give effect to this offering and the application of the net proceeds to us, including the repayment of approximately $3.3 million of indebtedness.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

Risks Relating to Our Business

We have a history of losses and may never achieve or sustain profitability and may not continue as a going concern.

We have never been profitable and may never become profitable. Since our incorporation in 1998, we have experienced operating losses and negative cash flows for each quarterly and annual period. As of October 31, 2003, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $422 million. During the fiscal quarter ended October 31, 2003, we had a net loss of approximately $3.4 million. The audit report from KPMG LLP, our independent auditors, relating to our fiscal year 2003 financial statements contains an explanatory paragraph that states that our recurring losses from operations since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern. We anticipate that we will continue to incur net losses in the future. We also have significant fixed commitments, including with respect to real estate, bandwidth commitments, machinery and equipment leases. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations. If we are unable to reach and sustain profitability, we risk depleting our working capital balances and our business may not continue as a going concern.

If our available cash is not sufficient to fund our needs, we may need to obtain additional financing, which may not be available on favorable terms, or at all.

As of October 31, 2003, we had approximately $2.9 million of cash and cash equivalents and a working capital deficit of approximately $14.8 million. If we do not complete this offering, or if we do complete this offering and then use a significant portion of the net proceeds we receive to acquire a company, technology or product, we may need to raise additional capital through various other equity or debt financings.

Our projections for cash usage are based on a number of assumptions, including:

- our ability to retain customers in light of market uncertainties and our uncertain future;

- our ability to collect accounts receivables in a timely manner;

- our ability to effectively integrate recent acquisitions and realize forecasted cash savings; and

- our ability to achieve other expected cash expense reductions.

Further, our projected use of cash and business results could be affected by continued market uncertainties, including delays or restrictions in information technology spending by customers or potential customers and any merger or acquisition activity.

In recent years, we have generally financed our operations with proceeds from selling shares of our stock and borrowing funds. There can be no assurance that additional financing will be available on favorable terms, or at all. In addition, even if we find outside funding sources, we may be required to issue securities with greater rights than those currently possessed by holders of our common stock. We may also be required to take other actions that may lessen the value of our common stock or dilute our common stockholders, including borrowing money on terms that are not favorable to us or issuing additional equity securities. If we are required to raise money in the future and we experience difficulties doing so, our business and liquidity will be materially adversely affected.

Our financing agreement with Silicon Valley Bank includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business.

As of October 31, 2003, we owed Silicon Valley Bank approximately $9.3 million under our accounts receivable financing agreement. The accounts receivable financing agreement generally restricts or limits, among other things, our ability to:

- create or incur indebtedness;

- sell, or permit any lien or security interest in, any of our assets;

- enter into or permit any material transaction with any of our affiliates;

- merge or consolidate with any other party, or acquire all or substantially all of the capital stock or property of another party, unless, among other things, the other party is in the same, or a similar line of business as us;

- relocate our principal executive office or add any new offices or business locations;

- change our state of formation;

- change our legal name;

- make investments;

- pay dividends or make any distribution or payment or redeem, retire or purchase our capital stock; and

- make or permit any payment on subordinated debt or amend any provision in any document relating to any subordinated debt.

Further, the accounts receivable financing agreement requires that we maintain EBITDA of at least $1.00 for the quarter ended October 31, 2003 and for each subsequent quarter. The agreement defines EBITDA as earnings before interest, taxes, depreciation and amortization in accordance with generally accepted accounting principles and excluding acquisition-related costs and one-time extraordinary charges.

If we breach our accounts receivable financing agreement with Silicon Valley Bank, a default could result. A default, if not waived, could result in, among other things, us not being able to borrow additional amounts from Silicon Valley Bank and all or a portion of our outstanding amounts may become due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business.

Our limited operating history with our current operating structure makes it difficult for us and our investors to evaluate our past performance and future prospects.

We have completed a number of acquisitions since December 2002. Until a significant period of time elapses, it will be difficult to determine if we correctly valued these acquired businesses or adequately anticipated all of the demands that our growth will impose on our personnel, procedures and structures, including our financing and reporting control systems and management structure. Our limited operating history with our current structure makes it very difficult for you and us to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve and sustain profitability.

A significant portion of our revenue comes from one customer and, if we lost this customer, it would have a significant adverse impact on our business results and cash flows.

The New York State Department of Labor represented approximately 21% of our consolidated revenue for the fiscal year ended July 31, 2003 and 15% for the fiscal quarter ended October 31, 2003. The New York State Department of Labor has been a long-term customer of ours, but there can be no assurance that we will be able to retain this customer. Further, there can be no assurance that we will be able to maintain the same level of service to this customer or that our revenue from this customer will not decline or suffer a material reduction in future periods. The New York State Department of Labor is not obligated under our agreement to buy a minimum amount of services from us or designate us as its sole supplier of any particular service. This contract with The New York State Department of Labor, and its funding allowance, expires in June 2005. Further, The New York State Department of Labor has the right to terminate this contract at any time by providing us with 60 days notice. If we were to lose this customer or suffer a material reduction in the revenue generated from this customer, it would have a significant adverse impact on our business results and cash flows.

Atlantic Investors may have interests that conflict with the interests of our other stockholders and as our majority stockholder, can prevent new and existing investors from influencing significant corporate decisions.

Atlantic Investors owns approximately 72% of our outstanding capital stock as of December 31, 2003. Following completion of this offering, Atlantic Investors will own approximately 55% of our outstanding capital stock. In addition, Atlantic Investors holds a note in the principal amount of $3.0 million due upon the earlier to occur of August 1, 2004, and five business days after our receipt of gross proceeds from a financing or a sale of assets of at least $13 million. Atlantic Investors, prior to and after the offering, has the power, acting alone, to elect a majority of our Board of Directors and has the ability to control our management and affairs and determine the outcome of any corporate action requiring stockholder approval, regardless of how our other stockholders may vote, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Under Delaware law, Atlantic Investors is able to exercise its voting power by written consent, without convening a meeting of the stockholders, which means that Atlantic Investors could effect a sale or merger of us without the consent of our other stockholders. Atlantic Investors' ownership of a majority of our outstanding common stock may have the effect of delaying, deterring or preventing a change in control of us or discouraging a potential acquiror from attempting to obtain control of us, which in turn could adversely affect the market price of our common stock.

Some of the members of our management group also serve as members of the management group of Atlantic Investors and its affiliates. As a result, these NaviSite officers and directors may face potential conflicts of interest and may be presented with situations in their capacity as our officers or directors that conflict with their fiduciary obligations to Atlantic Investors. Atlantic Investors may have interests that conflict with the interests of our other stockholders.

Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned.

Since December 2002, we have acquired ClearBlue Technologies Management, Inc., or CBTM, Avasta, Conxion, selected assets of Interliant and all of the shares of six wholly-owned subsidiaries of ClearBlue Technologies, Inc., or CBT, and assumed the revenues and expenses of four additional wholly-owned subsidiaries of CBT as of the date of acquisition. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:

- difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;

- diversion of management's attention in connection with both negotiating the acquisitions and integrating the businesses;

- strain on managerial and operational resources as management tries to oversee larger operations;

- inability to retain and motivate management and other key personnel of the acquired businesses;

- changes in management and key personnel of acquired businesses may harm relationships with the acquired businesses' customers, suppliers and employees;

- exposure to unforeseen liabilities of acquired companies;

- potential costly and time-consuming litigation, including stockholder lawsuits;

- potential issuance of securities in connection with an acquisition with rights that are superior to the rights of holders of our common stock, or which may have a dilutive effect on our common stockholders;

- the need to incur additional debt or use cash; and

- the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.

As a result of these problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline.

Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers' specifications or expectations could result in:

- delayed or lost revenue;

- requirements to provide additional services to a customer at reduced charges or no charge;

- negative publicity about us, which could adversely affect our ability to attract or retain customers; and

- claims by customers for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible.

We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.

Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers.

Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their Web sites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as Level 3, Internap, WilTel and XO Communications, as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.

If we are unable to maintain existing and develop additional relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful.

We believe that to penetrate the market for hosting and application management services we must maintain existing and develop additional relationships with industry-leading software vendors. We license or lease select software applications from software vendors, including IBM, Microsoft, Micromuse and Oracle. The loss of our ability to continually obtain and utilize any of these applications could substantially weaken our ability to provide services to our customers or require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

Our network infrastructure could fail, which would impair our ability to provide guaranteed levels of service and could result in significant operating losses.

To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:

- require us to spend substantial amounts of money to replace equipment or facilities;

- entitle customers to claim service credits or seek damages for losses under our service level guarantees;

- cause customers to seek alternate providers; or

11

- impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.

Our dependence on third parties increases the risk that we will not be able to meet our customers' needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers.

Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as IBM, Cisco Systems and F5 Networks. There can be no assurance that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our ability to obtain and continue to maintain the necessary hardware or parts on a timely basis could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.

Our decision to discontinue our practice of obtaining equipment under leases and subsequently renting the equipment to our customers may cause us to lose customers.

We have discontinued our general practice of purchasing or leasing equipment and subsequently renting the equipment to our customers, although we continue to do so in limited circumstances. New customers and current customers seeking to renew their agreements will have to obtain equipment directly from equipment vendors. We may not be successful in attracting new customers who prefer to obtain equipment from their service providers. Current customers may seek a hosting provider who would also rent equipment directly to them to satisfy their equipment needs and may not renew their agreements with us. If we are unable to keep our current customers and attract new customers due to our discontinuation of leasing equipment, our business, financial condition and results of operations could be materially adversely affected.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems.

A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services utilize encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by such interruptions or breaches. Further, we expect to continue to invest in and expend additional financial resources to equip our data centers with enhanced security measures. If a third party were able to misappropriate a consumer's personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation.

We license or lease most technologies used in the infrastructure systems and application services that we offer. Our technology suppliers may become subject to third-party infringement or other claims and assertions, which could result in their inability or unwillingness to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation.

We may be subject to legal claims in connection with the information disseminated through our network, which could divert management's attention and require us to expend significant financial resources.

We may face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our current or future customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management's attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as ''spamming,'' can lead to statutory liability as well as complaints against service providers that enable such activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to such transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.

If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy or to continue to provide services and technical support to our customers could be adversely affected and we may not be successful in attracting new customers.

We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future and competition for these personnel is intense. The departure of any of our executive officers, particularly Arthur P. Becker, our Chief Executive Officer and President, or core members of our sales and marketing teams or technical service personnel, would have negative ramifications on our customer relations and operations, including adversely affecting the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel. Over the past year, we have had significant reductions-in-force and a number of departures of several members of senior management. In the event future reductions or departures of employees occur, our ability to successfully execute our business strategy, or to continue to provide services to our customers or attract new customers, could be adversely affected.

The unpredictability of our quarterly results may cause the trading price of our common stock to fluctuate or decline.

Our quarterly operating results may vary significantly from quarter-to-quarter and period-to-period as a result of a number of factors, many of which are outside of our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:

- reduction of market demand and/or acceptance of our services;

- oversupply of data center space in the industry;

- our ability to develop, market and introduce new services on a timely basis;

- the length of the sales cycle for our services;

- the timing and size of sales of our services, which depends on the budgets of our customers;

- downward price adjustments by our competitors;

- changes in the mix of services provided by our competitors;

- technical difficulties or system downtime affecting the Internet or our hosting operations;

- our ability to meet any increased technological demands of our customers; and

- the amount and timing of costs related to our marketing efforts and service introductions.

Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our common stock would likely fall.

Our common stock could be delisted from Nasdaq if we are unable to comply with Nasdaq's continued listing requirements.

Our common stock currently trades on the Nasdaq SmallCap Market. We will apply for quotation of our common stock on the Nasdaq National Market under the same trading symbol to be effective upon completion of this offering. If our common stock commences trading on the Nasdaq National Market, we must satisfy the continued listing requirements for that market. While we expect to comply with the Nasdaq National Market's initial listing requirements upon completion of this offering, we cannot be sure that we will be able to maintain compliance with the continued listing requirements. A delisting of our common stock from the Nasdaq National Market could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, any such delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by suppliers, customers and employees.

<center>**Risks Related to Our Industry**</center>

If the markets for outsourced information technology infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail.

The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers is developing, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth, followed by a sharp decline in demand for products and services, which related to the failure in the last few years of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our hosting and application management services.

If we do not respond to rapid changes in the technology sector, we will lose customers.

The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish and maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability needed to capture increased market share or maintain market share.

We compete in the hosting and application management services market. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Our competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with us. Many participants in this market have suffered significantly in the last several years. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the hosting and application management services market.

Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:

- develop and expand their network infrastructure and service offerings more rapidly;
- adapt to new or emerging technologies and changes in customer requirements more quickly;
- take advantage of acquisitions and other opportunities more readily; or
- devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

We may lack the financial and other resources, expertise or capability needed to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the hosting and application management services market.

The emergence and growth of a market for our hosting and managed application services will be impaired if third parties do not continue to develop and improve Internet infrastructure.

The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet. Any perceived degradation in the performance of the Internet as a means to transact business and communicate could undermine the benefits and market acceptance of our services. Consequently, the market for our services will be impaired if improvements are not made to the entire Internet infrastructure to alleviate overloading and congestion.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets.

We operate a data center in the United Kingdom and revenue from our foreign operations accounted for approximately 6% of our total revenues during the first quarter of fiscal year 2004. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:

- unexpected changes in regulatory, tax and political environments;
- longer payment cycles and problems collecting accounts receivable;
- geopolitical risks such as political and economic instability and the possibility of hostilities among countries;

- reduced protection of intellectual property rights;

- fluctuations in currency exchange rates;

- ability to secure and maintain the necessary physical and telecommunications infrastructure;

- challenges in staffing and managing foreign operations;

- employment laws and practices in foreign countries; and

- laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States.

Any one or more of these factors could adversely affect our contemplated future international operations and consequently, our business.

We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities.

It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in such jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.


Risks Related to this Offering


The price of our common stock has been volatile, and may continue to experience wide fluctuations.

Since January 2003, our common stock has closed as low as $1.02 per share and as high as $9.97 per share. The trading price of our common stock has been and may continue to be subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this prospectus. In addition, in recent years, the stock market has also experienced significant price and volume fluctuations, which have particularly impacted the market prices of equity securities of many companies providing technology-related products and services. The volatility in the stock market often has been unrelated to the operating performance of particular companies. Fluctuations in the market price of our common stock may cause you to lose some or all of your investment.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.

In recent years, our common stock has had limited trading activity. We cannot predict the extent to which investor interest in our stock will lead to the development of a more active trading market, how liquid that market might become or whether it will be sustained. As a result, sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could cause the price of our common stock to decline. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that the members of our Board of Directors, our executive officers and some of our stockholders have entered into with the underwriters. Those lock-up agreements restrict holders of approximately 22,452,480 shares of our common stock from selling, pledging or otherwise disposing of their shares for a period of 90 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC. However, Thomas Weisel Partners LLC may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements at any time. Upon the expiration of the lock-up agreements, approximately 20,144,612 shares of our common stock previously covered by the lock-up agreements will be eligible for sale into the public market under Rule 144 of the Securities Act.

Anti-takeover provisions in our corporate documents may discourage or prevent a takeover.

Provisions in our certificate of incorporation and our by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our Board of Directors. These provisions:

- authorize the board to issue preferred stock without stockholder approval;

- prohibit cumulative voting in the election of directors;

- limit the persons who may call special meetings of stockholders; and

- establish advance notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

The value of your investment in our common stock will be immediately and substantially diluted because the price you will pay for your shares in the offering is much greater than the tangible book value per share of our common stock.

We currently have a negative tangible book value per share of $0.01, which represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. As a result, if you pay $6.56 per share in this offering, your investment will be diluted by $5.18 per share and therefore, valued at only $1.38 per share. In the past, we have issued options and warrants to buy our common stock at prices below the offering price. You will experience further dilution to the extent that additional shares of our common stock are issued upon the exercise of outstanding stock options and warrants.

FORWARD-LOOKING STATEMENTS

Some of the statements under sections entitled ''Prospectus Summary,'' ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and ''Business'' and elsewhere in this prospectus and those made from time to time by us through our senior management constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and may involve unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements including, but not limited to prospects for future market growth. In some cases, you can identify forward-looking statements by terminology such as ''may,'' ''will,'' ''should,'' ''could,'' ''expect,'' ''plan,'' ''anticipate,'' ''intend,'' ''believe,'' ''estimate,'' ''predict,'' ''potential,'' ''continue,'' or the negative terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks outlined under ''Risk Factors.''

Although we believe that the expectations in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are based on our current expectations, and we disclaim any obligation to update these forward-looking statements for subsequent events or to explain why actual results differ unless otherwise required by law. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We expect to receive approximately $44.4 million from the sale of shares of common stock by us in this offering, or $48.7 million if the underwriters exercise their over-allotment option in full, based on the assumed offering price of $6.56 per share and after deducting the underwriting discounts and commissions and estimated offering expenses that we are to pay. We will not receive any of the proceeds from any sale of shares of common stock by the selling stockholders in this offering.

We intend to use our net proceeds from this offering for the following:

- approximately $3.3 million to repay the outstanding principal and accrued interest under our Loan and Security Agreement dated January 29, 2003 with Atlantic Investors, LLC, which bears interest at a rate of 8% per annum and is due and payable upon the earlier to occur of August 1, 2004 and five business days after our receipt of gross proceeds from a financing or a sale of assets of at least $13 million;

- general corporate purposes, including working capital; and

- potential acquisitions of technologies, products and companies.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, and amount of cash generated or used by our operations. Our management will have considerable discretion in applying the net proceeds of this offering. Our net proceeds of this offering may be used for corporate purposes that do not enhance our results of operations or do not yield a favorable return. Pending the uses described above, we intend to invest our net proceeds in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq SmallCap Market under the symbol ''NAVI.'' For the period between October 22, 1999, the date of our initial public offering of our common stock, and June 7, 2002, our common stock was quoted on the Nasdaq National Market. The following table sets forth for the periods indicated below the high and low closing sale prices on the Nasdaq National Market and the Nasdaq SmallCap Market, as applicable. All share prices below have been adjusted to reflect the 1-for-15 reverse split of our common stock effected January 7, 2003.

	High	Low
Year Ended July 31, 2002		
First Quarter	$12.30	$2.25
Second Quarter	9.15	3.90
Third Quarter	5.40	3.15
Fourth Quarter	3.90	1.80
Year Ended July 31, 2003		
First Quarter	3.30	1.50
Second Quarter	4.35	1.78
Third Quarter	1.78	1.02
Fourth Quarter	3.60	1.26
Year Ending July 31, 2004		
First Quarter	5.02	2.32
Second Quarter (through January 21, 2004)	9.97	4.30

On January 21, 2004, the last sale price for our common stock as reported by the Nasdaq SmallCap Market was $6.28 per share. As of December 31, 2003, we had 126 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. We expect that we will retain all future earnings to fund the growth and development of our business. We are also restricted from paying any cash dividends on our common stock by the terms of our accounts receivable financing agreement with Silicon Valley Bank, as described in the ''Liquidity and Capital Resources'' section of the ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' section included later in this prospectus. Any future determination related to dividend policy will be made, subject to the restrictions of the financing agreement with Silicon Valley Bank, at the discretion of our Board of Directors.

DILUTION

Our net tangible book value as of October 31, 2003 was ($258,000), or ($0.01) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale by us of 7,300,000 shares of common stock in this offering at an assumed offering price of $6.56 per share, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of October 31, 2003 would have been approximately $44.1 million, or approximately $1.38 per share. This amount represents an immediate increase in net tangible book value of $1.39 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $5.18 per share to new investors purchasing shares of common stock in this offering at the assumed offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed offering price per share		$6.56
Net tangible book value per share as of October 31, 2003	$(0.01)	
Increase per share attributable to new investors	$ 1.39	
Adjusted net tangible book value per share after this offering		$1.38
Dilution in net tangible book value per share to new investors		$5.18

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the net tangible book value per share after the offering would be $1.48 per share, the increase in net tangible book value per share to existing stockholders would be $1.49 per share and the dilution to new investors purchasing shares in this offering would be $5.08 per share.

CAPITALIZATION
(In thousands)

The following table sets forth our consolidated cash and cash equivalents and capitalization as of October 31, 2003 on an actual basis, and as adjusted to give effect to this offering and the application of the proceeds to us after deducting fees, commissions and other expenses that we will pay and the repayment of approximately $3.3 million of outstanding principal and accrued interest under our Loan and Security Agreement with Atlantic Investors, LLC. You should read this table together with ''Use of Proceeds,'' ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our audited and unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus.

	As of October 31, 2003		
	Actual	Effect of Offering	As Adjusted
		(Unaudited)	
Cash and cash equivalents	$ 2,898	$ 41,150	$ 44,048
Accounts receivable financing line	9,269	—	9,269
Current notes payable	1,181	—	1,181
Current note payable to Atlantic Investors	3,000	(3,000)	—
Note to the AppliedTheory Estate	6,000	—	6,000
Total debt	19,450	(3,000)	16,450
Stockholders' equity:			
Preferred stock, $0.01 par value. Authorized 5,000 shares; no shares issued or outstanding (actual and as adjusted)	—	—	—
Common stock, $0.01 par value. Authorized 395,000 shares (actual and as adjusted); issued and outstanding 24,691 (actual); 32,093 (as adjusted)	248	74	322
Accumulated other comprehensive income (loss) (actual and as adjusted)	15	—	15
Additional paid-in capital	435,934	44,326	480,260
Accumulated deficit	(421,856)	—	(421,856)
Total stockholders' equity	14,341	44,400	58,741
Total capitalization	$ 33,791	$ 41,400	$ 75,191

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

The following table provides selected consolidated financial data for the five years ended July 31, 2003 and the three months ended October 31, 2003 and 2002. The statements of operations data for each of the three years ended July 31, 2003 and the balance sheet data as of July 31, 2003 and 2002 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The statements of operations data for each of the years ended July 31, 2000 and 1999 and the balance sheet data as of July 31, 2001, 2000 and 1999 shown below are derived from our audited consolidated financial statements, which are not included in this prospectus. The statements of operations shown below for the three months ended October 31, 2003 and 2002 and the balance sheet data as of October 31, 2003 are derived from our unaudited financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited financial statements. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the three months ended October 31, 2003 are not necessarily indicative of the results to be expected for the full year ending July 31, 2004. The following data is qualified in its entirety by and should be read together with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of CBT in a business combination accounted for in a manner similar to a pooling-of-interest due to common control ownership. Accordingly, our consolidated financial statements have been restated for all periods prior to the business combination to include CBT's financial results beginning on September 11, 2002, the date on which CBT acquired the controlling interest in us, after the elimination of intercompany balances.

Consolidated Statements of Operations Data:

	Year Ended July 31,					Three Months Ended October 31,	
	2003	2002	2001	2000	1999	2003	2002
						(Unaudited)	
Revenue:							
Revenue	$ 75,281	$ 40,968	$ 66,358	$ 24,870	$ 3,461	$ 23,473	$ 14,561
Revenue, related parties ...	1,310	18,453	36,368	24,893	7,058	—	1,310
Total revenue	76,591	59,421	102,726	49,763	10,519	23,473	15,871
Cost of revenue	70,781	67,000	127,155	68,496	20,338	17,924	16,495
Impairment, restructuring and other	—	68,317	1,930	—	—	633	—
Total cost of revenue	70,781	135,317	129,085	68,496	20,338	18,557	16,495
Gross profit (deficit)	5,810	(75,896)	(26,359)	(18,733)	(9,819)	4,916	(624)
Operating expenses:							
Product development	950	5,281	14,072	5,197	2,620	348	382
Selling and marketing	5,960	9,703	32,251	22,805	6,888	1,972	1,287
General and administrative	20,207	19,272	33,011	12,270	4,823	4,958	3,677
Impairment, restructuring and other	8,882	(2,633)	8,011	—	—	456	147
Total operating expenses ...	35,999	31,623	87,345	40,272	14,331	7,734	5,493
Loss from operations	(30,189)	(107,519)	(113,704)	(59,005)	(24,150)	(2,818)	(6,117)

	Year Ended July 31,					Three Months Ended October 31,	
	2003	2002	2001	2000	1999	2003	2002
						(Unaudited)	
Other income (expense):							
Interest income	851	1,060	2,753	2,027	4	64	305
Interest expense	(43,403)	(14,718)	(8,042)	(1,001)	(347)	(609)	(3,940)
Other income (expense), net	(733)	(516)	292	9	(39)	10	(253)
Loss before cumulative effect of change in accounting principle and income tax expense	(73,474)	(121,693)	(118,701)	(57,970)	(24,532)	(3,353)	(10,005)
Income tax expense	(153)	—	—	—	—	—	—
Loss before cumulative effect of change in accounting principle	(73,627)	(121,693)	(118,701)	(57,970)	(24,532)	(3,353)	(10,005)
Cumulative effect of change in accounting principle . .	—	—	(4,295)	—	—	—	—
Net loss	(73,627)	(121,693)	(122,996)	(57,970)	(24,532)	(3,353)	(10,005)
Accretion of dividends on Series C and D convertible redeemable preferred stock	—	—	—	—	(172)	—	—
Net loss applicable to common shareholders . . .	$(73,627)	$(121,693)	$(122,996)	$(57,970)	$(24,704)	$ (3,353)	$(10,005)
Basic and diluted net loss per common share:							
Before cumulative effect of change in accounting principle	$ (6.32)	$ (22.30)	$ (30.18)	$ (20.57)	$ (55.64)	$ (0.14)	$ (1.60)
Cumulative effect of change in accounting principle . .	—	—	(1.09)	—	—	—	—
Basic and diluted net loss per common share[1]	$ (6.32)	$ (22.30)	$ (31.27)	$ (20.57)	$ (55.64)	$ (0.14)	$ (1.60)
Basic and diluted weighted average number of common shares outstanding	11,654	5,457	3,933	2,818	444	24,506	6,270

Consolidated Balance Sheet Data:

	As of July 31,					As of October 31, 2003
	2003	2002	2001	2000	1999	
						(Unaudited)
Cash and cash equivalents . .	$ 3,862	$ 21,842	$ 22,214	$ 77,947	$ 3,352	$ 2,898
Working capital (deficit) . . .	(16,301)	16,516	(9,683)	48,159	(1,355)	(14,751)
Total assets	69,371	53,534	112,266	175,461	21,111	67,592
Long-term obligations	13,577	28,073	69,852	24,988	1,935	13,585
Stockholders' equity (deficit)	16,879	8,544	(6,962)	97,474	(4,369)	14,341

(1) As discussed in the notes to our consolidated financial statements, in January 2003 we completed a 1-for-15 reverse stock split of our outstanding shares of common stock. All historical share and per share data have been adjusted for the reverse stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Words such as "may," "will," "should," "could," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth below. We expressly disclaim any intent or obligation to update any forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations.

Readers are urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business including, but not limited to, those discussed in "Risk Factors," "Forward-Looking Statements" and elsewhere in this prospectus.

Overview

We provide our services to customers typically pursuant to agreements with a term of one to three years and monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or additional services to existing customers. Our overall base of recurring revenue is affected by renewals or terminations of agreements with existing customers.

A large portion of the costs to operate our data centers, such as rent, product development and general and administrative expenses, does not depend strictly on the number of customers or the amount of services we provide. As we add new customers or new services to existing customers, we generally incur limited additional expenses relating to telecommunications, utilities, hardware and software costs, and payroll expenses. We have substantial capacity to add customers to our data centers. Our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue.

In recent years, we have grown through acquisitions of new businesses and have restructured our historical operations. Specifically, in December 2002, we acquired ClearBlue Technologies Management, Inc. (a wholly-owned subsidiary of our majority stockholder at the time of the acquisition), adding application management and development capabilities to our Managed Application Services; in February 2003, we acquired Avasta, adding capabilities to our Managed Application Services; in April 2003, we acquired Conxion, providing key services to our Managed Application Services and Managed Infrastructure Services; in May 2003, we acquired assets of Interliant, forming the core of our Managed Messaging Services; and in August 2003, we acquired assets of CBT (which was our majority stockholder at that time) related to colocation, bandwidth, security and disaster recovery services, enhancing our Managed Infrastructure Services. Prior to September 2002, substantially all of our services were managed application services, and we have added managed infrastructure and managed messaging services since that time. This transformation in our business will result in our recent results being more relevant to an understanding of our business than our historical results. We also expect to make additional acquisitions to take advantage of our available capacity, which will have significant effects on our financial results in the future.

Our acquisitions of CBTM and assets of CBT were accounted for in a manner similar to a pooling-of-interest due to common control ownership. The assets and the liabilities of CBT, CBTM and NaviSite were combined at their historical amounts beginning on September 11, 2002, the date on which CBT obtained a majority ownership of NaviSite. Our acquisitions of Avasta and Conxion and selected assets of Interliant were accounted for using the purchase method of accounting and as such, the results of operations and cash flows relating to these acquisitions were included in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the fiscal year ended July 31, 2003 from their respective dates of acquisition of February 5, 2003, April 2, 2003 and May 16, 2003.

The audit report on our fiscal year 2003 consolidated financial statements from KPMG LLP, our independent auditors, contains an explanatory paragraph that states that our recurring losses from operations since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern. During fiscal year 2003 and thereafter, we have undergone a significant transition, including all of the acquisitions that are described in this report and a balance sheet restructuring, to position ourselves among the leaders in the hosting and managed application services market. Included in this transition was a complete turnover of our senior management team and our Board of Directors. While we cannot assure you that we will continue as a going concern, we believe that we have developed and are implementing an operational plan that aligns our cost structure with our projected revenue growth.

Results of Operations

The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of total revenue.

	Year Ended July 31,			Three Months Ended October 31,	
	2003	2002	2001	2003	2002
				(Unaudited)	
Revenue:					
Revenue	98.3%	68.9%	64.6%	100.0%	91.7%
Revenue, related parties..............................	1.7	31.1	35.4	0.0	8.3
Total revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue	92.4	112.8	123.8	76.4	103.9
Impairment, restructuring and other	0.0	115.0	1.9	2.7	0.0
Total cost of revenue	92.4	227.8	125.7	79.1	103.9
Gross profit (deficit)	7.6	(127.8)	(25.7)	20.9	(3.9)
Operating expenses:					
Product development	1.2	8.9	13.7	1.5	2.4
Selling and marketing	7.8	16.3	31.4	8.4	8.1
General and administrative	26.4	32.4	32.1	21.1	23.2
Impairment, restructuring and other	11.6	(4.4)	7.8	1.9	0.9
Total operating expenses	47.0	53.2	85.0	32.9	34.6
Loss from operations	(39.4)	(181.0)	(110.7)	(12.0)	(38.5)
Other income (expense):					
Interest income	1.1	1.8	2.7	0.3	1.9
Interest expense	(56.7)	(24.8)	(7.8)	(2.6)	(24.8)
Other income (expense), net	(1.0)	(0.9)	0.3	0.0	(1.6)
Loss before cumulative effect of change in accounting principle and income tax expense...................	(96.0)	(204.9)	(115.5)	(14.3)	(63.0)
Income tax expense	(0.2)	0.0	0.0	0.0	0.0
Loss before cumulative effect of change in accounting principle.......................................	(96.2)	(204.9)	(115.5)	(14.3)	(63.0)
Cumulative effect of change in accounting principle	0.0	0.0	(4.2)	0.0	0.0
Net loss	(96.2)%	(204.9)%	(119.7)%	(14.3)%	(63.0)%

25

Comparison of Three Months Ended October 31, 2003 and 2002

Revenue

We derive our revenue primarily from outsourced managed hosting, colocation and managed application services comprised of a variety of service offerings, including providing related professional and consulting services, to middle-market organizations.

Our revenue is comprised as follows:

	Percentage of Revenue for Three Months Ended October 31, 2003
Managed Application Services	50%
Managed Infrastructure Services	35%
Managed Messaging Services	15%

For the three-month period ending October 31, 2002, substantially all of our revenue was generated from Managed Application Services.

Total revenue for the three-month period ended October 31, 2003 increased 48% to approximately $23.5 million from approximately $15.9 million for the three-month period ended October 31, 2002. The overall growth in revenue of approximately $7.6 million was mainly due to revenue resulting from our acquisitions, which contributed approximately $9.1 million in revenue during the quarter ended October 31, 2003. The increased revenue was partially offset by lost customer revenue of $1.6 million, which was primarily the result of a decrease in revenue from related parties of $1.3 million. Revenue from related parties principally consisted of sales of services to CMGI and its affiliates until September 2002 when CMGI sold its equity and debt interests in us to CBT, and then such related party revenue was recorded as revenue. The decrease in related party revenue for the three months ended October 31, 2003 as compared to the three months ended October 31, 2002 was primarily attributable to CMGI's affiliates terminating their relationships with us upon the completion of their contracts. Revenue for the three-month period ended October 31, 2002 includes two months of revenue of CBTM and the acquired subsidiaries from CBT.

Our 48% revenue growth was primarily attributable to the increase in our number of customers derived from our acquisitions. We expect revenue during the three months ended January 31, 2004 to be down slightly from the three months ended October 31, 2003 due to a reduction in prices charged to our largest customer and a one-time revenue item recognized on a cash basis during the three months ended October 31, 2003 from a former customer. We expect quarterly revenues for each of the remaining two quarters of fiscal year 2004 to be slightly higher than the three months ended January 31, 2004.

Cost of Revenue and Gross Profit

Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet connectivity charges, equipment costs and related depreciation, and costs to operate our data centers, such as rent and utilities.

Cost of revenue for the three-month period ended October 31, 2003, excluding impairment charges, increased 9% to approximately $17.9 million from approximately $16.5 million for the three-month period ended October 31, 2002. The increase in the cost of revenue of $1.4 million, net of impairment charges, resulted primarily from costs incurred to deliver the increased revenue.

Gross profit as a percentage of revenue for the three-month period ended October 31, 2003 was 21% as compared to a gross deficit as a percentage of revenue of 4% for the three-month period ended October 31, 2002. Excluding the impairment charge recorded in the three-month period ended October 31, 2003, our gross profit as a percentage of revenue was 24%. This increase was mainly due to reductions in unit costs of Internet connectivity charges, equipment costs and related depreciation

26

and costs to run our data centers as well as our ability to deliver the increase in revenue with no significant increase in overall salary expense. We expect our gross profit as a percentage of revenue to improve moderately during fiscal year 2004.

Operating Expenses

Product Development.   Product development expenses consist primarily of salaries and related costs of our employees engaged in product development activities. Product development expenses decreased 9% to approximately $348,000 for the three-month period ended October 31, 2003 from approximately $382,000 for the three-month period ended October 31, 2002. The decrease in product development expenses is primarily related to severance costs recorded in the three-month period ended October 31, 2002, which were not replicated in the three-month period ended October 31, 2003. We expect product development expenses to remain constant as a percentage of revenue during fiscal year 2004.

Selling and Marketing.   Selling and marketing expenses consist primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade shows, marketing and direct mail programs. Selling and marketing expense increased 53% for the three-month period ended October 31, 2003 to approximately $2.0 million from approximately $1.3 million for the three-month period ended October 31, 2002. The increase of approximately $685,000 resulted primarily from increases in salary and related costs, increases in commission expense corresponding to increases in revenue and increases in marketing program costs. We expect selling and marketing expenses to remain constant as a percentage of revenue during fiscal year 2004.

General and Administrative.   General and administrative expenses include the costs of financial, human resources, information technology and administrative personnel, professional services, bad debt and corporate overhead. Also included in the three-month period ended October 31, 2002 are intercompany charges from CMGI for facilities and shared back-office and business development support. These costs were eliminated upon the termination of the Facilities and Administrative Agreement between CMGI and us in September 2002. Excluding the impairment charge, general and administrative expenses increased 35% to approximately $5.0 million for the three-month period ended October 31, 2003 from approximately $3.7 million for the three-month period ended October 31, 2002. The increase of approximately $1.3 million was mainly the result of increases in salary expense of approximately $580,000, bad debt expense of approximately $340,000, utility expense of approximately $300,000, depreciation expense of approximately $290,000 and costs of moving data centers of approximately $125,000 partially offset by decreases in the allocation of expense from CMGI of approximately $250,000 and legal expenses of approximately $160,000. We expect general and administrative expenses to decline slightly as a percentage of revenue during fiscal year 2004.

Impairment, Restructuring and Other

Costs associated with abandonment of lease facilities were approximately $1.1 million for the three-month period ended October 31, 2003. These costs are due primarily to abandonment of data center space at our Vienna, Virginia facility, recorded as an increase to cost of sales, and the abandonment of administrative space at our San Francisco, California office, recorded as an increase to general and administrative expenses. We recorded a charge equal to the amount of rent and other direct costs for the period and time the space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a subtenant under a sublease over the remainder of the lease term. A charge of $147,000 was recorded for the three-month period ended October 31, 2002 relating to the restructuring of capital lease agreements.

Interest Income

Interest income decreased 79% to approximately $64,000 for the three-month period ended October 31, 2003 from approximately $305,000 for the three-month period ended October 31, 2002.

The decrease is due primarily to lower cash balances during the three-month period ended October 31, 2003 as compared to the three-month period ended October 31, 2002.

Interest Expense

Interest expense decreased 85% to approximately $609,000 for the three-month period ended October 31, 2003 from $3.9 million for the three-month period ended October 31, 2002. The decrease is due primarily to the reduction of the expense related to the beneficial conversion feature and interest on our convertible debt, which was fully converted in fiscal year 2003. During the three-month period ended October 31, 2003, interest expense was incurred based primarily on our outstanding accounts receivable financing agreement with Silicon Valley Bank, our note payable to Atlantic Investors and our note payable to the AppliedTheory estate. We expect interest expense to decrease based on the anticipated repayment of the note payable to Atlantic Investors with the proceeds from this offering.

Comparison of the Years 2003, 2002 and 2001

Revenue

Total revenue for fiscal year 2003 increased 29% to approximately $76.6 million from approximately $59.4 million in fiscal year 2002. The overall growth in revenue was mainly due to revenue resulting from our acquisitions, which contributed $48.7 million in revenue during fiscal year 2003, offset by net lost customer revenue of $31.5 million. Revenue from non-related parties increased by 84% to approximately $75.3 million in fiscal year 2003 from approximately $41.0 million in fiscal year 2002 but was offset by a decline in revenue from related parties. Revenue from related parties decreased by 93% to approximately $1.3 million in fiscal year 2003 from approximately $18.5 million in 2002. Revenue from related parties principally consisted of sales of services to CMGI and its affiliates until September 2002 when CMGI sold its equity and debt interests in us to CBT, and then this related party revenue was recorded as revenue. The decrease in related party revenue for fiscal year 2003 as compared to fiscal year 2002 was primarily attributable to CMGI's affiliates terminating their relationships with us upon the completion of their contracts.

Total revenue for fiscal year 2002 decreased 42% to approximately $59.4 million from approximately $102.7 million in fiscal year 2001. Included in fiscal year 2002 revenue is approximately $2.9 million in non-recurring revenue from settlements, primarily from related parties. Excluding settlement revenue, total revenue for fiscal year 2002 decreased 45% to approximately $56.5 million from approximately $102.7 million in fiscal year 2001. The decrease in fiscal year 2002 revenue, net of settlement revenue, resulted from a $25.4 million, or 38%, decrease in unaffiliated revenue combined with a $17.9 million, or 49%, decrease in revenue from CMGI and its affiliates.

In fiscal year 2003, one unrelated customer accounted for 21% of our revenue as compared to fiscal year 2002 where one CMGI affiliate accounted for approximately 11% of our revenue and fiscal year 2001 where four CMGI affiliates accounted for approximately 25%, 17%, 15% and 14% of our revenue, respectively.

Cost of Revenue

Cost of revenue, excluding impairment charges, increased 6% to approximately $70.8 million in fiscal year 2003 from approximately $67.0 million in fiscal year 2002. The increase in cost of revenue of $3.8 million, net of impairment charges, resulted primarily from the addition of approximately $14.2 million in cost of revenue from the acquisitions of subsidiaries of CBT netted with a $10.4 million reduction in our cost of revenue. The $10.4 million reduction in our cost of revenue consisted primarily of reductions in depreciation of $11.1 million, equipment lease and related costs of $6.4 million due to restructuring that took place in fiscal year 2002 partially offset by increases in labor costs of $4.0 million, bandwidth costs of $1.6 million and software licenses of $1.4 million related to acquisitions made in fiscal year 2003.

Cost of revenue, excluding impairment charges, decreased 47% to approximately $67.0 million in fiscal year 2002, from approximately $127.2 million in fiscal year 2001. The reduction in cost of revenue of $60.2 million, net of impairment charges, resulted primarily from a $34.7 million reduction in equipment lease and related costs, a $10.0 million reduction in labor costs due to head count reductions, a $9.1 million reduction in consulting fees, a $5.9 million reduction in bandwidth and bandwidth related costs, a $2.9 million reduction in rent costs related to the closing of our original data centers on July 31, 2001, and a $2.9 million reduction in other facility and equipment related costs offset by a $5.2 million increase in depreciation resulting from the purchase of equipment formerly held under operating leases. Included in cost of revenue for fiscal years 2002 and 2001 are impairment charges of $68.3 million and $1.9 million, respectively.

Impairment, Restructuring and Other

In fiscal year 2002, we recorded a $68.3 million impairment charge related to leased and owned equipment and long-lived assets. The components of this charge are as follows:

- As a result of a physical inventory of our customer-dedicated equipment, we recorded an impairment charge of $1.5 million for obsolete equipment and for equipment no longer on hand and identified certain excess assets not in use.

- We modified the payment amounts and terms of operating leases with three equipment vendors such that the modified leases qualify as capital leases. One of the resulting capital leases is payable in 24 equal monthly payments of $38,000, starting in December 2001. The second capital lease has total payments of $2.6 million, of which $1.0 million was paid in the second quarter of fiscal year 2002 and $1.6 million was paid in fiscal year 2003. The third capital lease is payable in 28 monthly payments of $4,700 for the first four months and $20,400 for the remaining 24 months, starting in April 2002. The equipment under all resulting capital leases was capitalized at the fair market value of the equipment at the time of the modification, determined to be $1.1 million, which was lower than the present value of the future minimum lease payments based on our estimated incremental borrowing rate of 12%. Because the fair market value of the equipment was less than the consideration given, based on a third-party appraisal, we recorded an asset impairment charge of approximately $1.0 million. In addition, we returned some equipment held under operating leases with one of the above lessors and incurred and paid a breakage fee of $397,000.

- We recorded a net $1.9 million charge representing the future estimated remaining minimum lease payments related to certain idle equipment held under various operating leases. The equipment had previously been rented to former customers under operating leases, and upon the loss of the customer, the equipment became idle. Based on our then forecasts, the equipment would not be utilized before the related operating leases expired and/or the equipment became obsolete.

- We evaluated the current and forecasted utilization of our purchased software licenses. As a result of this evaluation, during the second quarter of fiscal year 2002, we recorded a $365,000 impairment for software licenses that would not be utilized before the licenses expired and/or became obsolete.

- We finalized agreements with various equipment lessors whereby we purchased equipment previously held under operating leases for approximately $42.0 million. The fair market value of the equipment at the time of purchase, based on third-party appraisal, was approximately $14.3 million. As the aggregate fair market value of the equipment, based on third-party appraisal, was less than the aggregate consideration given, we recorded an asset impairment charge of approximately $25.4 million, as a separate component of cost of revenue, in fiscal year 2002.

- A number of factors occurring during the fourth quarter of fiscal year 2002 impacted our long-lived assets including both our expected future cash flow generation and our expected utilization of the assets within revised operating plans. These factors included the further deterioration of market conditions within our industry, excess capacity in the industry and in our two data centers, our anticipated data center utilization and our revised business model.

Based on these factors and their impact on current and future projected cash flows, we performed an assessment of the carrying value of our long-lived assets pursuant to SFAS No. 121, ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.'' The conclusion of this assessment was that the decline in market conditions within our industry was significant and other than temporary. In this assessment, we reviewed our long-lived assets, which included property, equipment and goodwill. The carrying amount of goodwill, which totaled $186,000, was considered unrecoverable and was written-off as of July 31, 2002 and was included as a component of general and administrative expense.

In accordance with SFAS No. 121, the measurement of the impairment loss of property and equipment was based on the fair value of the asset, as determined by third-party appraisal. Management determined that the best measure of fair value for the property and equipment was a combination of the market and cost approaches. The cost approach was utilized to determine the fair value of certain computer hardware, leasehold improvements, office furniture and equipment and construction in progress. The cost approach utilizes estimated replacement/reproduction cost, with allowances for physical depreciation and functional obsolescence (i.e. asset utilization). For certain equipment and leasehold improvements, the market approach was used. The market approach typically includes comparing recent sales of similar assets and adjusting these comparable transactions based on factors such as age, condition, and type of sale to determine fair value. Based on the appraised fair value of the property and equipment, we recorded an impairment charge of approximately $38.1 million during the fourth quarter of fiscal year 2002.

Included in the fiscal year 2001 cost of revenue is a charge of approximately $1.9 million related to some of our equipment under operating leases, which had been deemed not to have a future economic benefit to us.

Operating Expenses

Product Development. Product development expenses decreased 82% to approximately $950,000 in fiscal year 2003 from approximately $5.3 million in fiscal year 2002. The decrease in product development expenses is primarily related to reduced headcount and related costs resulting from the decrease in product development personnel in fiscal year 2003 from fiscal year 2002, combined with a reduction in allocated depreciation and equipment rental expense.

Product development expenses decreased 63% to approximately $5.3 million in fiscal year 2002 from approximately $14.1 million in fiscal year 2001. The decrease in product development expenses is primarily related to reduced headcount and related costs resulting from the decrease in product development personnel in fiscal year 2002 from fiscal year 2001, combined with a reduction in outside consulting fees.

Selling and Marketing. Selling and marketing expenses decreased 39% to approximately $6.0 million in fiscal year 2003 from approximately $9.7 million in fiscal year 2002. The decrease of approximately $3.7 million resulted primarily from a reduction in salary and related costs of approximately $2.6 million, a reduction of allocated rent of approximately $800,000 and a reduction in marketing program costs of approximately $300,000.

Selling and marketing expenses decreased 70% to approximately $9.7 million in fiscal year 2002 from approximately $32.3 million in fiscal year 2001. The $22.5 million decrease resulted primarily from a $8.1 million reduction in headcount expenses related to a decrease in sales and marketing personnel, a $6.6 million reduction in marketing programs, advertising and product literature, a $5.2 million reduction in commission expense driven by decreased revenue levels, and a $765,000 reduction in consulting fees.

General and Administrative.   General and administrative expenses increased 4.9% to approximately $20.2 million in fiscal year 2003 from approximately $19.3 million in fiscal year 2002. The increase of approximately $935,000 was mainly the result of the addition of approximately $1.3 million in CBT general and administrative expenses offset by a net decrease in expenses of approximately $400,000. The $400,000 is primarily comprised of a reduction in bad debt expense of $2.5 million partially offset by increases in headcount related expenses of $1.2 million, increased accounting and legal fees of $800,000 and increased expense for amortization of intangibles related to the CBTM acquisition during the fiscal year.

General and administrative expenses decreased 42% to approximately $19.3 million in fiscal year 2002 from approximately $33.0 million in fiscal year 2001. The $13.7 million decrease resulted primarily from a $8.3 million reduction in bad debt expense, a $5.1 million reduction in headcount expense related to a decrease in general and administrative personnel at July 31, 2002 to 26 from 52 at July 31, 2001, and a $1.7 million reduction in consulting fees. General and administrative expenses also included a $600,000 legal settlement paid to Level 3.

Impairment, Restructuring and Other

Costs associated with impairment, restructuring and abandonment of lease facilities increased to approximately $8.9 million in fiscal year 2003 compared to a reversal of a portion of a previous impairment and restructuring charge of approximately $2.6 million in fiscal year 2002. The increase is due primarily to abandonment of administrative space at our 400 Minuteman Road, Andover, MA facility and the abandonment of administrative space at our La Jolla, CA office and approximately $2.0 million impairment of intangible assets by CBT. We recorded a charge equal to the amount of rent and other direct costs for the period the space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a subtenant under a sublease over the remainder of the lease term.

In July 2001, we announced a plan, approved by our Board of Directors, to restructure our operations and consolidate our data centers, which resulted in a charge of approximately $8.0 million, of which approximately $5.2 million was accrued for as of July 31, 2001. Of the total restructuring charge, approximately $1.8 million was related to employee termination benefits. We terminated 126 employees on July 31, 2001. The restructuring charge also included approximately $6.2 million of costs related to the closing of our two original data centers. The components of the facility closing costs included approximately $3.8 million of estimated lease obligations associated with restoring the facilities to their original condition, and other contractual obligations, to be paid over the term of the respective agreements through 2002, and approximately $2.4 million of write-offs of leasehold improvements, which were recorded as of July 31, 2001. During fiscal year 2002, we were able to favorably renegotiate the facility closing costs. The accrual for the two original data centers was reduced by approximately $1.6 million and the bandwidth termination costs were reduced by approximately $1.0 million. In addition, $63,000 in severance and employee costs were forfeited by former employees. As a result, we reversed approximately $2.6 million in restructuring accrual during fiscal year 2002. As of July 31, 2002, we had completed the restructuring plan and made all related payments.

Interest Income

Interest income decreased 20% to approximately $851,000 in fiscal year 2003 from approximately $1.1 million in fiscal year 2002. The decrease is due primarily to the reduced levels of average cash on hand.

Interest income decreased 62% to approximately $1.1 million in fiscal year 2002, from approximately $2.8 million in fiscal year 2001. The decrease is due primarily to the reduced levels of average cash on hand.

Interest Expense

Interest expense increased 195% to approximately $43.4 million in fiscal year 2003 from approximately $14.7 million in fiscal year 2002. The increase of $28.7 million is due mainly to the non-cash write-off of the unamortized beneficial conversion feature related to the conversion of the $65 million of convertible notes during fiscal year 2003.

Interest expense increased 83% to approximately $14.7 million in fiscal year 2002 from approximately $8.0 million in fiscal year 2001. The increase is due to the interest payable on the $65 million of convertible notes and related beneficial conversion feature amortization.

Other Income (Expense), net

Other income (expense) increased 42% to approximately ($733,000) in fiscal year 2003 from ($516,000) in fiscal year 2002. This increase is mainly due to increased fees related to the accounts receivable financing agreement with Silicon Valley Bank.

Other income (expense) decreased 277% to ($516,000) in fiscal year 2002 from $292,000 in fiscal year 2001. The decrease is due to the loss on the sale of assets offset by the gain realized on the sale of certain of our Streaming Media assets.

Fiscal Year 2001 Change in Accounting Principle

During fiscal year 2001, we adopted SEC Staff Accounting Bulletin No. 101 — Revenue Recognition in Financial Statements, or SAB 101. Under SAB 101, installation fees are recognized over the life of the related customer contracts. Prior to fiscal year 2001, we recognized installation fees at the time the installation occurred. The cumulative effect of the change in accounting principle on all prior years resulted in a $4.3 million increase in net loss for the year ended July 31, 2001 and is reflected as a cumulative effect of change in accounting principle. Revenue for the year ended July 31, 2001 includes $1.5 million that was included in the cumulative effect adjustment. The $1.5 million of fiscal year 2001 revenue was primarily attributable to the recognition of the previously deferred revenue on customers lost during fiscal year 2001.

Quarterly Results of Operations
(In thousands, except for per share data)

We have prepared the following table on a basis consistent with the audited consolidated financial statements included in this prospectus and, in the opinion of management, this chart includes all adjustments necessary for the fair presentation of such data.

	Three Months Ended								
	Oct. 31, 2003	July 31, 2003(1)	April 30, 2003(1)	Jan. 31, 2003(1)	Oct. 31, 2002	July 31, 2002	April 30, 2002	Jan. 31, 2002	Oct. 31, 2001
					(Unaudited)				
Revenue:									
Revenue	$ 23,473	$ 22,341	$ 19,620	$ 18,761	$ 14,561	$ 6,625	$ 9,113	$ 11,747	$ 13,483
Revenue, related parties	—	—	—	—	1,310	3,126	5,604	3,927	5,796
Total revenue	23,473	22,341	19,620	18,761	15,871	9,751	14,717	15,674	19,279
Cost of revenue	17,924	19,960	17,312	17,014	16,495	11,166	14,150	20,307	21,377
Impairment, restructuring and other	633(7)	—	—	—	—	37,717(3)	(3,985)(4)	7,226(3)	27,359(5)
Total cost of revenue	18,557	19,960	17,312	17,014	16,495	48,883	10,165	27,533	48,736
Gross profit (deficit)	4,916	2,381	2,308	1,747	(624)	(39,132)	4,552	(11,859)	(29,457)
Operating expenses:									
Product development	348	326	121	121	382	356	1,003	1,945	1,977
Selling and marketing	1,972	2,201	1,429	1,043	1,287	1,834	2,731	2,502	2,636
General and administrative	4,958	6,489	5,023	5,018	3,677	2,729	2,622	7,086	6,835
Impairment, restructuring and other	456(7)	2,608(6)	3,819(7)	2,308(7)	147	(138)	(2,495)(8)	—	—
Total operating expenses	7,734	11,624	10,392	8,490	5,493	4,781	3,861	11,533	11,448
Loss from operations	(2,818)	(9,243)	(8,084)	(6,743)	(6,117)	(43,913)	691	(23,392)	(40,905)
Other income (expense):									
Interest income	64	167	169	211	305	339	389	168	164
Interest expense	(609)	(23,232)(9)	(2,470)	(13,760)(9)	(3,940)	(3,770)	(3,763)	(3,576)	(3,609)
Other income (expense), net	10	376	(919)	61	(253)	(1,186)	639	21	10
Loss before income tax expense	(3,353)	(31,932)	(11,304)	(20,231)	(10,005)	(48,530)	(2,044)	(26,779)	(44,340)
Income tax expense	—	153	—	—	—	—	—	—	—
Net loss	$ (3,353)	$(32,085)	$(11,304)	$(20,231)	$(10,005)	$(48,530)	$(2,044)	$(26,779)	$(44,340)
Basic and diluted net loss per common share(2):	$ (0.14)	$ (1.80)	$ (0.88)	$ (2.07)	$ (1.60)	$ (7.97)	$ (0.35)	$ (4.70)	$ (10.72)
Basic and diluted weighted average number of common shares outstanding(2)	24,506	17,788	12,845	9,751	6,270	6,092	5,917	5,698	4,138

(1) The three-month periods ended July 31, April 30 and January 31, 2003 have been restated herein to reflect our acquisition of assets of CBT as if the acquisition had taken place on September 11, 2002. This acquisition transpired when both companies were under common control, and therefore, the acquisition is accounted for in a manner similar to a pooling-of-interest.

(2) As discussed in the notes to our consolidated financial statements, in January 2003 we completed a 1-for-15 reverse stock split of our outstanding shares of common stock. All historical share and per share data have been adjusted for the reverse stock split.

(3) Impairment related to valuation of our fixed assets.

(4) Reversal of impaired lease accrual due to change in estimate.

(5) Impairment of assets purchased during buyout of certain operating leases.

(6) Impairment of leased facility and write-off of intangible assets at CBT.

(7) Impairment of leased facility.

(8) Reversal of fiscal year 2001 restructuring charge due to change in estimate.

(9) Increase in interest expense related to non-cash expense from conversion of our convertible debt.

The following is a reconciliation from the quarterly reported results previously filed on our annual report on Form 10-K and our quarterly reports on Form 10-Q to the results presented herein.

	Three Months Ended								
	July 31, 2003			April 30, 2003			January 31, 2003		
	As reported	CBT Results	Combined(1)	As reported	CBT Results	Combined(1)	As reported	CBT Results	Combined(1)
					(Unaudited)				
Revenue:									
Revenue	$ 18,627	$ 3,713	$ 22,341	$ 15,877	$3,743	$ 19,620	$ 14,803	$3,958	$ 18,761
Revenue, related parties	—	81	—	—	—	—	—	—	—
Total revenue	18,627	3,794	22,341	15,877	3,743	19,620	14,803	3,958	18,761
Cost of revenue	16,339	3,741	19,960	13,633	3,622	17,312	13,006	3,989	17,014
Impairment, restructuring and other	—	—	—	—	—	—	—	—	—
Total cost of revenue	16,339	3,741	19,960	13,633	3,622	17,312	13,006	3,989	17,014
Gross profit (deficit)	2,288	53	2,381	2,244	121	2,308	1,797	(31)	1,747
Operating expenses:									
Product development	326	—	326	121	—	121	121	—	121
Selling and marketing	2,197	—	2,201	1,367	—	1,429	996	26	1,043
General and administrative	5,836	797	6,489	4,729	323	5,023	4,716	311	5,018
Impairment, restructuring and other	776	1,831	2,608	3,819	—	3,819	2,308	—	2,308
Total operating expenses	9,135	2,628	11,624	10,036	323	10,392	8,141	337	8,490
Loss from operations	(6,847)	(2,575)	(9,243)	(7,792)	(202)	(8,084)	(6,344)	(368)	(6,743)
Other income (expense):									
Interest income	155	12	167	157	12	169	200	11	211
Interest expense	(23,216)	(16)	(23,232)	(2,448)	(22)	(2,470)	(13,721)	(39)	(13,760)
Other income (expense), net	377	—	376	(909)	—	(919)	64	—	61
Loss before income tax expense	(29,531)	(2,579)	(31,932)	(10,992)	(212)	(11,304)	(19,801)	(396)	(20,231)
Income tax expense	—	153	153	—	—	—	—	—	—
Net loss	$(29,531)	$(2,732)	$(32,085)	$(10,992)	$ (212)	$(11,304)	$(19,801)	$ (396)	$(20,231)

(1) The combined amounts include the elimination of intercompany activity consisting of $81,000 of revenue in the three-month period ended July 31, 2003 and general and administrative expense of $144,000, $29,000 and $9 for the three-month periods ended July 31, April 30 and January 31, 2003, respectively.

Contractual Obligations and Commercial Commitments

We are obligated under various capital and operating leases for facilities and equipment. Minimum annual rental commitments under operating leases and other commitments are as follows as of October 31, 2003:

Description	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(in thousands)		
Short/long-term debt	$ 19,450	$13,450	$ 6,000	$ —	$ —
Interest on debt	1,613	653	960	—	—
Capital leases	4,468	2,927	1,541	—	—
Operating leases......................	1,034	834	200	—	—
Bandwidth commitments	5,329	2,661	2,026	642	—
Maintenance for hardware/software	1,188	1,188	—	—	—
Property leases	84,682	13,482	25,467	19,150	26,583
	$117,764	$35,195	$36,194	$19,792	$26,583

Liquidity and Capital Resources

Our cash and cash equivalents decreased to approximately $2.9 million at October 31, 2003 from approximately $3.9 million at July 31, 2003. Net cash used in operating activities was approximately $3.2 million for the period ended October 31, 2003, resulting primarily from net losses, increases in accounts receivable, decreases in accrued expenses and deferred revenue partially offset by depreciation, amortization and non cash impairment charges. Net cash provided by investing activities was approximately $400,000 for the period ended October 31, 2003, resulting primarily from reductions of restricted cash offset by purchases of property and equipment. Net cash provided by financing activities was approximately $1.9 million for the period ended October 31, 2003, resulting primarily from borrowings from our accounts receivable financing line partially offset by repayment of capital lease obligations.

At October 31, 2003, we had a working capital deficit of $14.8 million, an accumulated deficit of $422 million and have reported losses from operations since incorporation. At July 31, 2003, we had a working capital deficit of $16.3 million and an accumulated deficit of $416 million. We have used cash from continuing operations of $14.5 million, $27.0 million and $88.8 million in the years ended July 31, 2003, 2002, and 2001, respectively.

Since May 2003, our primary source of cash to fund our operations and meet our contracted obligations and commitments has been our accounts receivable financing agreement with Silicon Valley Bank. Prior to May 2003, our primary sources of cash to fund our operations were sales of equity and convertible debt securities. Our accounts receivable financing agreement provides for up to $10.0 million of financing based on a maximum of $12.5 million of our eligible accounts receivable with an 80% advance rate.

We anticipate incurring additional losses from our business operations which will result in a decrease in cash for our current fiscal year. We also have approximately $13.5 million of debt obligations that are due by July 31, 2004. In order to meet our cash needs and continue as a going concern through July 31, 2004, we have closed and integrated strategic acquisitions, changed the composition of our Board of Directors and senior management and brought costs more in line with projected revenues. However, based upon our cash flow estimates, we believe that this offering will allow us to raise the necessary funds to meet our anticipated needs for working capital and capital expenditures for at least 12 months following this offering. We may also consider sales of assets to raise additional cash. If we use a significant portion of the net proceeds from this offering to acquire a company, technology or product, we may need to raise additional debt or equity capital.

Our cash flow estimates are based upon attaining certain levels of sales, maintaining budgeted levels of operating expenses, collections of accounts receivable and maintaining our current borrowing line with Silicon Valley Bank among other assumptions, including the improvement in the overall macroeconomic environment. However, there can be no assurance that we will be able to meet such assumptions. Our sales estimate includes revenue from new and existing customers which may not be realized and we may be required to further reduce expenses if budgeted sales are not attained. We may be unsuccessful in reducing expenses in proportion to any shortfall in projected sales and our estimate of collections of accounts receivable may be hindered by our customers' ability to pay.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts and impairment of long-lived assets. Management reviews the estimates on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition. We provide outsourced hosting, colocation and managed application services and related professional and consulting services. Revenue consists of monthly fees for Web site and information technology infrastructure and application management, application rentals and hosting. Revenues related to monthly fees for information technology infrastructure and applications are recognized over the term of the customer contract based on actual usage and services. Revenue from professional services is recognized on a time-and-materials basis as the services are performed or under the percentage-of-completion method for revenue related to fixed-price contracts. Revenue and profits on long-term Internet solutions contracts, performed over extended periods, are recognized under the percentage-of-completion method of accounting, principally based on direct labor dollars. Revenues and profits on long-term contracts are based on our estimates to complete and are reviewed periodically, with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Fees charged for the installation of customer equipment are generally received in advance and are deferred and recognized as revenue over the life of the related customer contract, typically 12 to 36 months. In the event a customer terminates the agreement prior to its stated maturity, all deferred revenue related to installation services is automatically recognized upon the effective date of the termination, and we generally charge cancellation or termination fees that are also recognized upon the effective date of the termination. Generally, cancellation fees are calculated as the customer's remaining base monthly fees obligation times the number of months remaining in the contract term.

Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined subsequent to our initial evaluation and at any time during the arrangement that collectability is not reasonably assured, revenue is recognized as cash is received. Due to the nature of our service arrangements, we provide written notice of termination of services, typically 10 days in advance of disconnecting a customer. Revenue for services rendered during this notification period is generally recognized on a cash basis as collectability is not considered probable at the time the services are provided.

Allowance for Doubtful Accounts. We perform periodic credit evaluations of our customers' financial conditions and generally do not require collateral or other security against trade receivables. We make estimates of the uncollectability of our accounts receivables and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer credit-worthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve for 20% of the balance over 90 days old and 2% of all other customer balances. This method historically approximated actual write-off experience. Changes in economic conditions or the financial viability of our customers may result in additional provisions for doubtful accounts in excess of our current estimate.

Impairment of Long-lived Assets. We review our long-lived assets, primarily property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Factors we consider important that could trigger an interim impairment review include:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- significant negative industry or economic trends;
- significant declines in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Property and equipment is primarily comprised of leasehold improvements, computer and office equipment and software licenses. If our costs are more or less than our estimates, then we record an additional loss or gain in the future period when the actual costs are known. For example, in fiscal year 2002, we reversed approximately $2.6 million in prior restructuring accrued as a result of the incurrence of less costs than estimated.

New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, ''Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity,'' which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred the classification and measurement provisions of SFAS No. 150 as they apply to certain mandatory redeemable non-controlling interests. This deferral is expected to remain in effect while these provisions are further evaluated by the FASB. We have not entered into or modified any financial instruments covered by this statement after May 31, 2003 and the application of this standard is not expected to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents. From time to time, we invest our excess cash in money market funds. We do not currently have any significant foreign operations and thus are not materially exposed to foreign currency fluctuations.

BUSINESS

Our Business

We provide a broad range of outsourced hosting and managed application services for middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. Our service offerings allow our customers to outsource the hosting and management of their information technology infrastructure and applications, such as commerce systems, enterprise software applications and e-mail. We offer services that are designed to focus on the needs of middle-market organizations, where we believe the need for outsourcing is most acute. We believe that by using our services, our customers are able to focus on, and apply resources to, their core business operations by avoiding the significant ongoing investments required to replicate our infrastructure, performance, reliability and expertise. Our services include:

Managed Application Services (A-Services)	Application Hosting Application Management Application Development
Managed Infrastructure Services (I-Services)	Content and Electronic Software Distribution Colocation Bandwidth Security Disaster Recovery
Managed Messaging Services (M-Services)	Managed Messaging

Our service offerings are enhanced by our proprietary Collaborative Application Management, or CAM, platform. Our CAM platform enables us to work with our customers' information technology teams, systems integrators and other third parties to provide seamless operation of outsourced applications and infrastructure and convenient access to information through the platform's user interface.

We currently operate 14 data centers in the United States and one data center in the United Kingdom. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Our services combine our developed infrastructure with established processes and procedures for delivering hosting and application management services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution and change management processes are designed to identify and address potentially crippling problems before they are able to disrupt our customers' operations.

We currently service approximately 900 customers, including approximately 75 customers through our sales channel relationships. Our customers typically enter into service agreements for a term of one to three years with monthly payment installments, providing us with a base of recurring revenue.

In September 2002, ClearBlue Technologies, Inc., or CBT, acquired all of our equity and debt interests then held by CMGI, Inc. and Hewlett-Packard Financial Services Company, thus becoming our majority stockholder. We have since successfully grown our revenues, service offerings and customer base through a number of acquisitions, including:

- In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services. This acquisition added application management and development capabilities to our Managed Application Services.

- In February 2003, we acquired Avasta, Inc., a provider of application management services, adding capabilities to our Managed Application Services.

- In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added key services to our Managed Application Services and Managed Infrastructure Services.

- In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition formed the core of our Managed Messaging Services.

- In August 2003, we acquired assets of CBT related to colocation, bandwidth, security and disaster recovery services, enhancing our Managed Infrastructure Services. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois; Las Vegas, Nevada; Los Angeles, California; Milwaukee, Wisconsin; Oakbrook, Illinois; and Vienna, Virginia and assumed the revenue and expense of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas; New York, New York; San Francisco, California; and Santa Clara, California. Ownership of these additional subsidiaries will automatically be transferred, under certain conditions, to us for no additional consideration in February 2004.

We believe that these transactions demonstrate our disciplined acquisition strategy and effective integration expertise.

Our Industry

The dramatic growth in Internet usage and the enhanced functionality, accessibility and security of Internet-enabled applications have made the Internet increasingly attractive as a medium for conducting business. Many businesses are deploying Internet-enabled information technology infrastructure and applications to enhance their core business operations, increase efficiency across their organization and remain competitive. Internet-enabled information technology infrastructure and applications extend beyond Web sites and e-commerce platforms and encompass core enterprise software such as financial, email, enterprise resource planning, supply chain management and customer relationship management applications. Organizations have become increasingly dependent on these applications and they have evolved into important components of their business strategies.

As enterprises seek to remain competitive and improve profitability, we believe they will continue to implement increasingly sophisticated Internet-enabled applications. Some of the potential benefits of these applications include the ability to:

- increase operating efficiencies and reduce costs;

- build and enhance customer relationships by providing Internet-enabled customer service and technical support;

- manage vendor and supplier relationships through Internet-enabled technologies such as online training and e-commerce enablement; and

- communicate and conduct business more rapidly and cost-effectively with customers, suppliers and employees worldwide.

These benefits have driven increased utilization of Internet-enabled information technology infrastructure and applications which in turn has created a strong demand for specialized information technology support and applications expertise. An increasing number of businesses are choosing to outsource the hosting and management of these applications. Gartner estimates that the mid-sized business market, defined as companies with 100 to 999 employees, for outsourced information technology management will grow from approximately $12.6 billion to approximately $15.7 billion by 2006.

The trend towards outsourced hosting and management of information technology infrastructure and applications by middle-market organizations is driven by a number of factors, including:

- developments by major hardware and software vendors that facilitate outsourcing;

- the need to improve the reliability, availability and overall performance of Internet-enabled applications as they increase in importance and complexity;

- the need to focus on core business operations;

- challenges and costs of hiring, training and retaining application engineers and information technology employees with the requisite range of information technology expertise; and

- increasing complexity of managing the operations of Internet-enabled applications.

Independent market research firms indicate that the markets for our services are large and expected to grow rapidly over the next few years:

- According to Gartner, the North American Web-hosting market will grow from $5.8 billion in 2002 to $20.0 billion by 2007. Gartner further estimates that managed services accounted for 72% of the market in 2002, and will grow to account for 85% of the market by 2007.

- Gartner also estimates that the North American content distribution network and software delivery services market will grow from $173 million in 2002 to $814 million by 2007.

- According to The Radicati Group, the hosted and managed business email market will grow from approximately $2.3 billion in 2003 to approximately $3.1 billion in 2007. The Radicati Group further estimates that approximately 64% of the 581 million actively used email accounts worldwide are hosted accounts.

Notwithstanding increasing demand for these services, we believe the number of providers of outsourced application hosting and management services has decreased over the past three years, primarily as a result of industry consolidation and bankruptcies. We believe this consolidation trend will continue and will benefit a small number of service providers that have the resources and infrastructure to cost effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

Our goal is to become the leading provider of outsourced managed hosting and managed application services for middle-market organizations. Key elements of our strategy are to:

Grow Through Disciplined Acquisitions. We intend to derive much of our future growth through acquisitions of technologies, products and companies that enhance our services portfolio and strengthen our position in our target markets. By utilizing our expertise in acquiring and effectively integrating complementary companies, we can eliminate duplicative operations, reduce costs and improve our operating margins. We will acquire companies that provide valuable technical capabilities and entry into target markets, and allow us to maximize our existing technical and physical infrastructure.

Deepen Existing Customer Relationships and Expand Our Customer Base. Most of our customers currently utilize only one of our service offerings. We plan to further penetrate our existing customer base with minimal additional costs by cross-selling our broad suite of services. We also plan to increase our customer base through direct sales and by expanding our channel relationships with key systems integrators and independent software vendors. For systems integrators, our flexibility and cost-effectiveness bolster their application development and management service. For independent software vendors, we provide the ability to offer their software as a managed service.

Improve Operating Margins Through Efficiencies. We have made significant improvements to our overall cost structure during the last twelve months. We intend to continue to improve operating margins as we improve the efficiency of our operations. As we grow, we will leverage our infrastructure capacity, our CAM platform and our automated processes. Due to the fixed cost nature of our infrastructure, increased customer revenue results in incremental improvements in our operating margins. We will also continue to expand the breadth and sophistication of our automated processes.

Emphasize and Invest in New High-Growth Service Areas. We plan to target emerging high growth service areas and increase the number of value-add services we provide to our customers. These services include outsourced business processes such as electronic software distribution and message archiving, as well as offering third-party enterprise software applications. As organizations become increasingly dependent on complex applications to run their businesses, we intend to provide technological innovation that will allow us to become an increasingly valuable provider to our customers.

Our Services

We offer our customers a broad range of managed application, infrastructure and messaging services that can be deployed quickly and cost effectively. Our focus on the management of computing infrastructure allows us to meet an expanding set of needs as our customers' applications become more complex. Our experience and capabilities save our customers the time and cost of developing expertise in-house and we increasingly serve as the sole manager of our customers' outsourced applications.

All of our service offerings can be configured to meet our customers' particular needs. Our proprietary CAM platform enables us to offer valuable flexibility without the significant costs associated with traditional customization.

Our services include:

Managed Application Services (A-Services)

Application Hosting Services — We provide fully managed application hosting services. We manage data centers, Internet connectivity, servers and networking, security (including firewalls, virtual private networks and intrusion detection), storage, load balancers, database clusters, operating systems, and Web and application servers.

Application Management Services — We provide application management services for leading databases and complex software such as financial, enterprise resource planning, supply chain management and customer relationship management applications from software providers including JD Edwards, Oracle and Siebel. Application management services are available in one of our data centers or via remote management on a customer's premises.

Application Development Services — We customize back-end and user interface designs to enable the customer to share Web-based information. Our development systems and software tools allow our customers to update and access the back-end systems that control and populate the data that updates their Web sites.

Managed Infrastructure Services (I-Services)

Content and Electronic Software Distribution Services — Our content and electronic software distribution services allow customers to accelerate the distribution of Internet-based data to users while reducing costs typically associated with this function. Currently, our two primary areas of focus within this business are our caching and acceleration services and our electronic software distribution services.

- Our caching and acceleration services are specifically designed to bring Web content, both static and dynamic, closer to the end user, which results in a decrease in overall bandwidth usage for the customer as well as an increase in overall performance regardless of the user's access method or connection.

- Our electronic software distribution services allow software manufacturers to securely and reliably distribute patches, updates, and even large new versions of their software products to their user

41

base. This service decreases their software distribution costs and increases their ability to distribute updates quickly and accurately to their user base by permitting them to largely bypass traditional distribution processes which include physical media creation, packaging and shipping.

Colocation Services — Our data centers provide our colocation customers with a secure place to gain rapid access to the Internet, without having to build their own physical infrastructure. Our data centers include multiple levels of security with camera surveillance, redundant uninterruptible power supply, heating, ventilation and air conditioning, monitored customer access 24 hours a day, seven days a week, and advanced fire suppression.

Bandwidth Services — Our data centers are carrier-neutral facilities, providing connectivity via a wide range of network providers, and therefore offering redundant Internet access and competitive bandwidth pricing.

Security Services — We offer industry standard security services, including managed firewalls, intrusion detection, denial of service attack prevention and exposure analysis. For our security services, we utilize software and hardware from vendors including Netscreen, Checkpoint and Cisco.

Disaster Recovery Services — Features of our disaster recovery program include back-up equipment, redundant data centers for physical separation, tape back-up and off-site archiving, storage on-demand, load balancing, fully replicated data content, remote access, and professional consulting services.

Managed Messaging Services (M-Services)

Our M-Services include the monitoring and management of messaging applications, such as Microsoft Exchange and Lotus Domino, allowing customers to outsource their critical messaging applications. Customers can host their applications in one of our data centers or keep their servers in their own facility, which we monitor and manage remotely. In addition, our customers can choose to utilize dedicated servers or shared servers. We provide expert services to assist our customers with the migration from legacy or proprietary messaging systems to Microsoft Exchange or Lotus Domino. We also have expertise to customize messaging and collaborative applications for our customers. We offer user provisioning, spam filtering, virus protection and enhanced monitoring and reporting.

We are developing managed messaging services focused on allowing our customers to outsource other workplace communication applications, including online collaboration, business-class instant messaging, shared desktop and other solutions.

Collaborative Application Management (CAM) Platform

Our proprietary CAM platform is a critical element of each of our service offerings. Our CAM platform allows us to work with our customers' information technology teams, systems integrators and other third parties to provide our services to customers. Our CAM platform and its user interface help ensure full transparency to the customer and seamless operation of outsourced applications and infrastructure, including: (1) hardware, operating system, database and application monitoring; (2) event management; (3) problem resolution management; and (4) integrated change and configuration management tools. Our CAM platform includes:

Event Detection System — Our proprietary technology allows our operations personnel to efficiently process alerts across heterogeneous computing environments. This system collects and aggregates data from all of the relevant systems management software packages utilized by an information technology organization.

Synthetic Transaction Monitoring — Our proprietary synthetic transaction methods emulate the end-user experience and monitor for application latency or malfunctions that affect user productivity.

Automated Remediation — Our CAM platform allows us to proactively monitor, identify and fix common problems associated with the applications we manage on behalf of our customers. These automated fixes help ensure availability and reliability by remediating known issues in real time, and keeping applications up and running while underlying problems or potential problems are diagnosed.

Component Information Manager — This central repository provides a unified view of disparate network, database, application and hardware information.

Escalation Manager — This workflow automation technology allows us to streamline routine tasks and escalate critical issues in a fraction of the time that manual procedures require. Escalation manager initiates specific orders and tasks based on pre-defined conditions, ensuring clear, consistent communications with our customers.

Our Infrastructure

Our infrastructure has been designed specifically to meet the demanding technical requirements of providing our broad suite of services to our target customer base. We provide our services across Windows, Unix and Linux platforms in secure and redundant environments. We believe our infrastructure, together with our trained and experienced staff, enable us to offer market-leading levels of service backed by high service level guarantees.

Network Operations Centers — We monitor the operations of our infrastructure and customer applications from our own state-of-the-art network operations centers. Network and system management and monitoring tools continuously monitor our network and server performance. Our network operations center performs first-level problem identification, validation and resolution. Our primary network operations center in Andover, Massachusetts is staffed 24 hours a day, seven days a week with network, security, Windows, Unix and Linux personnel. We have technical support personnel located in our facilities in San Jose, California; Syracuse, New York; and Houston, Texas, who provide initial and escalated support, 24 hours a day, seven days a week for our customers. The design of our service delivery organization allows engineers and support personnel to be promptly alerted to problems, and we have established procedures for rapidly resolving any technical issues that arise.

Data Centers — We currently have 14 data centers located in the United States and one data center located in the United Kingdom. Our data centers incorporate technically sophisticated components which are designed to be fault-tolerant. The components used in our data centers include redundant core routers, redundant core switching hubs and secure virtual local area networks. We utilize the equipment and tools necessary for our data center operations, including our infrastructure hardware, networking and software products, from industry leaders such as BMC, Cisco, Dell, EMC, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems.

Internet Connectivity — We have redundant high-capacity Internet connections to Level 3, Internap, WilTel and XO Communications. We have deployed direct private transit and peering Internet connections to utilize the provider's peering capabilities and to enhance routes via their networks to improve global performance. Our private transit system enables us to provide fast, reliable access for our customers' information technology infrastructure and applications.

Sales and Marketing

Direct Sales — Our direct sales professionals are organized geographically into groups located in Massachusetts, New York, California, Virginia and the United Kingdom. Our sales teams meet with customers to understand and identify their individual business requirements, then translate those requirements into tailored services. Our sales teams are also supported by customer relationship managers who are assigned to specific accounts in order to identify and take advantage of cross-selling opportunities. To date, most of our sales have been realized through our direct sales force.

Channel Relationships — We also sell our services through third parties, including IBM, Progress Software, SingTel and Accenture. For systems integrators, our flexibility and cost-effectiveness bolsters their application development and management services. For independent software vendors, we provide the opportunity to offer their software as a managed service.

Marketing — Our marketing organization is responsible for defining our overall market strategy. We focus on identifying key market opportunities and customer segments which will best match our service portfolio and creating marketing programs which target those segments. We are actively building general awareness of our company and our strategy through public relations, marketing communications and product marketing. The marketing organization supports direct sales.

Customers

Our customers include mid-sized companies, divisions of large multi-national companies and government agencies. Our customers operate in a wide variety of industries, such as technology, manufacturing, retail, business services and government agencies.

We increased our customer base to approximately 700 customers as of July 31, 2003 from 145 customers as of July 31, 2002, principally through acquisitions, an increase in our product offering portfolio and increased market demand. We currently have approximately 900 customers, including approximately 75 customers through our sales channel relationships, divided among our service offerings as follows:

	Number of Customers
Managed Application Services	340
Managed Infrastructure Services	295
Managed Messaging Services	265

We derived approximately 2%, 31% and 35% of our revenue from CMGI and CMGI affiliates for the fiscal years ended July 31, 2003, 2002 and 2001, respectively. We derived approximately 21%, 0% and 0% of our revenue from the New York State Department of Labor for the fiscal years ended July 31, 2003, 2002 and 2001, respectively. The contract with the New York State Department of Labor is scheduled to expire in June 2005, but the New York State Department of Labor has the right to terminate the contract at any time by providing us with 60 days notice. Other than CMGI, CMGI affiliates and the New York State Department of Labor, no other customer represented 10% or more of our revenue for the fiscal years ended July 31, 2003, 2002 and 2001. Substantially all of our revenues are derived from, and substantially all of our plant, property and equipment are located in, the United States.

Competition

We compete in the managed hosting and application services market, the managed infrastructure services market and the managed messaging services market. These markets are fragmented, highly competitive and likely to be characterized by industry consolidation.

We believe that participants in these markets must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our markets include:

- quality of service delivered;

- ability to consistently measure, track and report operational metrics;

- application hosting, infrastructure and messaging management expertise;

- fast, redundant and reliable Internet connectivity;

- a robust infrastructure providing availability, speed, scalability and security;

- comprehensive and diverse service offerings and timely addition of value-add services;

- brand recognition;

- strategic relationships;

44

- competitive pricing; and

- adequate capital to permit continued investment in infrastructure, customer service and support, and sales and marketing.

We believe that we compete effectively based on our breadth of service offerings, the strength of our CAM platform, our existing infrastructure capacity and our pricing.

Our current and prospective competitors include:

- hosting and related services providers, including Digex Incorporated (a subsidiary of Worldcom, Inc.), Data Return, LLC, Globix Corp., Computer Sciences Corporation and local and regional hosting providers;

- systems integrators and information technology outsourcing firms, such as SevenSpace Inc., Totality Corp. and BearingPoint, Inc.;

- application services providers, such as Corio, Inc., USinternetworking, Inc. (USi), Blue Star Systems, Inc. and SureBridge, Inc.;

- content and electronic software distribution providers, such as Akamai, Inc., Speedera Networks, Inc., Digital River, Inc., Intraware, Inc. and element 5 AG;

- colocation providers, including Cable & Wireless PLC (which acquired the Exodus and Digital Island businesses), Verio, Inc. (a subsidiary of NTT Communications Corporation), Rackspace, Ltd., Inflow, Inc., Interland, Inc., XO Communications, Inc. and Switch & Data Facilities Company, Inc.; and

- messaging providers, including Critical Path, Inc., Connectria Corp., Internoded, Inc., USA.net, Inc. and Apptix, ASA.

Employees

As of December 31, 2003, we had 384 employees. Of these employees, 255 were principally engaged in operations, 49 were principally engaged in sales and marketing, 9 were principally engaged in product development and 71 were principally engaged in general and administration. None of our employees is party to a collective bargaining agreement and we believe our relationship with our employees is good. We also retain consultants and independent contractors on a regular basis to assist in the completion of projects.

Facilities

Our executive offices are located at 400 Minuteman Road, Andover, Massachusetts. We lease offices and data centers in various cities across the United States and have an office and data center in the United Kingdom. The table below sets forth a list of our leased offices and data centers:

Location	Type	Square Footage Leased (Approximate)	Lease Expiration
Andover, MA	Office	16,500	March 2006
Andover, MA	Data Center and Office	90,000	January 2012
San Jose, CA	Data Center and Office	66,350	November 2006
La Jolla, CA	Office	16,810	December 2006
Los Angeles, CA	Data Center	34,711	February 2009
San Francisco, CA	Office	6,905	January 2006
Syracuse, NY	Data Center	21,246	November 2008
Syracuse, NY	Office	44,002	December 2007
Syracuse, NY	Office	5,016	May 2009
New York, NY	Office	1,500	February 2004
Chicago, IL	Office	22,413	February 2008
Chicago, IL	Data Center	6,800	January 2009
Oak Brook, IL	Data Center	16,780	September 2009
Herndon, VA	Office	16,611	July 2005
Vienna, VA	Office	22,270	July 2005
Vienna, VA	Data Center and Office	23,715	February 2010
Houston, TX	Data Center and Office	14,772	October 2005
Las Vegas, NV	Data Center	28,560	February 2010
Milwaukee, WI	Data Center	5,200	March 2010

We have abandoned our administrative space at our La Jolla, California; San Francisco, California; Chicago, Illinois; and Vienna, Virginia offices.

We also operate, but are not the lessees of, additional data centers in Dallas, Texas; Santa Clara, California; New York, New York; San Francisco, California; and the United Kingdom.

We believe that these offices and data centers are adequate to meet our foreseeable requirements and that suitable additional or substitute space will be available on commercially reasonable terms, if needed.

Legal Proceedings

Our legal proceedings are described in note 10(b) to our unaudited consolidated financial statements included in this prospectus.

MANAGEMENT

The following table sets forth information regarding individuals who currently serve as our directors or executive officers.

Name	Age	Position
Andrew Ruhan	41	Chairman of the Board of Directors
Arthur P. Becker	53	Chief Executive Officer, President and Director
James W. Pluntze	42	Chief Financial Officer
Gabriel Ruhan.........................	38	Chief Operating Officer and Director
Kenneth Drake	36	General Counsel and Secretary
James H. Dennedy	38	Director
Larry W. Schwartz	40	Director
Thomas R. Evans	49	Director

Andrew Ruhan has served as our Chairman of the Board of Directors since September 2002. Mr. Ruhan is a private investor in the United Kingdom. In addition, since 2000, Mr. Ruhan has served as Chief Executive Officer of ClearBlue Technologies, Inc., a managed service provider based in San Francisco, California. From 1998 to 2002, Mr. Ruhan was the co-founder and Chief Executive Officer of GlobalSwitch Group, a data center company in the United Kingdom. Prior to 1998, Mr. Ruhan was a private investor. Mr. Andrew Ruhan is the brother of Mr. Gabriel Ruhan.

Arthur P. Becker has served as a member of our Board of Directors since September 2002 and has been our Chief Executive Officer and President since February 2003. Since 2000, Mr. Becker has served as Vice Chairman and a director of ClearBlue Technologies, Inc. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 72% of the outstanding shares of our common stock prior to this offering. For the past five years, Mr. Becker has been a private investor and since 1999 he has been a managing member of Madison Technology LLC, which is a managing member of Atlantic Investors, LLC.

James W. Pluntze has served as our Chief Financial Officer since April 2003. From January 2003 to April 2003, Mr. Pluntze served as a member of our Board of Directors and as the chairman of its Audit Committee. From August 2002 until April 2003, Mr. Pluntze served as Chief Financial Officer of Lanthorn Technologies Inc., an energy technology company. From May 2000 to June 2002, Mr. Pluntze served as Chief Financial Officer of Guardent, Inc., a managed security services provider. From August 1999 to May 2000, Mr. Pluntze was Vice President of Finance of Razorfish, a global professional services company engaged in the design, development and implementation of e-business systems, and from April 1996 to August 1999, Mr. Pluntze served in the same role at International Integration Incorporated (i-Cube), a global professional services company engaged in the design, development and implementation of e-business systems which was acquired by Razorfish.

Gabriel Ruhan has served as a member of our Board of Directors since October 2002 and has been our Chief Operating Officer since April 2003. From December 2002 until April 2003, Mr. Ruhan served as our Executive Vice President for Business Development. Mr. Ruhan is a director of ClearBlue Technologies, Inc. From 1998 to 2002, Mr. Ruhan was Corporate Development Director of GlobalSwitch Group, a data center company in the United Kingdom. Prior to 1998, Mr. Ruhan was a private investor. Mr. Gabriel Ruhan is the brother of Mr. Andrew Ruhan.

Kenneth Drake has served as our General Counsel since September 2003 and as our Secretary since October 2003. From July 2001 to September 2003, Mr. Drake served as a senior corporate associate with the law firm of Heller Ehrman White and McAuliffe LLP. From March 2000 to November 2000, Mr. Drake served as General Counsel and Secretary of Phlair, Inc., an application software company. Mr. Drake served as a legal consultant from February 1999 to February 2000 and from January 2001 to June 2001. From September 1992 to January 1999, Mr. Drake served as a corporate associate with the law firm Sonnenschein Nath & Rosenthal.

James H. Dennedy has served as a member of our Board of Directors since January 2003. Mr. Dennedy is the President of Strategic Software Holdings, LLC, an investment firm making equity investments and buyouts on behalf of itself and its investors in the enterprise software industry. From April 2001 to March 2002, Mr. Dennedy served as President and Chief Operating Officer of divine Managed Services. From January 2000 to March 2001, Mr. Dennedy served as Global Vice President at marchFirst, Inc. Mr. Dennedy also serves on the Board of Directors of Abridean, Inc., an enterprise software company providing software provisioning and identity management solutions.

Larry W. Schwartz has served as a member of our Board of Directors since April 2003. In January 2004, Mr. Schwartz founded The Wenham Group, a provider of strategic advisory services. From May 2000 to December 2003, Mr. Schwartz served as the Senior Vice President and Chief Restructuring Officer for Genuity Inc. Mr. Schwartz also served as a member of Genuity's senior management committee. Prior to joining Genuity in 2000, Mr. Schwartz was a partner with the law firm of Choate Hall & Stewart, where he specialized in mergers, acquisitions, buyouts and venture capital transactions involving communications and media companies.

Thomas R. Evans has served as a member of our Board of Directors since October 2003. Since September 2002, Mr. Evans has been a private investor and consultant. From August 1999 to August 2002, Mr. Evans served as Chairman of the Board and Chief Executive Officer for Official Payments Corp., an online payment service for government taxes and fees. From March 1998 to June 1999, Mr. Evans was the President and Chief Executive Officer of the website development and hosting community, GeoCities, Inc., which was acquired by Yahoo! Inc.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 395,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. The following summary of the terms of our common stock and preferred stock is subject to, and qualified in its entirety by, the provisions in our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of December 31, 2003, there were 24,794,852 shares of our common stock outstanding. Upon completion of this offering, there will be 32,196,970 shares of our common stock outstanding. Shares of our common stock have the following rights, preferences and privileges:

Voting Rights.   Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights, and therefore the holders of a plurality of the shares of our common stock voting for the election of directors may elect all of the members of our Board of Directors standing for election.

Dividends.   Holders of our common stock are entitled to receive dividends at the same rate if and when dividends are declared by our Board of Directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock.

Liquidation.   In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of any outstanding shares of our preferred stock, our remaining assets will be distributed ratably among the holders of shares of our common stock.

Rights and Preferences.   Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.   All outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Pursuant to the terms of our certificate of incorporation, our Board of Directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of our preferred stock, in one or more classes or series, and to fix the voting powers, full or limited, or no voting powers, and the distinctive designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions of these rights, of the shares of each such class or series. Our Board of Directors is authorized to issue shares of our preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock.

We have no current plans to issue any shares of our preferred stock. However, the issuance of shares of our preferred stock or of rights to purchase shares of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

Delaware Business Combination Statute

Our certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 restricts some business combinations involving interested stockholders or their affiliates. An interested stockholder is defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock or is an affiliate or associate of the corporation or the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years. Because of this election, Section 203 will not apply to us.

Other Rights of Stockholders

Under our certificate of incorporation and our by-laws, only our Board of Directors, our chairman of the board, our chief executive officer, our president or the holders of at least 40% of our outstanding shares of common stock may call a special meeting of stockholders. In addition, under our by-laws, stockholders are required to provide advance notice for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholders' meetings.

Transfer Agent and Registrar

EquiServe Limited Partnership serves as transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 32,196,970 shares of our common stock. The 8,000,000 shares of common stock being sold by us and the selling stockholders in this offering and all of our currently outstanding shares of common stock, other than those shares held by our "affiliates," as such term is defined under Rule 144 of the Securities Act, approximately 410,392 shares issued to the former stockholders of Avasta, and approximately 147,483 shares transferred by CBT to its stockholders during the past 12 months, will be freely tradable without restriction or registration under the Securities Act.

Shares held by our affiliates, which generally include our directors and executive officers and persons owning 10% or more of our common stock, are subject to restrictions on resale in accordance with Rule 144 under the Securities Act. As of December 31, 2003, we estimate that approximately 22,177,464 shares of our common stock were held by our affiliates. In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then outstanding shares of common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding notice of the sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Our officers and directors, Atlantic Investors, LLC and the selling stockholders in this offering (including their affiliates) have agreed that they will not sell or otherwise transfer any common stock owned by them without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days from the date of this prospectus. Upon expiration of this 90-day period, approximately 20,144,612 shares previously covered by the lock-up agreements will be eligible for resale in the public market, subject to compliance with the volume limitations and other restrictions of Rule 144.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2003 (unless otherwise indicated) and upon completion of this offering by the following:

- each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

- each of our directors;

- each of our named executive officers;

- all of our current executive officers and directors as a group; and

- each of the selling stockholders.

For purposes of the following tables, beneficial ownership is determined in accordance with the rules promulgated by the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted in the footnotes to the respective tables, we believe that each person or entity named in the tables has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them (or shares such power with his or her spouse). Under such rules, shares of our common stock issuable under options that are currently exercisable or exercisable within 60 days after December 31, 2003, or presently exercisable options, are deemed outstanding and are included in the number of shares beneficially owned by a person named in the table and are used to compute the percentage ownership of that person. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. Other than as set forth below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates. Unless otherwise indicated, the address of each person listed in the table is c/o NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

The percentage ownership of our common stock of each person or entity named in the following table is based on 24,794,852 shares of our common stock issued and outstanding as of December 31, 2003 plus any shares issuable under presently exercisable options, defined as options to purchase shares of our common stock held by such person which are currently exercisable or exercisable within 60 days after December 31, 2003.

Name	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Sold in the Offering(1)	Shares Beneficially Owned After the Offering		Percentage Ownership if Underwriters' Over-Allotment Option is Exercised in Full
	Number of Shares	Percentage Ownership		Number of Shares	Percentage Ownership	
5% Stockholders						
Atlantic Investors, LLC(2) ..... 20 East 66th Street New York, NY 10021	17,760,872	71.6%	—	17,760,872	55.2%	54.0%
Hewlett-Packard Financial Services Company(3) .... 420 Mountain Ave. Murray Hill, NJ 07974	4,416,592	17.8%	547,882	3,868,710	12.0%	10.2%
Directors and Named Executive Officers						
Andrew Ruhan(4)	—	*	—	—	*	*
Arthur P. Becker	31,666(5)	*	—	31,666	*	*
Gabriel Ruhan	31,666(6)	*	—	31,666	*	*
Larry Schwartz	15,554(6)	*	—	15,554	*	*
James Dennedy	19,721(6)	*	—	19,721	*	*
Thomas R. Evans.............	5,555(6)	*	—	5,555	*	*
Patricia Gilligan(7)	—	*	—	—	*	*
Kevin H. Lo(8)...............	—	*	—	—	*	*
All current executive officers and directors as a group (8 persons)	162,494(6)	*	—	162,494	*	*
Other Selling Stockholders						
Silicon Valley Bancshares(9) ...	102,118	*	102,118	—	*	*
Denis Martin	365,546(10)	1.5%	50,000	315,546	*	*

* Less than one percent.

(1) In the event the underwriters' over-allotment option is exercised in full, Hewlett-Packard Financial Services Company will sell an additional 500,000 shares.

(2) Mr. A. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Mr. Becker is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC. Atlantic Investors, LLC has informed us that the 17,760,872 shares of our common stock it holds is currently its sole investment.

(3) Hewlett-Packard Financial Services Company is a wholly owned subsidiary of Hewlett-Packard Company.

(4) Excludes 17,760,872 shares of our common stock owned by Atlantic Investors, LLC with respect to which Mr. A. Ruhan disclaims beneficial ownership. Mr. A. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC.

(5) Consists of shares of our common stock issuable upon the exercise of presently exercisable options. Excludes 17,760,872 shares of our common stock owned by Atlantic Investors, LLC with respect to which Mr. Becker disclaims beneficial ownership. Mr. Becker is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC.

(6) Consists of shares of our common stock issuable upon the exercise of presently exercisable options.

(7) Served as our Chief Executive Officer until February 2003 and her relationship with us terminated in March 2003.

(8) Served as our Chief Financial Officer and Vice President of Finance and Strategy until April 2003.

(9) In May 2003, we issued a warrant to purchase 165,000 shares of our common stock at an exercise price of $2.50 per share to Silicon Valley Bank in connection with our accounts receivable financing agreement. Silicon Valley Bank subsequently transferred the warrant to its parent, Silicon Valley Bancshares. The warrant allows the holder to pay the aggregate exercise price by canceling a number of shares subject to the warrant with a fair market value equal to aggregate exercise price. It is expected that Silicon Valley Bancshares will exercise the warrant in full in this manner and include all of the issued shares in this offering.

(10) Includes 194,648 shares of our common stock issuable upon the exercise of presently exercisable options.

Hewlett-Packard Financial Services Company (HPFS)

In December 1999, we entered into a master lease and financing agreement with HPFS under which HPFS leased equipment to us and provided us financing for license fees related to computer software programs and other services.

In October 2001, we purchased equipment from HPFS that was previously leased to us under the master lease and financing agreement by issuing to HPFS a convertible promissory note in the principal amount of approximately $35.0 million. In November 2001, HPFS also made a loan to us in the amount of $20.0 million. In exchange, we issued a convertible promissory note to HPFS in the principal amount of $20.0 million, making the total convertible notes payable issued by us to HPFS equal to $55.0 million. The convertible promissory notes were convertible into approximately 14.1 million shares of our common stock. We made interest payments due under these promissory notes by paying cash and issuing to HPFS additional shares of our common stock.

On September 11, 2002, HPFS sold and transferred to CBT all of its shares of our common stock, and the convertible promissory notes with an aggregate principal amount outstanding of $55.0 million, in exchange for shares of CBT common stock.

In December 2002, CBT distributed some of the shares of our common stock owned by it to its stockholders, including 2,347,803 shares to HPFS. In June 2003, HPFS transferred 47,168 shares of our common stock together with 1,186,582 shares of CBT common stock to Atlantic Investors in exchange for a promissory note in the principal amount of $880,000, issued and payable by Atlantic Investors to HPFS. In August 2003, HPFS and CBT entered into a transaction agreement under which HPFS exchanged all of the remaining shares of CBT common stock it owned for 2,115,957 shares of our common stock owned by CBT and HPFS assumed a portion of a promissory note payable to Atlantic Investors made by CBT in the amount of approximately $4.5 million. Upon completion of this transaction, the promissory note issued by Atlantic Investors to HPFS was offset against the promissory note assumed by HPFS to Atlantic Investors. A single new promissory note was issued by HPFS to Atlantic Investors in the principal amount of approximately $3.6 million.

Silicon Valley Bancshares

On May 27, 2003, we entered into an accounts receivable financing agreement with Silicon Valley Bank which allows us to borrow up to a maximum of $10.0 million based on eligible accounts receivables. As part of the agreement, on May 27, 2003, we issued a warrant to Silicon Valley Bank to purchase up to 165,000 shares of our common stock at an exercise price of $2.50. Silicon Valley Bank subsequently transferred the warrant to its parent, Silicon Valley Bancshares.

Denis Martin

   Denis Martin has served as our Senior Vice President, Corporate Development since September 2002. From June 2003 to September 2003, Mr. Martin served as our Senior Vice President, Products and Services. Prior to joining us, Mr. Martin served as Senior Vice President, Products and Services with CBTM, and from 1996 to June 2002 served in the same role with AppliedTheory Corporation. CBTM acquired assets of AppliedTheory in June 2002. In December 2002, CBT distributed some of the shares of our common stock owned by it to its stockholders, including 81,105 shares to Mr. Martin. In August 2003, Mr. Martin and CBT entered into a stock exchange agreement under which Mr. Martin exchanged all of the shares of CBT stock he owned for 89,793 shares of our common stock owned by CBT. In connection with the August 2003 transaction, Mr. Martin assumed a portion of a promissory note payable to Atlantic Investors made by CBT in the amount of approximately $191,000. Mr. Martin intends to pay this promissory note in full prior to completion of this offering. In addition, in August 2003, Mr. Martin was granted an option by Atlantic Investors to purchase 170,898 shares of our common stock owned by Atlantic Investors at an exercise price of $2.27 per share.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

This is a general discussion of United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a beneficial holder that, for United States federal income tax purposes, is a nonresident alien individual (other than certain former citizens and residents of the United States subject to tax as expatriates), a foreign corporation, a foreign partnership or a foreign estate or trust (a ''Non-United States Holder''). We have based this summary upon the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus. These authorities may change, possibly retroactively.

We do not discuss all aspects of United States federal income and estate taxation that may be important to you in light of your particular circumstances, such as special tax rules that apply if you are a financial institution, insurance company, broker-dealer, tax-exempt organization or investor holding our common stock as part of a ''straddle'' or other integrated investment. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. We urge you to consult your tax advisor about the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Dividends

Dividends paid to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be provided by an applicable income tax treaty between the United States and the country of which the Non-United States Holder is a tax resident.

To obtain a reduced rate of withholding under a treaty on dividends we pay, if any, a Non-United States Holder generally will be required to provide an Internal Revenue Service Form W-8BEN certifying that Non-United States Holder's entitlement to treaty benefits. Special rules apply in determining whether persons holding common stock through a fiscally transparent entity such as a partnership are eligible for treaty benefits. The application of these rules depends on a holder's particular circumstances and therefore such persons are urged to consult their tax advisors regarding their eligibility for such benefits.

If the dividend paid to a Non-United States Holder is effectively connected with the conduct of a trade or business within the United States by such Holder, and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained by such Holder in the United States, the dividend will generally be exempt from withholding, subject to satisfaction of applicable certification procedures (Form W-8ECI or an acceptable substitute), and will instead be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally. For corporate Non-United States Holders, the effectively connected dividend may, under some circumstances, be subject to the branch profits tax at a 30% rate or a lower rate, if such Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition

A Non-United States Holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless:

- the gain is effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder or

- in the case of a Non-United States Holder who is a nonresident alien individual and who holds our common stock as a capital asset, that holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

Gain that is recognized by a Non-United States Holder in either of the foregoing situations will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, but will not be subject to withholding. For corporate Non-United States Holders, effectively connected gains that such Holder recognizes may also, in certain circumstances, be subject to an additional the branch profits tax at a 30% rate, or at a lower rate, if such Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Non-United States Holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes

Our common stock that is owned by an individual who is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, on the date of that person's death will be included in his or her gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends, if any, that we paid to such Holder and the amount of tax that we withheld on such dividends. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

Other United States information reporting requirements and backup withholding tax will generally not apply to dividends that we pay, if any, on our common stock to a Non-United States Holder if such Holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non-United States Holder) or otherwise establishes an exemption. Payments by a United States office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding and information reporting, unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, if the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC	
CIBC World Markets Corp.	
SG Cowen Securities Corporation	
Total	8,000,000

Of the 8,000,000 shares to be purchased by the underwriters, 7,300,000 shares will be purchased from us and 700,000 shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about   , 2004.

Over-Allotment Option

Together with a selling stockholder, we have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 1,200,000 additional shares of our common stock, of which up to 700,000 shares are to be issued and sold by us and up to 500,000 shares are to be sold by a selling stockholder at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $ per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $ per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

		Total	
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount			
Proceeds, before expenses, to us			
Proceeds to selling stockholders			

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers, Atlantic Investors, LLC and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of warrants or outstanding options on the date of this prospectus, the shares of our common stock that are issued under the option plans or stock purchase plans existing as of the date of this prospectus and shares of our common stock that may be issued, sold or otherwise disposed of in connection with potential acquisitions of technologies, products or companies.

Nasdaq SmallCap Market Listing

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol ''NAVI.'' We will apply for quotation of our common stock on the Nasdaq National Market under the same symbol to be effective upon completion of this offering.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M under the Securities Exchange Act during a period before the commencement of offers or sales of common stock and extending through completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in this offering.

The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable, or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and/or other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

VALIDITY OF COMMON STOCK

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Browne Rosedale & Lanouette LLP, Boston, Massachusetts, and for the underwriters by Sullivan & Cromwell LLP.

EXPERTS

The consolidated financial statements and schedule of NaviSite, Inc. as of July 31, 2003, have been included in this prospectus and registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP's report dated October 21, 2003 contains an explanatory paragraph that states that our recurring losses since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-2 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can obtain our SEC filings, including the registration statement, through the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities.

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available through our Web site, free of charge, as soon as reasonably practicable after we file or furnish such material with the Securities and Exchange Commission. Our Internet address is http://www.navisite.com. The contents of our Web site are not part of this prospectus, and our Internet address is included in this document as an inactive textual reference only.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus from the date we file the specified document. We incorporate by reference the documents listed below (other than, in each case, information that is deemed to have been furnished and not filed in accordance with SEC rules):

1. our Annual Report on Form 10-K for the fiscal year ended July 31, 2003;

2. our Quarterly Report on Form 10-Q for the quarter ended October 31, 2003;

3. our Current Report on Form 8-K/A, filed July 31, 2003;

4. our Current Report on Form 8-K, filed August 22, 2003;

5. our Current Report on Form 8-K/A, filed October 22, 2003;

6. our Current Report on Form 8-K, filed October 27, 2003; and

7. our Current Report on Form 8-K, filed December 16, 2003.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer
NaviSite, Inc.
400 Minuteman Road
Andover, MA 01810
(978) 682-8300

INDEX TO NAVISITE, INC. CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of NaviSite, Inc. and Subsidiaries as of July 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NaviSite, Inc. and Subsidiaries as of July 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses from operations since inception and has an accumulated deficit. These factors, among others as discussed in Note 3 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts
October 21, 2003

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	July 31,	
	2003	2002
	(In thousands, except par value)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,862	$ 21,842
Accounts receivable, less allowance for doubtful accounts of $2,030 and $617 at July 31, 2003 and 2002, respectively	14,741	3,553
Due from related parties	—	3,724
Prepaid expenses and other current assets	4,011	3,292
Assets held for sale	—	1,022
Total current assets	22,614	33,433
Property and equipment, net	22,165	12,412
Customer lists, net of $3,724 of accumulated amortization	12,052	—
Goodwill	3,206	—
Other assets	6,280	3,839
Restricted cash	3,054	3,850
Total assets	$ 69,371	$ 53,534
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts receivable financing line	$ 6,358	$ —
Current notes payable	1,211	—
Capital lease obligations, current portion	3,268	2,123
Current note payable to related party	3,000	—
Due to CMGI	—	3,241
Accounts payable	4,371	1,803
Accrued expenses	17,580	7,932
Deferred revenue	2,993	1,619
Customer deposits	134	199
Total current liabilities	38,915	16,917
Capital lease obligations, less current portion	1,907	378
Accrued lease abandonment costs, less current portion	3,476	—
Note to the AppliedTheory estate	6,000	—
Other long-term liabilities	2,194	—
Convertible notes payable to HPFS, net	—	23,440
Convertible notes payable to CMGI, net	—	4,255
Total liabilities	52,492	44,990
Commitments and contingencies (note 10)		
Stockholders' equity (deficit):		
Preferred Stock, $0.01 par value. Authorized 5,000 shares; no shares issued or outstanding at July 31, 2003 and 2002	—	—
Common Stock, $0.01 par value. Authorized 395,000 shares; issued and outstanding 23,412 and 6,248 at July 31, 2003 and 2002	235	62
Accumulated other comprehensive income (loss)	(16)	—
Additional paid-in capital	432,399	345,820
Accumulated deficit	(415,739)	(337,338)
Total stockholders' equity	16,879	8,544
Total liabilities and stockholders' equity	$ 69,371	$ 53,534

See accompanying notes to consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,		
	2003	2002	2001
	(In thousands, except per share data)		
Revenue:			
Revenue	$ 75,281	$ 40,968	$ 66,358
Revenue, related parties	1,310	18,453	36,368
Total revenue	76,591	59,421	102,726
Cost of revenue	70,781	67,000	127,155
Impairment, restructuring and other	—	68,317	1,930
Total cost of revenue	70,781	135,317	129,085
Gross profit (deficit)	5,810	(75,896)	(26,359)
Operating expenses:			
Product development	950	5,281	14,072
Selling and marketing	5,960	9,703	32,251
General and administrative	20,207	19,272	33,011
Impairment, restructuring and other	8,882	(2,633)	8,011
Total operating expenses	35,999	31,623	87,345
Loss from operations	(30,189)	(107,519)	(113,704)
Other income (expense):			
Interest income	851	1,060	2,753
Interest expense	(43,403)	(14,718)	(8,042)
Other income (expense), net	(733)	(516)	292
Loss before cumulative effect of change in accounting principle and income tax expense	(73,474)	(121,693)	(118,701)
Income tax expense	(153)	—	—
Loss before cumulative effect of change in accounting principle	(73,627)	(121,693)	(118,701)
Cumulative effect of change in accounting principle	—	—	(4,295)
Net loss	$(73,627)	$(121,693)	$(122,996)
Basic and diluted net loss per common share:			
Before cumulative effect of change in accounting principle	$ (6.32)	$ (22.30)	$ (30.18)
Cumulative effect of change in accounting principle	—	—	(1.09)
Basic and diluted net loss per common share	$ (6.32)	$ (22.30)	$ (31.27)
Basic and diluted weighted average number of common shares outstanding	11,654	5,457	3,933

See accompanying notes to consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock Shares	Common Stock Amount	Deferred Compensation	Cumulative Translation Adjustment	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
				(In thousands)			
Balance at July 31, 2000	3,891	$ 39	$ (762)		$190,846	$ (92,649)	$ 97,474
Issuance of common stock in connection with employee stock purchase plan and exercise of stock options	48	0	—	—	982	—	982
Issuance of stock warrants in connection with convertible debt	—	—	—	—	12,918	—	12,918
Issuance of common stock in connection with the interest on convertible debt	186	2	—	—	3,607	—	3,609
Deferred stock compensation related to acquisition	—	—	(289)	—	289	—	—
Amortization of deferred stock compensation	—	—	1,051	—	—	—	1,051
Net loss	—	—	—	—	—	(122,996)	(122,996)
Balance at July 31, 2001	4,125	$ 41	$ —	$ —	$208,642	$(215,645)	$ (6,962)
Issuance of common stock in connection with employee stock purchase plan and exercise of stock options	35	0	—	—	36	—	36
Conversion of CMGI convertible debt and other amounts due to CMGI	1,624	16	—	—	87,137	—	87,153
Issuance of common stock in connection with the interest on convertible debt	464	5	—	—	2,980	—	2,985
Beneficial conversion feature of debt issued to CMGI and HPFS	—	—	—	—	42,561	—	42,561
Net settlement of debt to CMGI	—	—	—	—	4,464	—	4,464
Net loss	—	—	—	—	—	(121,693)	(121,693)
Balance at July 31, 2002	6,248	$ 62	$ —	$ —	$345,820	$(337,338)	$ 8,544
Issuance of common stock in connection with employee stock purchase plan and exercise of stock options	2	—	—	—	2	—	2
Common control merger with CBTM	568	6	—	—	3,360	(515)	2,851
Common control merger with CBT					16,664	(4,259)	12,405
Conversion of CBT convertible debt and other amounts due to CBT	16,363	165	—	—	65,816	—	65,981
Issuance of common stock in connection with the acquisition of Avasta	231	2	—	—	367	—	369
Issuance of stock warrants to Silicon Valley Bank	—	—	—	—	370	—	370
Net loss	—	—	—	—	—	(73,627)	(73,627)
Change in foreign currency translation adjustment	—	—	—	(16)	—	—	(16)
Comprehensive loss	—	—	—	—	—	—	(73,643)
Balance at July 31, 2003	23,412	$235	$ —	$(16)	$432,399	$(415,739)	$ 16,879

See accompanying notes to consolidated financial statements.

F-5

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,		
	2003	2002	2001
	(In thousands)		
Cash flows from operating activities:			
Net loss	$(73,627)	$(121,693)	$(122,996)
Adjustments to reconcile net loss to net cash used for operating activities:			
Depreciation and amortization	14,148	20,649	15,154
Amortization of beneficial conversion feature to interest expense	37,398	5,163	—
Interest on debt paid in stock	2,098	3,695	—
Impairment of long-lived assets	1,190	68,317	—
Impairment of goodwill and intangibles	1,831	186	—
Write-down of assets held for sale	—	524	—
(Gain) loss on disposal of assets	250	1,363	(133)
Gain on sale of Streaming Media assets	—	(524)	—
Costs associated with abandoned leases	6,127	—	—
Amortization of warrants	66	—	—
Provision for bad debts	1,583	3,490	11,948
Amortization of deferred compensation	—	—	1,051
Interest on convertible notes payable to CMGI	—	—	3,609
Accretion of debt discount	—	1,172	2,691
Changes in operating assets and liabilities, net of impact of acquisitions:			
Accounts receivable	(1,371)	3,600	(6,373)
Due from CMGI and affiliates	(22)	(266)	1,623
Prepaid expenses and other current assets, net	1,820	178	1,016
Due to CMGI	(3,241)	7,218	9,511
Long-term assets	675	(379)	(58)
Accounts payable	(2,614)	(8,537)	(3,116)
Customer deposits	(65)	(19)	218
Long-term liabilities	163	—	—
Accrued expenses and deferred revenue	(958)	(11,172)	(2,945)
Net cash used for operating activities	(14,549)	(27,035)	(88,800)
Cash flows from investing activities:			
Net cash acquired in acquisitions	3,981	—	—
Purchase of property and equipment	(1,067)	(4,182)	(25,515)
Purchase of debt securities	(1,963)	—	—
Cash used to acquire Interliant assets	(5,830)	—	—
Loan to related party	(1,596)	—	—
Proceeds from repayment of loan to related party	200	—	—
Proceeds from the sale of Streaming Media assets	—	1,600	—
Proceeds from the sale of equipment	475	1,440	13,884
Restricted cash	3,878	1,201	(5,051)
Other assets	—	577	(747)
Net cash provided by (used for) investing activities	(1,922)	636	(17,429)
Cash flows from financing activities:			
Issuance of convertible notes payable to CMGI	—	—	80,000
Issuance of convertible notes payable to CMGI and HPFS	—	30,000	—
Proceeds from exercise of stock options and employee stock purchase plan	—	35	982
Repayment of note payable	—	(1,874)	—
Debt repayment to the AppliedTheory estate	(6,100)	—	—
Borrowing under note to affiliate	5,850	—	—
Net borrowings under accounts receivable line	6,359	—	—
Payments under note to affiliates	(2,600)	—	—
Payment of capital lease obligations	(5,018)	(1,218)	(29,646)
Payments of software vendor obligations	—	(916)	(840)
Net cash provided by (used for) financing activities	(1,509)	26,027	50,496
Net decrease in cash	(17,980)	(372)	(55,733)
Cash and cash equivalents, beginning of year	21,842	22,214	77,947
Cash and cash equivalents, end of year	$ 3,862	$ 21,842	$ 22,214
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 704	$ 3,553	$ 1,364

See accompanying notes to consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

NaviSite, Inc. provides outsourced hosting and managed application services for middle-market organizations which include mid-sized companies, divisions of large multi-national companies and government agencies. Substantially all revenues are generated from customers in the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

Restatement of Previously Filed Financial Statements as of and for the Year Ended July 31, 2003

We completed a business combination of entities under common control on August 8, 2003. The transaction was consummated after the end of fiscal year 2003, but before we filed our July 31, 2003 annual report on Form 10-K on October 22, 2003. The Financial Statements have been restated herein to account for this business combination in a manner similar to a pooling-of-interest (see Impact of Acquisitions, below).

One-for-fifteen Reverse Stock Split

On December 12, 2002, our Board of Directors, pursuant to authority previously granted by our stockholders at the annual meeting on December 19, 2001, approved a reverse stock split of our common stock at a ratio of one-for-fifteen (1:15) effective January 7, 2003. All per-share amounts and number of shares outstanding have been restated to give effect to the reverse stock split.

Change in Controlling Ownership

Through September 10, 2002, we were a majority owned subsidiary of CMGI, Inc. (CMGI). On September 11, 2002, each of CMGI and Hewlett-Packard Financial Services Company (HPFS) sold and transferred to ClearBlue Technologies, Inc. (ClearBlue), a privately-held managed service provider based in San Francisco, California, the following equity and debt interests in NaviSite:

- Pursuant to a Note and Stock Purchase Agreement by and between ClearBlue and CMGI (the CMGI Agreement), CMGI sold and transferred to ClearBlue 4,735,293 shares of our common stock, $0.01 par value per share, representing approximately 76% of the outstanding capital stock of NaviSite, warrants to purchase 346,883 shares of our common stock and a convertible note of NaviSite with an aggregate principal amount outstanding of $10.0 million. The $10.0 million convertible note was convertible into 2,564,103 shares of our common stock, under certain circumstances as defined therein.

- Pursuant to a Note and Stock Purchase Agreement by and between ClearBlue and HPFS (the HPFS Agreement), HPFS sold and transferred to ClearBlue 213,804 shares of our common stock, representing approximately 3.4% of our outstanding capital stock, and convertible notes of NaviSite with an aggregate principal amount outstanding of approximately $55.0 million, convertible into 14,126,496 shares of our common stock, under certain circumstances as defined therein.

On December 12, 2002, ClearBlue Finance, Inc., a wholly-owned subsidiary of ClearBlue (ClearBlue Finance), (i) converted in full the $10.0 million note formerly held by CMGI and (ii) converted $10.0 million of the $55.0 million notes formerly held by HPFS. We issued 5,128,205 shares of our common stock to ClearBlue Finance upon the conversion and partial conversion, respectively, of the $10.0 million note formerly held by CMGI and $10.0 million of the $55.0 million notes formerly held by HPFS and issued 458,943 shares of our common stock for payments of interest due under the convertible notes. A new note (New Note) in the amount of $45.0 million was issued to ClearBlue

Finance with respect to the portion of the outstanding principal and interest due under the note formerly held by HPFS that was not converted.

On December 13, 2002, ClearBlue transferred beneficial ownership of all of its shares of our common stock (except for a fractional share which it retained) to its shareholders, ClearBlue Atlantic, LLC (ClearBlue Atlantic), HPFS, CMGI and an employee of ClearBlue Technologies Management, Inc. (CBTM) on a pro rata basis according to its shareholders' ownership of ClearBlue.

Also, as a result of the change in ownership, the agreement between NaviSite and CMGI, whereby CMGI provided certain facilities and administrative support services for us, automatically terminated. CMGI continued to provide certain services to us pursuant to a Transition Services Agreement we entered into with CMGI on November 25, 2002 as we transitioned to a service agreement with ClearBlue or to other third-party suppliers. This transition agreement concluded during the second quarter of fiscal year 2003, and we have completely severed our administrative ties with CMGI; however, CMGI remains a third-party customer. During the second quarter of fiscal year 2003, we contracted with ClearBlue and other third-party suppliers for these services.

On December 31, 2002, NaviSite, a majority owned subsidiary of ClearBlue and its affiliates, completed the acquisition of CBTM, a wholly-owned subsidiary of ClearBlue which, in June 2002, acquired certain assets from the bankrupt estate of AppliedTheory, Inc., in exchange for 567,978 shares of our common stock, representing 4.5% of our total then outstanding common stock, inclusive of the common stock issued as part of the acquisition. The market price of our stock at the time of the transaction was $2.25 per share. As ClearBlue had a controlling interest in both companies at the time of the combination, the transaction was accounted for as a combination of entities under common control (i.e., "as if pooling") whereby the assets and liabilities of CBTM and NaviSite were combined at their historical amounts. Accordingly, our historical consolidated financial statements have been restated to include the financial results of CBTM beginning on September 11, 2002, the initial date on which ClearBlue acquired a controlling interest in both NaviSite and CBTM. CBTM's balance sheet has been included in our Consolidated Balance Sheet at July 31, 2003, and CBTM's results of operations and cash flows for the eleven-months ended July 31, 2003 have been included in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the fiscal year ended July 31, 2003. CBTM is operated as a wholly-owned subsidiary of NaviSite.

On June 16, 2003, we repaid approximately $3.9 million of the $45.0 million of outstanding New Note to ClearBlue Finance, Inc. by offsetting amounts due to us by ClearBlue. On June 17, 2003, we received written notice from ClearBlue Finance, Inc. stating its election to convert the remaining approximately $41.2 million of the New Note into 10,559,248 shares of common stock effective June 19, 2003. As of July 31, 2003 ClearBlue Technologies Equity, Inc., ClearBlue Finance, ClearBlue and ClearBlue Atlantic beneficially owned 19,284,994 shares of our common stock, representing approximately 78.6% of the outstanding shares of common stock on a fully converted basis. As a result of these changes in ownership since September 11, 2002 involving ClearBlue and its affiliates, the utilization of our federal and state tax net operating loss carryforwards will be severely limited pursuant to Internal Revenue Code Section 382.

Impact of Acquisitions

In addition to the acquisition of CBTM, as discussed above, during fiscal year 2003, we completed the acquisitions of Avasta, Inc., a California corporation (Avasta), Conxion Corporation, a California corporation (Conxion), and substantially all of the assets of Interliant, Inc. (Interliant Assets) through our wholly-owned subsidiary, Intrepid Acquisition Corp. (Intrepid). Each of these acquisitions was accounted for using the purchase method of accounting. The results of operations and cash flows from Avasta, Conxion, and Intrepid are included in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the twelve-month period ended July 31, 2003 from their respective dates of acquisition, February 5, 2003, April 2, 2003, and May 16, 2003. See Note 6 for further discussion of our fiscal year 2003 acquisitions.

On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of ClearBlue Technologies, Inc. (CBT) pursuant to a Stock and Asset Acquisition Agreement (the CBT Agreement) in a business combination accounted for in a manner similar to a pooling-of-interest due to common control ownership. We acquired all outstanding shares of six (6) wholly-owned subsidiaries of CBT with data centers located in Chicago, Las Vegas, Los Angeles, Milwaukee, Oakbrook and Vienna. In addition, we exercised effective control over and assumed the revenue and expense, as of the date of acquisition, of four (4) additional wholly-owned subsidiaries of CBT with data centers located in Dallas, New York, San Francisco and Santa Clara. Ownership of these subsidiaries will automatically be transferred, under certain conditions, to NaviSite for no additional consideration in February 2004.

As Atlantic Investors, LLC had a controlling interest in both NaviSite and CBT at the time of the combination, the transaction was accounted for as a combination of entities under common control (i.e., ''as if pooling'') whereby the assets and liabilities of CBT and NaviSite were combined at their historical amounts. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include CBT's financial results beginning on September 11, 2002, the date on which CBT acquired the controlling interest in the Company after the elimination of intercompany balances. CBT's balance sheet has been included in the Consolidated Balance Sheet of NaviSite at July 31, 2003, and CBT's results of operations and cash flows for the eleven months ended July 31, 2003 have been included in the Consolidated Statement of Operations and Consolidated Statement of Cash Flows of NaviSite for the fiscal year ended July 31, 2003.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NaviSite and our wholly-owned subsidiaries, ClickHear, Inc., NaviSite Acquisition Corp., ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., ClearBlue Technologies/Chicago-Wells, Inc., ClearBlue Technologies/Las Vegas, Inc., ClearBlue Technologies/Los Angeles, Inc., ClearBlue Technologies/Milwaukee, Inc., ClearBlue Technologies/ Oakbrook, Inc., and ClearBlue Technologies/ Vienna, Inc. after elimination of all significant intercompany balances and transactions.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the useful lives of fixed assets and intangible assets, recoverability of long-lived assets and the collectibility of receivables.

(d) Cash and Cash Equivalents

Cash equivalents consist of a money market fund, which invests in high quality short-term debt obligations, including commercial paper, asset-backed commercial paper, corporate bonds, U.S. government agency obligations, taxable municipal securities, and repurchase agreements.

During fiscal year 2003, non-cash financing activities included the repayment of approximately $3.9 million of the New Note to ClearBlue Finance, Inc. with amounts due us by ClearBlue. In addition, fiscal year 2003 non-cash financing activities included the conversion of the then outstanding $41.2 million New Note into 10,559,248 shares of our common stock. This conversion also resulted in non-cash charges of (a) $195,000 related to deferred financing costs; (b) $2.7 million in deferred interest expense; and (c) $21.6 million related to the amortization of the remaining balance of the beneficial conversion feature.

During fiscal year 2002, non-cash financing activities included a $35.0 million obligation to Compaq Financial Services Corporation, a wholly-owned subsidiary of Compaq Computer Corporation subsequently acquired by HPFS, incurred for the purchase of equipment previously held under operating lease agreements with a fair value, based on a third-party appraisal, of $9.6 million.

During fiscal year 2002, non-cash financing activities included the conversion of the $70.9 million, net, carrying amount ($80.0 million face value) of convertible notes payable to CMGI including interest of $1.5 million, and $16.2 million of amounts due to CMGI into an aggregate of 1,641,993 shares of our common stock.

During fiscal 2002 and 2001, non-cash financing activities included the issuance of 464,800 and 186,000 shares of common stock, respectively, in satisfaction of interest associated with convertible notes outstanding during fiscal 2002 and 2001.

In August 2002, the Company settled its intercompany liability to and receivables from CMGI, as of May 31, 2002, for $3.2 million in cash. The $3.2 million was remitted to CMGI in August 2002. As a result of the transaction, the Company realized a $4.5 million gain on the settlement, which was recorded as a contribution to additional paid-in capital as of July 31, 2002 as the transaction was considered to be a settlement of debt between entities under common control.

(e)   Revenue Recognition

Revenue consists of monthly fees for Web site and Internet application management, application rentals, hosting, and professional services. Revenue (other than installation fees) is generally billed and recognized over the term of the contract, generally one to three years, based on actual usage. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services is recognized on a time-and-material basis as the services are performed or under the percentage of completion method for revenue relating to fixed-price contracts. We generally sell our professional services under contracts with terms ranging from one to five years. Revenue and profits on long-term Internet solutions contracts, which represent approximately 3.0% of total revenues for the fiscal year period ended July 31, 2003, performed over extended periods are recognized under the percentage-of-completion method of accounting, principally, with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

(f)   Concentration of Credit Risk

Our financial instruments include cash, accounts receivable, obligations under capital leases, software agreements, accounts payable, and accrued expenses. As of July 31, 2003, the carrying cost of these instruments approximated their fair value. The financial instruments that potentially subject us to concentration of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers across many industries that comprise our customer base. One third-party customer accounted for 21% of our total revenues for the twelve-months ended July 31, 2003. Accounts receivable at July 31, 2003 included approximately $2.3 million due from this third-party customer.

(g)   Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity from foreign currency translation adjustments.

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

(i) Goodwill and Intangible Assets

Prior to July 31, 2002, goodwill related to purchase acquisitions completed in fiscal years 1998 and 2000. Such costs were amortized on a straight-line basis over five years, the period expected to be benefited. In fiscal year 2002, goodwill of $3,400 was written-off as part of the sale of the majority of the operating assets of one of the prior acquisitions. As part of our impairment analysis performed at July 31, 2002, it was determined that the unamortized goodwill at July 31, 2002 of $186,000 was fully impaired and was included in the accompanying consolidated statements of operations as a component of general and administration expense.

At July 31, 2003, our intangible assets consisted of customer lists resulting from our acquisition of CBTM, and the acquisitions of the certain assets and liabilities of Interliant and CBT. Our intangible assets were recorded at a gross carrying value of $15.8 million, less accumulated amortization of $3.7 million at July 31, 2003. Amortization expense related to our customer lists of $3.2 million for the fiscal year period ended July 31, 2003 was recorded as a component of our cost of revenue. Goodwill, resulting from our acquisition of CBTM, is recorded at its gross carrying value of $3.2 million. We perform our annual impairment analysis in our fiscal fourth quarter.

(j) Accounting for Impairment of Long-Lived Assets

We assess the need to record impairment losses on long-lived assets used in operations when indicators of impairment are present. On an ongoing basis, management reviews the value and period of amortization or depreciation of long-lived assets, including goodwill. During this review, the significant assumptions used in determining the original cost of long-lived assets are reevaluated. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows, and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets by comparing future undiscounted cash flows to the asset's carrying value. If the estimated future undiscounted cash flows are less than the carrying value of the asset, a loss is recorded based on the excess of the asset's carrying value over fair value.

(k) Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the initial public offering on October 21, 1999, we were greater than 80% owned by CMGI, and as such, CMGI realized the full benefit of all federal and part of the state net operating losses that had been incurred by us for those periods before the fiscal year ended July 31, 2001. Therefore, such net operating losses incurred by NaviSite were not available to us. The tax sharing agreement between

NaviSite and CMGI required us to reimburse CMGI for the amounts it contributed to the consolidated tax liability of the CMGI group; however, under the policy, CMGI was not obligated to reimburse us for any losses utilized in the consolidated CMGI group. After our public offering, CMGI's ownership fell below 80% and we were no longer included in the federal consolidated group of CMGI. Thus, our federal and state net operating losses can be carried forward to offset our future taxable income. As a result of the transaction on September 11, 2002, NaviSite had a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result of the change in ownership, the utilization of its federal and state tax net operating losses generated prior to the transaction is severely limited.

(l) Advertising Costs

We recognize advertising costs as incurred. Advertising expense was approximately $0, $4,000, and $3.1 million for the fiscal years ended July 31, 2003, 2002, and 2001, respectively, and is included in the accompanying consolidated statements of operations as a component of selling and marketing expenses.

(m) Stock-Based Compensation Plans

We account for our stock option plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income for these plans, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock based compensation.

	2003	2002	2001
	(In thousands, except per share data)		
Net loss, as reported	$(73,627)	$(121,693)	$(122,996)
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$ (8,062)	$ (24,778)	$ (40,072)
Net loss, as adjusted	$(81,689)	$(146,471)	$(163,068)
Loss per share:			
Basic and diluted — as reported	$ (6.32)	$ (22.30)	$ (31.27)
Basic and diluted — as adjusted	$ (7.01)	$ (26.84)	$ (41.46)
NaviSite:			
Risk-free interest rate	1.93%	2.23%	4.50%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	160.16%	250.00%	185.10%
Expected life (years)	3.07	2.12	2.08
Weighted average fair value of options granted during the period	$ 2.56	$ 4.35	$ 219.30
CMGI:			
Risk-free interest rate	2.79%	2.79%	4.19%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	97.05%	97.05%	126.95%
Expected life (years)	5.85	5.85	2.91
Weighted average fair value of options granted during the period	N/A	N/A	N/A

(n)   Historical and Unaudited Pro Forma Basic and Diluted Net Loss Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period, using either the ''if-converted'' method for convertible preferred stock and notes or the treasury stock method for options, unless amounts are anti-dilutive.

For fiscal years ended July 31, 2003, 2002, and 2001, net loss per basic and diluted share is based on weighted average common shares and excludes any common stock equivalents, as they would be anti-dilutive due to the reported losses. There were 2,741, 29,503 and 167,793 of diluted shares related to employee stock options that were excluded as they have an anti-dilutive effect due to the loss for fiscal years 2003, 2002, and 2001 respectively.

(o)   Segment Reporting

We currently operate in one segment, outsourced hosting and application management services.

(p)   New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) finalized Emerging Issues Task Force (EITF) Issue 01-8, ''Determining Whether an Arrangement is a Lease'' (EITF 01-8). Under EITF 01-8, our relationships with our customers no longer meet the definition of a lease arrangement and as such, on a prospective basis after May 31, 2003, we no longer account for new customer agreements as direct financing agreements. Customer agreements that were classified as direct financing agreements before June 1, 2003 will continue to be treated as direct financing agreements through the term of the agreements.

In June 2001, the FASB issued SFAS No. 141, ''Business Combinations'', and SFAS No. 142, ''Goodwill and Other Intangible Assets''. SFAS No. 141 applies to all business combinations that we enter into after June 30, 2001, and eliminates the pooling-of-interests method of accounting. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under the new statements, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

During the first quarter of fiscal 2003 (effective August 1, 2002), the Company adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), ''Goodwill and Intangible Assets'', which supersedes APB Opinion No. 17, ''Intangible Assets''. SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition of goodwill and intangible assets. The following information describes the impact that the adoption of SFAS No. 142 had on the Company for the fiscal years ended July 31:

Intangible Assets:

Intangible assets as of July 31, 2003 are as follows:

	Gross Carrying Amount	Accumulated Amortization
	(In thousands)	
Customer Lists	$15,776	$3,724

The accumulated amortization of $3.7 million above includes $507,000 of accumulated amortization relating to the CBT customer lists (acquired in fiscal year 2004), which were accounted for in a manner similar to a pooling-of-interest due to common control ownership. Intangible asset amortization expense for the years ended July 31, 2003, 2002, and 2001 aggregated $3.2 million, $0 and $0 respectively. Amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31,	(In thousands)
2004	$3,232
2005	$2,940
2006	$2,577
2007	$1,627
2008	$1,047

Goodwill:

The changes in the carrying amount of goodwill for the fiscal years ended July 31 are as follows:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
	(In thousands)		
Goodwill as of August 1	$ —	$ 394	$ 601
Goodwill acquired	3,206	—	—
Goodwill amortization	—	(208)	(207)
Goodwill impairment	—	(186)	—
Goodwill as of July 31	$3,206	$ —	$ 394

The impact that the adoption of SFAS 142 had on net income and earnings per share for the fiscal years ended July 31 are presented as follows:

	2003	2002	2001
	(In thousands)		
Net loss	$(73,627)	$(121,693)	$(122,996)
Add back goodwill amortization	—	208	207
Adjusted net loss	$(73,627)	$(121,485)	$(122,789)
Basic and diluted earnings per share:			
Net loss	$ (6.32)	$ (22.30)	$ (31.27)
Goodwill amortization	—	0.05	0.04
Adjusted net loss	$ (6.32)	$ (22.25)	$ (31.23)

SFAS No. 143, ''Accounting for Asset Retirement Obligations'', issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and was adopted beginning in the first quarter of fiscal year 2003. The adoption of SFAS 143 did not have a material impact on our financial condition or results of operations.

SFAS 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets'', issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale as well as revising certain criteria specified in

SFAS 121 for the recognition and measurement of impairment losses related to long-lived assets. The adoption of SFAS 144 did not have a material impact on our financial condition or results of operations.

SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", issued in July 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities and rescinds Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit and disposal activities that are initiated after December 31, 2002. We applied the provisions of SFAS 146 in January 2003 in connection with the lease abandonments.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As we did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation in fiscal year 2003, the adoption of SFAS No. 148 did not have a material impact on the our financial position and results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on our financial position or results of operations.

(q) Reclassifications

Certain fiscal year 2002 balances have been reclassified to conform with the fiscal year 2003 financial statement presentation.

(r) Foreign Currency

The functional currencies of our wholly-owned subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during corresponding period for revenues, cost of revenues and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders' equity (accumulated other comprehensive income (loss).

(3) Liquidity

Our cash and cash equivalents decreased to approximately $3.9 million at July 31, 2003 from approximately $21.8 million at July 31, 2002. Net cash used in operating activities was approximately $14.5 million for the year ended July 31, 2003, resulting primarily from net losses, decreases in accrued expenses and accounts payables, and a decrease in amounts due to CMGI, partially offset by non-cash charges for the write-off and amortization of the beneficial conversion feature of the convertible debt, interest paid in stock, costs related to abandoned leases, impairment of assets, depreciation and amortization, and provision for bad debt. Net cash used in investing activities was approximately $1.9 million for the year ended July 31, 2003, resulting primarily from purchases of property and equipment, the purchase of certain assets of Interliant, the purchase of convertible notes of Interliant, a loan made to a related party, partially offset by cash acquired in acquisitions and the release of restricted cash. Net cash used for financing activities was approximately $1.5 million for the fiscal year ended July 31, 2003, resulting primarily from repayment of debt to the estate of AppliedTheory, repayment of notes to affiliates, the payment of capital lease obligations, partially offset by borrowings from affiliates and borrowings from our accounts receivable financing line.

At July 31, 2003, we had a working capital deficit of $16.3 million, an accumulated deficit of $416 million, and have reported losses from operations since incorporation. We have used cash from continuing operations of $14.5 million, $27.0 million and $88.8 million in the years ended July 31, 2003, 2002, and 2001, respectively. We anticipate incurring additional losses throughout our next fiscal year. NaviSite has taken several actions it believes will allow us to continue as a going concern through July 31, 2004, including the closing and integration of strategic acquisitions, the change in our Board of Directors and senior management and bringing costs more in line with projected revenues. Based upon our cash flow estimates we believe that we will more than likely need to raise funds to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months. Our cash flow estimates are based upon attaining certain levels of sales, maintaining budgeted levels of operating expenses, collections of accounts receivable and maintaining our current borrowing line with Silicon Valley Bank among other assumptions, including the improvement in the overall macroeconomic environment. Our sales estimate includes revenue from new and existing customers which may not be realized and we may be required to further reduce expenses if budgeted sales are not attained. We may be unsuccessful in reducing expenses in proportion to any shortfall in projected sales and our estimate of collections of accounts receivable may be hindered by our customers' ability to pay.

We believe that we will more than likely need to raise funds through the issuance of equity or convertible debt securities, or through credit arrangements with financial institutions. The accompanying consolidated financial statements have been prepared assuming NaviSite will continue as a going concern and, as such, do not include any adjustments that may result from the outcome of these uncertainties.

(4) Impairment of Long-Lived Assets

During fiscal year 2002, the Company recorded a net $1.9 million charge representing the future estimated remaining minimum lease payments related to certain idle equipment held under various operating leases. The equipment had previously been rented to former customers under operating leases, and upon the loss of the customer, the equipment became idle. Based on the Company's forecasts, the equipment will not be utilized before the related operating leases expire and/or the equipment becomes obsolete.

During fiscal year 2002, the Company evaluated the current and forecasted utilization of its purchased software licenses. As a result of this evaluation, during the second quarter of fiscal year 2002, the Company recorded a $365,000 impairment for software licenses that would not be utilized before the licenses expired or became obsolete.

During fiscal year 2002, the Company finalized agreements with various equipment lessors whereby the Company purchased equipment previously held under operating lease for approximately $42.0 million. The fair market value of the equipment at the time of purchase, based on third party appraisal, was approximately $13.1 million. As the aggregate fair market value of the equipment, based on third party appraisal, was less than the aggregate consideration given, the Company recorded an asset impairment charge of $25.4 million, as a separate component of cost of revenue, in fiscal year 2002.

A number of factors occurring during the fourth quarter of fiscal 2002 impacted the Company's long-lived assets including both their expected future cash flow generation and the Company's expected utilization of the assets within revised operating plans. These factors included the further deterioration of market conditions within the web hosting industry, excess capacity in the industry and in the Company's two data centers, deterioration of the Company's revenue base.

Based on these factors and their impact on current and future projected cash flows, the Company performed an assessment of the carrying value of its long-lived assets pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The conclusion of this assessment was that the decline in market conditions within the Company's industry were significant and other than temporary. In this assessment, the Company reviewed its long-lived assets, which included property and equipment and goodwill. The carrying amount of goodwill, which totaled $186,000, was considered unrecoverable and was written-off as of July 31, 2002 and was included as a component of general and administration expense.

In accordance with SFAS No. 121, the measurement of the impairment loss of property and equipment was based on the fair value of the asset, as determined by a third party appraisal. The following is a summary of the impairment charge, by asset classification, as of July 31, 2002:

	Carrying Value	Appraised Fair Value	Impairment
		(In thousands)	
Office furniture and equipment	$ 3,062	$ 837	$ 2,225
Computer equipment	8,470	5,675	2,795
Software licenses	3,720	2,158	1,562
Leasehold improvements	35,280	3,742	31,538
Total	$50,532	$12,412	$38,120

Management determined that the best measure of fair value for the property and equipment was a combination of the market and cost approaches. The cost approach was utilized to determine the fair value of certain computer hardware, leasehold improvements, office furniture and equipment, and construction in progress. The cost approach utilizes estimated replacement/reproduction costs, with allowances for physical depreciation and functional obsolescence (i.e. asset utilization). For certain equipment and leasehold improvements, the market approach was used. The market approach typically includes comparing recent sales of similar assets and adjusting these comparable transactions based on factors such as age, condition, and type of sale to determine fair value.

As a result of our abandoning our administrative space located on the second floor of our leased facility at 400 Minuteman Road in Andover, MA on January 31, 2003, certain long-lived assets consisting mostly of leasehold improvements and furniture and fixtures were abandoned. We took a charge against our earnings in the second quarter of fiscal 2003 of approximately $62,000 in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

During the third fiscal quarter of 2003, we evaluated the net realizable value of our assets held for sale and determined, based upon third party quotes for purchase of these assets, that the net fair market value of our assets held for sale was less than the carrying value. As a result, we recorded a $1.0 million charge related to the reduction in the net realizable value of our assets held for sale as a component of other expense. These assets were sold to third parties in the fourth fiscal quarter of 2003.

During the fourth quarter of 2003, we evaluated the net realizable value of our intangible assets and determined, due to changes in certain real estate markets where we operate, that the net fair market value of our market advantaged leases was less than the carrying value. As a result, we recorded a charge of approximately $1.8 million related to the impairment of the market advantage leases.

(5) Property and Equipment

Property and equipment at July 31, 2003 and 2002 are summarized as follows:

	July 31,	
	2003	2002
	(In thousands)	
Office furniture and equipment	$ 2,613	$ 1,232
Computer equipment	28,368	15,237
Software licenses	9,308	8,982
Leasehold improvements	12,549	3,717
	52,838	29,168
Less accumulated depreciation and amortization	(30,673)	(16,756)
Property and equipment, net	$ 22,165	$ 12,412

The estimated useful lives of our fixed assets are as follows: office furniture and equipment, 5 years; computer equipment, 3 years; software licenses, 3 years or life of the license; and leasehold improvements, 4 years or life of the lease.

The cost and related accumulated amortization of property and equipment held under capital leases (classified as computer equipment above) are as follows:

	July 31,	
	2003	2002
	(In thousands)	
Cost	$ 6,349	$ 457
Accumulated depreciation and amortization	(2,181)	(189)
	$ 4,168	$ 268

(6) Acquisitions

CBTM. We acquired CBTM in December 2002 in a transaction accounted for as a combination of entities under common control (i.e., ''as if pooling'') (see Note 1). In June 2002, prior to our acquisition of CBTM, CBTM acquired substantially all of the assets used or useful in the web hosting and Internet solutions business and assumed certain associated liabilities from the bankruptcy estate of AppliedTheory Corporation (AppliedTheory), which had filed for bankruptcy on April 17, 2002. On June 13, 2002, the acquisition of AppliedTheory by CBTM was consummated, effective June 6, 2002. The results of operations of AppliedTheory have been included in the financial statements of CBTM since June 6, 2002.

The aggregate purchase price paid by CBTM for the AppliedTheory assets, excluding assumed liabilities, was $16.0 million of which $3.9 million was paid in cash and $12.1 million was paid with the issuance of four notes payable to the AppliedTheory Estate: two unsecured promissory notes totaling $6.0 million, bearing interest at 8% per annum and due June 10, 2006, a secured promissory note totaling $700,000, bearing interest at 8% per annum and due December 10, 2002 and a $5.4 million secured promissory note, non-interest bearing, due December 10, 2002. The two notes due December 10, 2002 were paid in December 2002.

Of the $6.2 million in identifiable intangible assets, $5.8 million was assigned to customer lists which are being amortized over eight years, except for the New York State Department of Labor customer contract, which is being amortized over five years, and represents the remaining life on the contract. The remaining $440,000 of acquired intangible assets was allocated to proprietary software, which is being amortized over five years.

Avasta, Inc. On February 5, 2003, we acquired Avasta, a provider of remote hosting and managed service operations in an all-stock transaction valued at approximately $370,000. The acquisition was made to enhance our ability to be a full service provider of applications management services and technology to our customers. The purchase price consisted of 231,039 shares of common stock at a per share value of $1.60 (representing a five-day average of the market value of our common stock at the time of the acquisition). The purchase price of $442,000 consists of the issuance of common stock for approximately $370,000 and approximately $72,000 in acquisition costs. The Agreement and Plan of Merger provided that up to an additional 1,004,518 shares of common stock could be issued in the event certain revenue targets are achieved through June 2003. As a result of the earnout calculation, in September 2003 we issued 179,353 shares of our common stock at a per share value of $4.14 (representing the market value of our common stock the day preceding the issuance of the additional shares for the attainment of certain revenue targets). The negative goodwill of approximately $342,000 reduced the recorded basis of property and equipment. This acquisition was accounted for using the purchase method of accounting.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Avasta
	(In thousands)
Current assets	$ 488
Property and equipment	3,239
Total assets acquired	3,727
Current liabilities	3,285
Long-term debt	—
Total liabilities assumed	3,285
Net assets acquired	$ 442

Conxion Corporation.   On April 2, 2003, we completed the acquisition of Conxion, a provider of software distribution services and network/server security expertise for its customers, pursuant to an Agreement and Plan of Merger, dated as of March 26, 2003 (Conxion Agreement), by and between us, Union Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary and Conxion. Pursuant to the Conxion Agreement, the shareholders of Conxion received an aggregate of $1.9 million in cash. The acquisition was made to enhance our ability to be a full service provider of applications management services and technology to our customers. The source of funds used for the acquisition of Conxion was our cash on hand. The acquisition price was based on the parties' determination of the fair value of Conxion and the terms of the Conxion Agreement were derived from arms-length negotiation among the parties. The purchase price of $2.0 million consisted of the $1.9 million paid to the Conxion shareholders and approximately $106,000 in acquisition costs. The negative goodwill of approximately $2.5 million reduced the recorded basis of property and equipment. This acquisition was accounted for using the purchase method of accounting.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Conxion
	(In thousands)
Current assets	$7,819
Property and equipment	187
Total assets acquired	8,006
Current liabilities	5,976
Long-term debt	—
Total liabilities assumed	5,976
Net assets acquired	$2,030

Interliant.   On May 16, 2003, we completed the acquisition of substantially all of the assets relating to the managed infrastructure solutions business, encompassing messaging and collaboration, managed hosting, bundled-in managed security, and integrated and related professional services in the United States and in Europe of Interliant, Inc., a Delaware corporation, and several of its subsidiaries (Debtors) in the bankruptcy proceedings of the Debtors under Chapter 11 of Title 11 of the United States Bankruptcy Code pending in the Southern District of New York (White Plains), pursuant to an Asset Purchase Agreement, dated as of May 15, 2003 (the Agreement), by and between our subsidiary, Intrepid Acquisition Corp. and the Debtors, approved by order of the Bankruptcy Court on May 15, 2003. Pursuant to the Agreement, the aggregate purchase price for the Interliant assets was approximately $7.2 million after adjustments, based upon the Debtors' adjusted net worth, comprised of approximately $5.8 million in cash, $624,000 in the form of a credit of future distributions to be paid on the Interliant Notes, $550,000 in principal amount of a non-interest bearing, 180-day promissory note, secured by the Interliant Debt and approximately $200,000 in acquisition-related costs. On May 16, 2003, our subsidiary closed on the purchase of all of the Interliant Assets, other than the Debtors' accounts receivable. On June 6, 2003 our subsidiary closed on the purchase of the accounts receivable. The source of funds used for the initial closing was our cash on hand combined with the funds provided from and through financing of our accounts receivable with Silicon Valley Bank (SVB), as discussed below, cash acquired with the Interliant assets, and cash receipts from the purchased accounts receivable. The acquisition price was determined through arms-length negotiations and competitive bidding for the Interliant Assets at an auction conducted under the auspices of the Bankruptcy Court. Finalization of the purchase accounting is pending resolution of the net worth calculation. However, we do not believe that any adjustment relating to this matter will be material to our consolidated financial statements.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Interliant
	(In thousands)
Current assets	$ 3,966
Long-term assets	5,940
Property and equipment	2,178
Total assets acquired	12,084
Current liabilities	4,880
Long-term debt	—
Total liabilities assumed	4,880
Net assets acquired	$ 7,204

On August 8, 2003, we completed the acquisition (the ''CBT Acquisition'') of certain assets and the assumption of certain liabilities of ClearBlue Technologies, Inc., a Delaware corporation (ClearBlue), pursuant to a Stock and Asset Acquisition Agreement, dated as of August 8, 2003 (the ''Agreement''). At the time of the Agreement, we were a majority owned subsidiary of ClearBlue and its affiliates. See Notes 2(a) and 16 for further discussion.

The following unaudited pro forma results of operations for the twelve-months ended July 31, 2003 and 2002 give effect to CBTM's acquisition of AppliedTheory assets, our fiscal year 2003 acquisitions and the CBT Acquisition as if the transactions had occurred at the beginning of fiscal year 2002. The pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisitions taken place at the beginning of the fiscal 2002 period and is not necessarily indicative of results that may be obtained in the future.

	Year Ended July 31,	
	2003	2002
	(In thousands, except for per share amounts)	
Revenue	$113,528	$ 197,726
Net loss before extraordinary items	(88,502)	(321,919)
Net loss	(88,502)	(286,962)
Pro forma net loss per share	$ (7.59)	$ (52.59)

(7) Investment in Debt Securities

In a privately negotiated transaction with Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC, pursuant to an Assignment Agreement dated October 11, 2002 and in a series of open market transactions from certain other third-party holders, we acquired an aggregate principal amount of approximately $36.3 million face value, 10% convertible senior notes (Interliant Notes) due in 2006 of Interliant, Inc. (Interliant) for a total consideration of approximately $2.0 million. Interliant is a provider of managed services, which filed a petition under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Southern District of New York on August 5, 2002, and we made this investment with the intention of participating in the reorganization/sale of Interliant.

On May 16, 2003, the Southern District of New York (White Plains) confirmed us as the successful bidder for the purchase of the Interliant Assets (see Note 6). We used $624,000 of the value of our Interliant Notes as partial payment for the assets acquired. As such, we have reduced the carrying value of the Interliant Notes by this amount. The final value we will receive for the Interliant Notes has not been determined, however, we estimate the value to approximate the $1.4 million carrying value included in other assets on our Consolidated Balance Sheet. The Interliant Estate has filed a plan of liquidation with the bankruptcy court which is subject to creditor approval and resolution of further contested claims.

(8) Accrued Expenses

Accrued expenses consist of the following:

	July 31,	
	2003	**2002**
	(In thousands)	
Accrued payroll, benefits and commissions	$ 3,088	$2,037
Accrued accounts payable	3,694	1,328
Due to AppliedTheory estate	1,461	—
Accrued lease abandonment costs	2,536	189
Accrued interest	351	1,565
Accrued contract termination fees	2,096	—
Accrued other	4,354	2,813
	$17,580	$7,932

(9) Debt

(a) Convertible Notes Payable

On September 11, 2002, CMGI and HPFS sold their equity and convertible interests in NaviSite to ClearBlue Technologies, Inc. (ClearBlue). Subsequent to July 31, 2002, we had not paid the interest payable on the Notes due on September 30, 2002. We were also no longer listed on the Nasdaq National Market and were instead listed on the Nasdaq SmallCap Market. Pursuant to the Notes, this new listing on the Nasdaq SmallCap Market requires us to seek ClearBlue's prior written consent before paying interest and principal in the form of common stock. On October 10, 2002, we received a waiver from ClearBlue permitting the payment of interest to be made in the form of stock consistent with our listing on the Nasdaq SmallCap Market and the waiver for any noncompliance of timely payments of interest or principal and we paid the interest due to ClearBlue.

On December 12, 2002, ClearBlue gave us the right, at our option, to prepay 100% of the interest accrued at December 12, 2002 on the New Note in shares of our common stock. On December 12, 2002, we paid approximately $1.1 million of interest owing on the balance of the New Note with 317,932 shares of our common stock. In addition, ClearBlue waived all interest for the period December 12, 2002 through December 31, 2003 resulting from the unconverted notes. We recognized an imputed interest charge for this interest free period.

In connection with ClearBlue Finance's conversion of $20.0 million of convertible notes to common stock (see Note 2), $10.7 million of the unamortized beneficial conversion related to the converted notes was charged to interest expense during the second fiscal quarter of 2003. As part of the conversion of the converted notes, $469,000 in accrued interest related to the Converted Notes was converted into approximately 141,011 shares of our common stock.

On June 16, 2003, we repaid approximately $3.9 million of the $45.0 million of outstanding New Note payable to ClearBlue Finance with amounts due to us by ClearBlue. The $3.9 million consisted of $1.9 million of intercompany amounts due to us by ClearBlue and a $2.0 million ClearBlue note payable to us. On June 17, 2003, we received written notice from ClearBlue Finance stating its election to convert the remaining $41.2 million of the New Note into 10,559,248 shares of our common stock effective June 19, 2003. Concurrent with the conversion, in the fourth fiscal quarter of 2003 we realized a $21.6 million interest charge for the unamortized beneficial conversion feature related to the converted and repaid convertible notes payable. ClearBlue had previously waived all interest for the period December 12, 2002 through December 31, 2003 on the $45.0 million of convertible notes payable and, accordingly, we had been accruing an imputed interest expense for this period. Subsequent to the conversion, in the fourth fiscal quarter of 2003, we recorded a $2.6 million contribution to additional paid in capital for the imputed accrued interest on the converted and repaid convertible notes payable, as ClearBlue is a related party.

In fiscal year 2002, the Company issued 446,724 shares of common stock in satisfaction of accrued interest associated with the $65.0 million notes payable to CMGI and HPFS.

(b)   Accounts Receivable Financing Agreements

On May 26, 2003, we entered into an Accounts Receivable Financing Agreement (Financing Agreement) with SVB whereby we can finance up to a maximum of $12.5 million of our eligible accounts receivables with an 80% advance rate. Under the Financing Agreement, we are required to repay advances upon the earlier of our receipt of payment on the financed accounts receivables from our customers, or the financed accounts receivable being aged greater than ninety days from date of service. The Financing Agreement has a one-year term and bears an annual interest rate of prime rate plus 4.0%, with a minimum $10,000 monthly finance charge. The Financing Agreement also contains certain affirmative and negative covenants and is secured by substantially all of our assets, tangible and intangible. As part of the Financing Agreement, on May 27, 2003 we issued to Silicon Valley Bank (SVB) warrants to purchase up to 165,000 shares of NaviSite common stock with an exercise price of $2.50, the closing price of our stock on the last business day before the issuance of the warrant. We fair valued the warrants at $370,000 using the Black-Scholes option-pricing model. The value of the warrants is being amortized into interest expense over the term of the Financing Agreement. At July 31, 2003, we had $6.7 million outstanding under the Financing Agreement, which represented the maximum borrowings under the Financing Agreement at that time.

(c)   Note Payable to Atlantic Investors, LLC (Atlantic)

On January 29, 2003, we entered into a $10.0 million Loan and Security Agreement (Atlantic Loan) with Atlantic, a related party. The Atlantic Loan has a termination date of February 1, 2004 and bears an interest rate of 8% per annum. Interest is payable upon demand or, at Atlantic's option, interest may be added to the outstanding balance due to Atlantic by NaviSite. Atlantic may make demand for payment of amounts excess of the minimum Atlantic Loan amount of $2.0 million (Minimum Loan Amount), with 60 days notice, but not such that the payment would be required before February 1, 2004. Atlantic can demand payment of the Minimum Loan Amount with 90 days notice, but not such that payment would be required before August 1, 2003. Under the Atlantic Loan agreement, we can require Atlantic to loan us (1) up to $2.0 million to repay an amount due from CBTM to Unicorn, a related party to NaviSite and Atlantic; (2) $1.0 million for costs associated with our acquisition of Avasta; and (3) up to $500,000 for the post-acquisition working capital needs of Avasta, Atlantic, at its sole and absolute discretion, may advance other amounts to us such that the aggregate amount borrowed by NaviSite does not exceed the maximum loan amount, defined as the lesser of $10.0 million or 65% of our consolidated accounts receivables. On May 30, 2003 we repaid $2.0 million of the approximate $3.0 million outstanding under the Atlantic Loan and on June 11, 2003, we borrowed $2.0 million under the Atlantic Loan. At July 31, 2003, we had $3.0 million outstanding under the Atlantic Loan. This amount is shown as Current Note Payable to Related Party on our Consolidated Balance Sheet. The Atlantic Loan is secured by all of our receivables.

(d)   Note Payable to the AppliedTheory Estate

As part of CBTM's acquisition of certain AppliedTheory assets, CBTM entered into a long-term liability of $6.0 million (Estate Liability) due to the AppliedTheory Estate in June 10, 2006. The Estate Liability bears interest at 8% per annum, which is due and payable at the termination date of the Estate Liability. At July 31, 2003, we had approximately $80,000 in accrued interest related to this note.

(e)   Notes Payable to the Interliant Estate

As part of our acquisition of certain Interliant Assets, we entered into a promissory note with the Interliant Estate (Interliant Promissory Note) in the amount of $550,000, payable without interest on the earlier of (i) the 180th day following the Second Closing Date or (ii) the date Interliant estates make distributions to their general unsecured creditors. The Interliant Promissory Note is secured by the Interliant Notes (see Note 6).

(10)   Commitments and Contingencies

(a)   Leases

Abandoned Leased Facilities.   On January 31, 2003, we abandoned our administrative space on the second floor of our 400 Minuteman Road, Andover, MA leased location. We continue to maintain and operate our Data Center on the first floor of the building, which also serves as our corporate headquarters. While we remain obligated under the terms of the lease for the rent and other costs associated with the second floor of the building, we ceased to use the space on January 31, 2003 and have no foreseeable plans to occupy the second floor in the future. Therefore, in accordance with SFAS 146, ''Accounting for Costs Associated with Exit or Disposal Activities,'' issued in July 2002, we recorded a charge to our current earnings in fiscal year 2003 of approximately $5.4 million to recognize the costs of exiting the space. The amount is included in the caption ''Impairment and restructuring'' in the accompanying Consolidated Statements of Operations. The liability is equal to the total amount of rent and other direct costs for the period of time the second floor of the building was expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease term, which is May 2011.

Near the end of our fiscal year 2002, we abandoned our sales office space in La Jolla, CA. At that time we were able to sublet the space to a third party. During the second quarter of fiscal year 2003, the sublease tenant stopped making payments under the sublease and has abandoned the space. The facility is currently empty and we remain obligated under the terms of the lease for the rent and other costs associated with the building. We have no foreseeable plans to occupy the space, therefore, under SFAS 146, we recorded a charge to our earnings of approximately $1.4 million to recognize the costs of exiting the building. The amount is included in the caption ''Impairment and restructuring'' in the accompanying Consolidated Statements of Operations. We are actively pursuing options for subleasing or otherwise terminating the lease, but have not reached any agreement at this time. We believe it is more likely than not that we will be able to sublet the building to a tenant at, at a rate below our current rent rate or will have otherwise ended the lease via a lease termination agreement, by January 2004. As such, we have recorded a liability equal to the present value of our estimated future payments.

Details of activity in the lease exit accrual for the year ended July 31, 2003 were as follows:

	Balance at July 31, 2002	Expense	Payments	Adjustments	Balance at July 31, 2003
			(In thousands)		
400 Minuteman Lease abandonment costs	$ —	$5,409	$(2,069)	—	$3,340
La Jolla Lease abandonment costs	—	$1,431	$ (322)	—	$1,109
Chicago and Virginia lease abandonment costs	—	—	$ (301)	$1,700[1]	$1,399
Amsterdam lease abandonment costs	—	—	—	$ 164[1]	$ 164
	$ —	$6,840	$(2,692)	$1,864	$6,012[2]

[1] Recorded in purchase accounting for the acquisition of Conxion Corporation

[2] The current portion of the balance of $2.5 million is included in accrued expenses (Note 8)

We are obligated under various capital and operating leases for facilities and equipment. CMGI had entered into non-cancelable operating and capital leases on our behalf covering certain of our office facilities and equipment, which expire through 2012. In addition, until we moved our headquarters in January 2000, we paid CMGI for office facilities used as our headquarters for which we were charged based upon an allocation of the total costs for the facilities at market rates. Prior to our IPO, substantially all leases for real property were guaranteed by CMGI. CMGI charged us the actual lease fees under these arrangements. Our total rent expense amounted to $10.2 million, $19.6 million, and $58.5 million for the fiscal years ended July 31, 2003, 2002, and 2001, respectively. In June 2000, we sold certain equipment and leasehold improvements in our data centers in a sale-leaseback transaction to a bank for approximately $30.0 million. We entered into a capital lease for the leaseback of those assets. In January 2001, we paid-off these capital lease obligations for approximately $27.0 million. During the second quarter of fiscal year 2001, we sold certain equipment in sale-leaseback transactions for a total of approximately $13.9 million. Simultaneously with the sales, we entered into operating leases for the equipment.

During fiscal 2002, we renegotiated or bought out the majority of the operating lease obligations for equipment.

Minimum annual rental commitments under operating leases and other commitments are as follows as of July 31, 2003:

Description	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
		(In thousands)			
Short/long-term debt	$ 10,211	$ 4,211	$ 6,000	$ —	$ —
Interest on debt	1,610	650	960	—	—
Capital leases	5,175	3,273	1,902	—	—
Operating leases......................	1,336	1,008	328	—	—
Bandwidth commitments	6,717	3,542	2,384	791	—
Maintenance for hardware/software	1,405	1,405	—	—	—
Property leases.......................	87,155	13,357	25,306	19,169	29,323
	$113,609	$27,446	$36,880	$19,960	$29,323

With respect to the property lease commitments listed above, certain cash is restricted pursuant to terms of lease agreements with landlords. At July 31, 2003, this restricted cash of $3,054,000 on the balance sheet consisted of certificates of deposit at one major financial institution and are recorded at cost, which approximates fair value.

(b)   Legal Matters

On or about June 13, 2001, Stuart Werman and Lynn McFarlane filed a lawsuit against us, BancBoston Robertson Stephens, an underwriter of our initial public offering in October 1999, Joel B. Rosen, our then chief executive officer, and Kenneth W. Hale, our then chief financial officer. The suit was filed in the United States District Court for the Southern District of New York. The suit generally alleges that the defendants violated federal securities laws by not disclosing certain actions allegedly taken by Robertson Stephens in connection with our initial public offering. The suit alleges specifically that Robertson Stephens, in exchange for the allocation to its customers of shares of our common stock sold in our initial public offering, solicited and received from its customers' agreements to purchase additional shares of our common stock in the aftermarket at pre-determined prices. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. Three other substantially similar lawsuits were filed between June 15, 2001 and July 10, 2001 by Moses Mayer (filed June 15, 2001), Barry Feldman (filed June 19, 2001), and Binh Nguyen (filed July 10, 2001). Robert E. Eisenberg, our president at the time of the initial public offering in 1999, also was named as a defendant in the Nguyen lawsuit.

On or about June 21, 2001, David Federico filed in the United States District Court for the Southern District of New York a lawsuit against us, Mr. Rosen, Mr. Hale, Robertson Stephens and other underwriter defendants including J.P. Morgan Chase, First Albany Companies, Inc., Bank of America Securities, LLC, Bear Stearns & Co., Inc., B.T. Alex. Brown, Inc., Chase Securities, Inc., CIBC World Markets, Credit Suisse First Boston Corp., Dain Rauscher, Inc., Deutsche Bank Securities, Inc., The Goldman Sachs Group, Inc., J.P. Morgan & Co., J.P. Morgan Securities, Lehman Brothers, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., Morgan Stanley Dean Witter & Co., Robert Fleming, Inc. and Salomon Smith Barney, Inc. The suit generally alleges that the defendants violated the anti-trust laws and the federal securities laws by conspiring and agreeing to raise and increase the compensation received by the underwriter defendants by requiring those who received allocation of initial public offering stock to agree to purchase shares of manipulated securities in the after-market of the initial public offering at escalating price levels designed to inflate the price of the manipulated stock, thus artificially creating an appearance of demand and high prices for that stock, and initial public offering stock in general, leading to further stock offerings. The suit also alleges that the defendants arranged for the underwriter defendants to receive undisclosed and excessive brokerage commissions and that, as a consequence, the underwriter defendants successfully increased investor interest in the manipulated initial public offering of securities and increased the underwriter defendants' individual and collective underwritings, compensation, and revenues. The suit further alleges that the defendants violated the federal securities laws by issuing and selling securities pursuant to the initial public offering without disclosing to investors that the underwriter defendants in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and June 12, 2001.

Those five cases, along with lawsuits naming more than 300 other issuers and over 50 investment banks which have been sued in substantially similar lawsuits, have been assigned to the Honorable Shira A. Scheindlin (the "Court") for all pretrial purposes (the "IPO Securities Litigation"). On September 6, 2001, the Court entered an order consolidating the five individual cases involving us and designating Werman v. NaviSite, Inc., et al., Civil Action No. 01-CV-5374 as the lead case. A consolidated, amended complaint was filed thereafter on April 19, 2002 (the "Class Action Litigation") on behalf of plaintiffs Arvid Brandstrom and Tony Tse against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany and against us and Messrs. Rosen, Hale and Eisenberg (collectively, the "NaviSite Defendants"). Plaintiffs uniformly allege that all defendants, including the NaviSite Defendants, violated the federal securities laws (i.e., Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5) by issuing and selling our common stock pursuant to the October 22, 1999, initial public offering, without disclosing to investors that some of the underwriters of the offering, including the lead underwriters, had solicited and received extensive and undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation.

Between July and September 2002, the parties to the IPO Securities Litigation briefed motions to dismiss filed by the underwriter defendants and the issuer defendants, including NaviSite. On November 1, 2002, the Court held oral argument on the motions to dismiss. The plaintiffs have since agreed to dismiss the claims against Messrs. Rosen, Hale and Eisenberg without prejudice, in return for their agreement to toll any statute of limitations applicable to those claims. By stipulation entered by the Court on November 18, 2002, Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice from the Class Action Litigation. On February 19, 2003, an opinion and order was issued on defendants' motion to dismiss the IPO Securities Litigation, essentially denying the motions to dismiss of all 55 underwriter defendants and of 185 of the 301 issuer defendants.

We believe that the allegations against us are without merit and we intend to vigorously defend against the plaintiffs' claims. We are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our financial condition.

In March 2001, we engaged Goldman Sachs & Co. to serve as our financial advisor in connection with the possible sale of all or a portion of NaviSite. On September 17, 2002, Goldman made a written demand for payment of a $3 million success fee in connection with the September 2002 acquisition by ClearBlue of the stock and convertible debt of NaviSite from CMGI and Hewlett-Packard Financial Services Company. We have rejected Goldman's demands, as we believe they are without merit. No legal actions have been filed concerning the Goldman claim. As this matter is in the initial stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our financial condition.

On or about September 27, 2002, we received a demand for a wage payment of $850,000 from our former Procurement Director, Joseph Cloonan. We rejected the demand, alleging that Mr. Cloonan's claim is based, among other things, on a potentially fraudulent contract. Mr. Cloonan also claimed $40,300 for allegedly unpaid accrued vacation and bonuses and that he may be statutorily entitled to treble damages and legal fees. On October 11, 2002, NaviSite filed a civil complaint with the Massachusetts Superior Court, Essex County, seeking a declaratory judgment and asserting claims against Mr. Cloonan for civil fraud, misrepresentation, unjust enrichment and breach of duty of loyalty. We believe the allegations are without merit and intend to vigorously defend against Mr. Cloonan's claims. As the litigation is in the initial discovery stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our financial condition.

On October 28, 2002, ClearBlue Technologies Management, Inc., one of our subsidiaries, filed a complaint in United States District Court for the Southern District of New York against Lighthouse International, alleging six causes of action for copyright infringement, breach of contract, account stated, unjust enrichment, unfair competition, and misappropriation and/or conversion. The total claimed damages are in the amount of $1.9 million. On or about January 16, 2003, Lighthouse filed and served its answer and counterclaimed against ClearBlue Technologies Management, Inc. claiming $3.1 million in damages and $5.0 million in punitive relief.

On June 17, 2003, the U.S. Bankruptcy Court for the Southern District of New York heard oral argument on Lighthouse's Motion for an Order Compelling the Debtor (AppliedTheory) to Assume or Reject an Agreement, filed in response to ClearBlue Technologies Management, Inc.'s. complaint, and the objections to Lighthouse's motion filed by ClearBlue Technologies Management and AppliedTheory. Lighthouse made this motion on the basis that it never received notice of ClearBlue Technologies Management assuming the AppliedTheory contract for the LighthouseLink Web site. The Bankruptcy Court declined to grant Lighthouse's motion, and instead ordered that an evidentiary hearing be conducted to determine whether Lighthouse received appropriate notice of the proposed assignment of the contract by AppliedTheory to ClearBlue Technologies Management. The Bankruptcy Court ordered that the parties first conduct discovery, and upon completion of discovery, which is expected to be completed on or about the end of November 2003, the Bankruptcy Court would schedule an evidentiary hearing on the issue of notice.

As to the U.S. District Court matter, the exchange of written discovery is near completion, with a number of discovery disputes to be resolved by the Court in October 2003 at a discovery status conference. All depositions of witnesses have been stayed pending completion of the Bankruptcy Court evidentiary hearing. Because of the continuing discovery, and the uncertain outcome of the evidentiary hearing before the Bankruptcy Court, we are not able to predict the possible outcome of this matter, if any, on our financial condition.

On December 12, 2002, our Board of Directors, pursuant to authority previously granted by our stockholders at the annual meeting of stockholders held on December 19, 2001, approved a reverse stock split of our common stock at a ratio of one-for-fifteen (1:15) (the ''Reverse Split''). The Reverse Split was effective on January 7, 2003. On May 28, 2003 we received a letter from Mr. Edward W. Roberts, as trustee of The Roberts Family Trust, stating that in June 2002 the trust had purchased 13,000 shares of our common stock and due to the Reverse Split, the trust now owns 866 shares of common stock (i.e. 13,000 shares divided by 15). As a result of the Reverse Split, Mr. Roberts states an intention to institute a derivative action requesting $7.5 million in damages. On October 20, 2003, we received a letter dated October 13, 2003, from Mr. Robertson, as trustee on behalf of The Roberts Family Trust, stating his intention to prove conspiracy and collusion relating to the September 11, 2002 transactions between ClearBlue Technologies, Inc. and Hewlett-Packard Financial Services Company and relating to the later Reverse Split. No legal actions have been filed concerning this matter. This matter is in its initial stages and we are not able to predict the possible outcome of this matter, and the effect, if any, on our financial condition. We believe the claim is without merit and intend to vigorously defend any action that may be brought against us.

On October 14, 2003, we received a letter purportedly on behalf of the former stockholders of Avasta relating to the issuance of additional shares of common stock pursuant to the earnout calculations pursuant to the Agreement and Plan of Merger and Reorganization dated as of January 29, 2003 among Avasta Corp., Avasta, Inc. and NaviSite. No legal actions have been filed concerning this matter. As this matter is in the initial stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our financial condition.

We are also subject to other legal proceedings and claims which arise in the ordinary course of our business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our consolidated financial position or results from our operations.

(11) Income Taxes

Prior to the initial public offering on October 21, 1999, we were greater than 80% owned by CMGI, and as such, CMGI realized the full benefit of all federal and part of the state net operating losses that had been incurred by us for those periods before the fiscal year ended July 31, 2001. Therefore, such net operating losses incurred by NaviSite were not available to us. The tax sharing agreement between NaviSite and CMGI required us to reimburse CMGI for the amounts it contributed to the consolidated tax liability of the CMGI group; however, under the policy, CMGI was not obligated to reimburse us for any losses utilized in the consolidated CMGI group. After our public offering, CMGI's ownership fell below 80% and we were no longer included in the federal consolidated group of CMGI. Thus, our federal and state net operating losses can be carried forward to offset our future taxable income.

Total federal and state income tax expenses (benefit) for the periods ending July 31, 2003, July 31, 2002, and July 31, 2001, consist of the following:

	7/31/2003			7/31/2002			7/31/2001		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
				(In thousands)					
Federal	$(513)	$513	$ —	$—	$—	$—	$—	$—	$—
State	$ 153	—	$153	$—	$—	$—	$—	$—	$—
	$(360)	$513	$153	$—	$—	$—	$—	$—	$—

The actual tax expense for the periods ending July 31, 2003, July 31, 2002, and July 31, 2001, differs from the expected tax expense for the these periods as follows:

	7/31/2003	7/31/2002	7/31/2001
		(In thousands)	
Computed "expected" tax expense (benefit)	$(24,981)	$(41,376)	$(40,358)
State taxes, net of federal income tax benefit	$ 101	$ —	$ —
Losses not benefited	$ 25,033	$ 41,376	$ 40,358
Total	$ 153	$ —	$ —

Temporary differences between the financial statement carrying and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets (liabilities) are comprised of the following:

	7/31/03	7/31/02
	(In thousands)	
Deferred tax assets:		
Accruals and reserves	$ 4,455	$ 2,206
Loss Carryforwards	$ 20,709	$ 103,311
Depreciation and amortization	$ 33,134	$ 36,958
Total deferred tax assets	$ 58,298	$ 142,475
Less: Valuation allowance	$(58,298)	$(142,475)
Net deferred tax (assets) liabilities	$ —	$ —

Valuation allowance decreased by $84.2 million and increased by $47.0 million for the years ended July 31, 2003 and 2002, respectively. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized.

As a result of the transaction on September 11, 2002, the Company experienced a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result of the change in ownership, the utilization of its federal and state tax net operating losses generated prior to the transaction is subject to an annual limitation of approximately $1.2 million. As a result of this limitation, the Company expects that a substantial portion its federal and state net operating loss carryforwards will expire unused.

The company has net operating loss carryforwards for federal and state tax purposes of approximately $50.2 million, after taking into consideration net operating losses expected to expire unused due to the Section 382 limitation. The federal net operating loss carryforwards will expire from fiscal year 2011 to fiscal year 2023.

(12) Stockholders' Equity

(a) Issuance of Common Stock

On December 12, 2002, ClearBlue cancelled warrants to purchase 346,883 shares of our common stock at an exercise price ranging from $86.55 to $103.80 per share.

The 567,978 shares issued to ClearBlue on December 31, 2002 in connection with the acquisition of CBTM have been accounted for by us as a dividend distribution to ClearBlue because ClearBlue and its affiliates are considered to have controlling interest over both CBTM and NaviSite. As a result, we reported a reduction of retained earnings of $1.3 million, which represents the number of common shares issued at the then current market value of $2.25 per share.

On February 5, 2003, we issued 231,039 shares of our common stock at a per share value of $1.60 in connection with the acquisition of Avasta (see Note 6). In September 2003 we issued 179,353 shares of our common stock at a per share value of $4.14 (representing the market value of our common stock the day preceding the issuance of the addition shares) for the attainment of certain revenue targets in conjunction with the Avasta acquisition.

(13)   Stock Option Plans

(a)   1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the Stock Purchase Plan) was adopted by NaviSite's board of directors and stockholders in October 1999. The Stock Purchase Plan provides for the issuance of a maximum of 16,666 shares of our common stock. The Plan allows participants to purchase shares at 85% of the closing price of common stock on the first business day of the Plan period or the last business day of the Plan period, whichever closing price is less. During fiscal year 2002, no additional shares were issued under this plan.

During fiscal year 2003, no additional shares were issued under this plan. We issued a total of 16,657 shares since the plan's inception.

(b)   Deferred Compensation Plan

A Deferred Compensation Plan (the Deferred Compensation Plan) was adopted by NaviSite's board of directors in October 1999. Under the terms of the Deferred Compensation Plan, our employees who are selected by the board of directors (as well as certain of our employees who previously participated in a deferred compensation plan sponsored by CMGI) will be able to elect to defer a portion of their compensation for the following calendar year. We also may make discretionary contributions to a participant's account, to which the participant generally will become entitled after five years of service with us. Effective December 18, 2001, the plan was terminated. During 2001 and through the termination date in 2002, we did not make any discretionary contributions to the plan.

(c)   1999 Director Stock Option Plan

In October 1999, NaviSite ceased issuing options under the 1998 Director Plan and the board of directors and the stockholders approved and adopted the 1999 Stock Option Plan for Non-employee Directors (the 1999 Director Plan). A total of 33,333 shares of Common Stock are reserved for issuance under the 1999 Director Plan. Directors who are not NaviSite employees or otherwise affiliates, employees or designees of an institutional or corporate investor that owns more than 5% of outstanding Common Stock will be eligible to receive non-statutory stock options under the 1999 Director Plan. On March 5, 2002, the 1999 Director Plan was amended to increase the initial options granted to each eligible director to 3,333 shares from the original 1,667 shares and to increase the subsequent annual grants to directors to 667 shares from the original 417 shares.

The board of directors has discretion to increase to up to 6,667 shares the number of shares of Common Stock subject to any initial option or additional option covering any vesting period of up to 48 months that may be granted to an eligible director after the date of the increase.

During fiscal year 2003 no options were granted and there were no outstanding options under this plan. Upon the approval of the 2003 Plan by NaviSite's stockholders, no further option grants shall be made under the 1999 Director Plan.

(d)   1998 Director Stock Option Plan

In December 1998, NaviSite's board of directors and stockholders approved the 1998 Director Stock Option Plan (the 1998 Director Plan). In October 1999, we ceased issuing options under the 1998 Director Plan. Upon the adoption of the 1999 Director Plan, each NaviSite director (who is not also an employee of NaviSite, any subsidiary of NaviSite or of CMGI) was entitled to receive, upon the date of his or her election, a non-statutory option to purchase Common Stock as defined. A maximum number of 16,666 shares of Common Stock were authorized for issuance under the 1998 Director Plan. Each automatic grant had an exercise price equal to the current fair market value of the Common Stock at the time of grant and a maximum term of ten years, subject to earlier termination following the optionee's cessation of service on the board of directors.

During fiscal 2003, no options were granted and no options were outstanding under the 1998 Director Plan.

(e) NaviSite 2000 Stock Option Plan

In November 2000, NaviSite's board of directors approved the 2000 Stock Option Plan (the Plan). Under the Plan, nonqualified stock options or incentive stock options may be granted to NaviSite's employees, other than those who are also officers or directors, and our consultants and advisors, as defined, up to a maximum number of shares of Common Stock not to exceed 66,666 shares. The board of directors administers this plan, selects the individuals who are eligible to be granted options under the Plan and determines the number of shares and exercise price of each option. Options granted under the Plan have a five-year maximum term and typically vest over a one-year period. Upon the approval of the 2003 Plan by NaviSite's stockholders, no further option grants shall be made under the Plan. The following table reflects activity of stock options under our Plan for the year ended July 31, 2003:

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding beginning of year	16,266	$128.44	32,157	$128.44	—	$ —
Granted	—	—	—	—	53,037	128.44
Exercised	—	—	—	—	—	—
Cancelled	(11,394)	128.44	(15,891)	128.44	(20,880)	128.44
Options outstanding, end of year	4,872	$128.44	16,266	$128.44	32,157	$128.44
Options exercisable, end of year	4,872		16,266		—	
Options available for grant, end of year	61,794		50,400		34,509	

(f) NaviSite 1998 Equity Incentive Plan

In December 1998, NaviSite's board of directors and stockholders approved the 1998 Equity Incentive Plan, as amended (the 1998 Plan). The 1998 Plan replaced NaviSite Internet Services Corporation's 1997 Equity Incentive Plan (the 1997 Plan). All options outstanding under the 1997 Plan were cancelled and replaced with an equivalent amount of options issued in accordance with the 1998 Plan. Under the original 1998 Plan, nonqualified stock options or incentive stock options may be granted to NaviSite's or its affiliates' employees, directors, and consultants, as defined, up to a maximum number of shares of Common Stock not to exceed 333,333 shares. In August 1999, the board of directors approved an increase in the number of shares authorized under the 1998 Plan to 741,628. In December 2000, the board of directors approved an additional increase in the number of shares authorized under the 1998 Plan to 1,000,000 shares. The board of directors administers this plan, selects the individuals who are eligible to be granted options under the 1998 Plan and determines the number of shares and exercise price of each option. The chief executive officer, upon authority granted by the board of directors, is authorized to approve the grant of options to purchase Common Stock under the 1998 Plan to certain persons. Options are granted at fair market value. Options granted under the 1998 Plan have a five-year maximum term and typically vest over a four year period, with 25% of options granted becoming exercisable one year from the date of grant and the remaining 75% vesting monthly for the next thirty-six (36) months. Upon the approval of the 2003 Plan by NaviSite's stockholders, no further option grants shall be made under the 1998 Plan. The following table reflects activity and historical exercise prices of stock options under our 1998 Plan for the three years ended July 31, 2003.

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding beginning of year	452,801	$149.40	522,560	$276.00	534,262	$416.85
Granted	128,164	2.57	268,397	4.65	427,638	100.20
Exercised	(1,905)	1.18	(34,901)	1.05	(35,153)	9.00
Cancelled	(313,091)	160.79	(303,255)	256.35	(404,187)	297.60
Options outstanding, end of year	265,969	$ 66.14	452,801	$149.40	522,560	$276.00
Options exercisable, end of year	175,555	$ 84.18	131,156	$294.60	198,472	$266.85
Options available for grant, end of year	571,661		386,606		351,781	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ .01 – $ 2.40	6,413	1.12	$ 0.90	5,214	$ 0.58
2.41 – 2.55	120,000	9.94	2.55	60,000	2.55
2.56 – 3.90	42,511	3.64	3.90	22,771	3.90
3.91 – 9.60	37,157	3.30	4.87	36,948	4.86
9.61 – 27.75	29,153	22.39	2.68	24,610	23.32
27.76 – 73.13	5,042	2.04	51.16	3,839	51.52
73.14 – 182.82	7,160	1.31	113.02	6,537	110.86
182.83 – 671.25	7,054	1.82	620.52	5,504	618.92
671.26 up	11,479	1.53	943.99	10,132	932.79
	265,969			175,555	

(g) NaviSite 2003 Stock Option Plan

On July 10, 2003, the 2003 Stock Incentive Plan (the "2003 Plan") was approved by the Board of Directors. The 2003 Plan has not yet been approved by NaviSite's Stockholders. The 2003 Plan provides that stock options or restricted stock awards may be granted to employees, officers, directors, consultants, and advisors or NaviSite (or any present or future parent or subsidiary corporations and any other business venture (including, without limitation, joint venture or limited liability company) in which NaviSite has a controlling interest, as determined by the Board of Directors of NaviSite) The board of directors has authorized 2,600,000 shares of common stock for issuance under the 2003 Plan.

The 2003 Plan is administered by the Board of Directors of NaviSite or any committee to which the Board delegates its powers under the 2003 Plan. Subject to the provisions of the 2003 Plan, the Board of Directors will determine the terms of each award, including the number of shares of common stock subject to the award and the exercise thereof.

The Board of Directors may, in its sole discretion, amend, modify or terminate any award granted or made under the 2003 Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Board of Directors may also provide that any stock option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2003 Plan shall be free of some or all restrictions.

As of July 31, 2003, stock options to purchase 2,272,000 shares of common stock at an average exercise price of $2.55 per share were outstanding under the 2003 Plan. During fiscal year 2003, no options were exercised or cancelled. The options do not become exercisable until the stockholders of the Company have duly approved the plan. Once approved, the options will become exercisable as to 25% of the original number of shares on grant date and thereafter in equal amounts monthly over the three year period commencing on the grant date.

(h) CMGI 1986 Stock Option Plan

Certain NaviSite employees have been granted options for the purchase of CMGI Common Stock under the CMGI 1986 Stock Option Plan (the 1986 Plan). Options under the 1986 Plan are granted at fair market value on the date of grant and are generally exercisable in equal cumulative installments over a four-to-ten year period beginning one year after the date of grant. Outstanding options under the 1986 Plan expire through 2007. Under the 1986 Plan, nonqualified stock options or incentive stock options may be granted to CMGI's or its subsidiaries' employees, as defined. The board of directors of CMGI administers this plan, selects the individuals to whom options will be granted and determines the number of shares and exercise price of each option.

The following table reflects activity and historical exercise prices of stock options granted to NaviSite employees under the 1986 Plan for the three years ended July 31, 2003. Options held by employees who transferred to NaviSite from CMGI or CMGI subsidiaries kept their CMGI options and during fiscal year 2003, 2002 and 2001 are shown as transfers into the 1986 plan. Employees that transferred to CMGI from an affiliate could not keep their affiliate options.

On September 11, 2002 each of CMGI and Hewlett-Packard Financial Services Company (HPFS) sold and transferred to ClearBlue Technologies, Inc. (ClearBlue), a privately-held managed service provider based in San Francisco, California equity and debt interests. Due to this transaction, NaviSite employees had 30 days from September 11, 2002 to exercise vested CMGI options. There were no options exercised and subsequently all outstanding options were cancelled.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options granted NaviSite employees under the 1986 Plan outstanding at July 31, 2003:

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding beginning of year	106,582	$8.76	349,562	$26.10	510,923	$27.85
Granted	—	—	—	—	—	—
Transfers	—	—	(2,834)	20.26	14,615	24.40
Exercised	—	—	—	—	(48,803)	4.72
Cancelled	(106,582)	8.76	(240,146)	32.44	(127,173)	44.60
Options outstanding, end of year	—	$ —	106,582	$ 8.76	349,562	$26.10
Options exercisable, end of year	—		97,486	$ 7.86	261,090	$31.39

(i) Other Stock Option Grants

At July 31, 2003, we had 2,665 outstanding stock options issued outside of existing plans to certain directors at an average exercise price of $135.56. These stock options were fully vested on the grant date and have a contractual life of 10 years.

(j) Other Disclosure

SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, we have elected to continue to apply APB No. 25 to account for the stock-based compensation plans in which NaviSite's employees participate.

(14) Related Party Transactions

For the period August 1, 2002 through September 11, 2002, we classified revenue from CMGI and CMGI affiliates as revenue from related parties. For the period September 12, 2002 through July 31, 2003, we classified revenue from CMGI and CMGI affiliates as third-party revenue.

The consolidated financial statements include certain allocations from CMGI for certain general and administrative expenses, such as rent, legal services, insurance, and employee benefits. Allocations are based primarily on headcount. Management believes that the method used to allocate the costs and expenses is reasonable; however, such allocated amounts may or may not necessarily be indicative of what actual expenses would have been incurred had we operated independently of CMGI. As a result of CMGI's sale of its debt and equity interests in us, the agreement between NaviSite and CMGI whereby CMGI provided certain services for us automatically terminated. CMGI continued to provide certain services to us pursuant to a Transition Services Agreement we entered into with CMGI on November 25, 2002, as we transitioned to services agreements with ClearBlue and to other third-party suppliers. This transition agreement concluded during the second quarter of fiscal year 2003 and we have completely severed our administrative ties with CMGI; however, CMGI remains a third-party customer. During the second quarter of fiscal year 2003, we contracted with ClearBlue and third-party suppliers for these services. We currently rent administrative facilities from CMGI at 800 Federal Street, Andover, Massachusetts.

On December 31, 2002, CBTM was required to pay a $6.1 million liability owed to the AppliedTheory Estate as a result of CBTM's acquisition of AppliedTheory. In order to fund the $6.1 million payment, CBTM entered into a $6.0 million line of credit with Unicorn Worldwide Holding Limited (Unicorn), a related party to NaviSite and CBTM. CBTM drew down $4.6 million and together with cash on hand at December 31, 2002, paid the $6.1 million liability due to the AppliedTheory Estate. In January 2003, CBTM paid $2.6 million of the $4.6 million due to Unicorn, leaving a liability to Unicorn of $2.0 million at January 31, 2003. In January 2003, we entered into a Loan and Security Agreement with Atlantic and in February 2003, drew down on this facility to pay off the remaining $2.0 million due Unicorn by CBTM. CBTM has a long-term liability of $6.0 million (Estate Liability) due to the AppliedTheory Estate in June 10, 2006. The Estate Liability bears interest at 8% per annum, which is due and payable at the termination date of the Estate Liability.

Beginning January 1, 2003, we entered into an Outsourcing Agreement with ClearBlue whereby we provided certain management services as well as manage the day-to-day operations of ClearBlue's data centers. We charge ClearBlue actual costs incurred plus a 5% mark-up on labor costs only. In fiscal year 2003, we charged ClearBlue approximately $270,000 under this agreement. This amount is included in other income in the Consolidated Statement of Operations. In connection with the Outsourcing Agreement, we entered into two loan arrangements, one whereby we will loan amounts to ClearBlue for working capital needs (NaviSite Loan) and one whereby ClearBlue will loan amounts to NaviSite for working capital needs (ClearBlue Loan). The two loans may be drawn down upon, at the sole discretion of the lender, up to a maximum aggregate amount of $2.0 million per note. ClearBlue owed us approximately $1.9 million at April 30, 2003 under the NaviSite Loan. In addition to the amount due under the NaviSite loan, ClearBlue owed certain amounts to CBTM at the time of CBTM's sale to NaviSite. On June 2, 2003, we amended the NaviSite Loan to increase the borrowing facility, on a temporary basis, to $2.3 million and loaned an additional $200,000 to ClearBlue. The additional $200,000 funding to ClearBlue was repaid to us on June 6, 2003. On June 16, 2003, we used $3.9 million of the amounts due to us by ClearBlue to pay down a portion of our $45.0 million outstanding on the New Note.

On January 29, 2003, we entered into a $10 million Loan and Security Agreement (Atlantic Loan) with Atlantic, a related party. The Atlantic Loan has a termination date of February 1, 2004 and bears an interest rate of 8% per annum. Interest is payable upon demand or, at Atlantic's option, interest may be added to the outstanding balance due to Atlantic by NaviSite. Atlantic may make demand for payment of amounts in excess of the minimum Atlantic Loan amount of $2.0 million (Minimum Loan Amount), with 60 days notice, but not such that the payment would be required before February 1, 2003. Atlantic can demand payment of the Minimum Loan Amount with 90 days notice, but not such that payment would be required before August 1, 2003. Under the Atlantic Loan agreement, we can require Atlantic to loan us (1) up to $2.0 million to repay an amount due from CBTM to Unicorn, a related party to NaviSite and Atlantic; (2) $1.0 million for costs associated with our acquisition of Avasta; and (3) up to $500,000 for the post-acquisition working capital needs of Avasta Atlantic, at its sole and absolute discretion, may advance other amounts to us such that the aggregate amount borrowed by NaviSite does not exceed the maximum loan amount, defined as the lesser of $10.0 million or 65% of our consolidated accounts receivables. At July 31, 2003, we had $3.0 million outstanding under the Atlantic Loan and had approximately $500,000 available to us. This amount is shown as Due to Affiliate on our Consolidated Balance Sheet. The Atlantic Loan is secured by all of our receivables. On May 30, 2003 we repaid $2.0 million of the approximate $3.0 million outstanding under the Atlantic Loan and on June 11, 2003, we borrowed $2.0 million under the Atlantic Loan.

(15)   Selected Quarterly Financial Data (Unaudited)

Financial information for interim periods was as follows:

	Fiscal Year Ended July 31, 2003			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$ 15,871	$ 18,761	$ 19,620	$ 22,341
Gross profit	(624)	1,747	2,308	2,381
Net loss	(10,005)	(20,231)	(11,304)	(32,085)
Net loss per share	$ (1.60)	$ (2.07)	$ (0.88)	$ (1.80)

	Fiscal Year Ended July 31, 2002			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$ 19,279	$ 15,674	$14,717	$ 9,751
Gross profit	(29,457)	(11,859)	4,552	(39,132)
Net loss	(44,340)	(26,779)	(2,044)	(48,530)
Net loss per share	$ (10.72)	$ (4.70)	$ (0.35)	$ (7.97)

(a) Net loss per common share is computed independently for each of the quarters based on the weighted average number of shares outstanding during the quarter. Therefore, the aggregate per share amount for the quarters may not equal the amount calculated for the full year.

(16)   Subsequent Events

On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of ClearBlue Technologies, Inc. pursuant to a Stock and Asset Acquisition Agreement (the ''CBT Agreement''). Pursuant to the CBT Agreement, we acquired all outstanding shares of six (6) wholly-owned subsidiaries of ClearBlue Technologies, Inc. with data centers located in Chicago, Las Vegas, Los Angeles, Milwaukee, Oakbrook and Vienna.

In addition, we exercised effective control over and assumed the revenue and expenses, as of the date of the CBT Agreement, of four (4) additional wholly-owned subsidiaries of ClearBlue Technologies, Inc. with data centers located in Dallas, New York, San Francisco and Santa Clara. Ownership of these subsidiaries will automatically be transferred, under certain conditions, to us for no additional consideration in February 2004.

In exchange for these subsidiaries and certain assets and contracts relating to them, we: (i) issued 1.1 million shares of our common stock, to ClearBlue Technologies, Inc.; (ii) released ClearBlue Technologies, Inc. from certain inter-company advances in an amount up to $300,000; (iii) assumed all of ClearBlue Technologies, Inc.'s obligations under certain assets and contracts relating to the these subsidiaries; and (iv) released ClearBlue Technologies, Inc. from certain payment obligations owed to us pursuant to the Outsourcing Agreement in an amount not to exceed $263,000. The financial statement impacts have been reflected in these restated financial statements to account for this business combination of entities under common control in a manner similar to a pooling-of-interest.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

Under date of October 21, 2003, we reported on the consolidated balance sheets of NaviSite, Inc. as of July 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the fiscal years in the three-year period ended July 31, 2003, which are included in this Form S-2. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of Valuation and Qualifying Accounts in this Form S-2. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The audit report on the consolidated financial statements of NaviSite, Inc. referred to above contains an explanatory paragraph that states that the Company's recurring losses since inception and accumulated deficit, as well as other factors, raise substantial doubt about the entity's ability to continue as a going concern. The financial statement schedule does not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts
October 21, 2003

NAVISITE, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Years Ended July 31, 2003, 2002, and 2001				
	Balance at beginning of year	Additions charged to expense	Other(1)	Deductions from reserve	Balance at end of year
			(In thousands)		
Year ended July 31, 2001:					
Allowance for doubtful accounts	$1,219	$11,948	$ —	$(6,308)	$6,859
Year ended July 31, 2002:					
Allowance for doubtful accounts	$6,859	$ 3,490	$ —	$(9,732)	$ 617
Year ended July 31, 2003:					
Allowance for doubtful accounts	$ 617	$ 1,778	$3,119	$(3,484)	$2,030

(1) Represents allowance for doubtful accounts of CBTM (acquired in fiscal year 2003) and CBT (acquired in fiscal year 2004) which were accounted for in a manner similar to a pooling-of-interest due to common control ownership.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31, 2003	July 31, 2003
	(Unaudited) (In thousands, except par value)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,898	$ 3,862
Accounts receivable, less allowance for doubtful accounts of $1,847 and $2,030 at October 31, 2003 and July 31, 2003, respectively	17,218	14,741
Due from related parties	125	—
Prepaid expenses and other current assets	4,674	4,011
Total current assets	24,915	22,614
Property and equipment, net	20,039	22,165
Customer lists, less amortization of $4,571 and $3,724 at October 31, 2003 and July 31, 2003, respectively	11,181	12,052
Goodwill	3,206	3,206
Other assets	6,069	6,280
Restricted cash	2,182	3,054
Total assets	$ 67,592	$ 69,371
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts receivable financing line	$ 9,269	$ 6,358
Current notes payable	1,181	1,211
Capital lease obligations, current portion	2,927	3,268
Current note payable to related party	3,000	3,000
Accounts payable	4,122	4,371
Accrued expenses	16,316	17,580
Deferred revenue	2,722	2,993
Customer deposits	129	134
Total current liabilities	39,666	38,915
Capital lease obligations, less current portion	1,541	1,907
Accrued lease abandonment costs, less current portion	3,933	3,476
Note to the AppliedTheory estate	6,000	6,000
Other long-term liabilities	2,111	2,194
Total liabilities	53,251	52,492
Commitments and contingencies (note 10)		
Stockholders' equity:		
Preferred Stock, $0.01 par value. Authorized 5,000 shares; no shares issued or outstanding at October 31, 2003 and July 31, 2003	—	—
Accumulated other comprehensive income (loss)	15	(16)
Common Stock, $0.01 par value. Authorized 395,000 shares; issued and outstanding 24,691 and 23,412 at October 31, 2003 and July 31, 2003	248	235
Additional paid-in capital	435,934	432,399
Accumulated deficit	(421,856)	(415,739)
Total stockholders' equity	14,341	16,879
Total liabilities and stockholders' equity	$ 67,592	$ 69,371

See accompanying notes to interim consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended October 31,	
	2003	2002
	(Unaudited) (In thousands, except per share data)	
Revenue:		
Revenue	$23,473	$ 14,561
Revenue, related parties	—	1,310
Total revenue	23,473	15,871
Cost of revenue	17,924	16,495
Impairment, restructuring and other	633	—
Total cost of revenue	18,557	16,495
Gross profit, (loss)	4,916	(624)
Operating expenses:		
Product development	348	382
Selling and marketing	1,972	1,287
General and administrative	4,958	3,677
Impairment, restructuring and other	456	147
Total operating expenses	7,734	5,493
Loss from operations	(2,818)	(6,117)
Other income (expense):		
Interest income	64	305
Interest expense	(609)	(3,940)
Other income (expense), net	10	(253)
Net loss	$ (3,353)	$(10,005)
Basic and diluted net loss per common share	$ (0.14)	$ (1.60)
Basic and diluted weighted average number of common shares outstanding	24,506	6,270

See accompanying notes to interim consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended October 31,	
	2003	2002
	(Unaudited) (In thousands)	
Cash flows from operating activities:		
Net loss	$(3,353)	$(10,005)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation and amortization	3,484	3,350
Amortization of beneficial conversion feature to interest expense	—	1,773
Interest on debt paid in stock	—	276
Other non-cash interest expense	260	—
Impairment and restructuring	1,088	147
Loss on disposal of assets	—	19
Provision for doubtful accounts	(183)	141
Changes in operating assets and liabilities, net of impact of acquisitions:		
Accounts receivable	(2,294)	(516)
Due from related parties	(125)	1,479
Prepaid expenses and other current assets, net	(663)	51
Other long-term liabilities	(83)	103
Long-term assets	516	—
Accounts payable	(248)	(256)
Other assets	—	35
Customer deposits	(5)	31
Accrued expenses and deferred revenue	(1,613)	(294)
Net cash used for operating activities	(3,219)	(3,666)
Cash flows from investing activities:		
Purchase of property and equipment, net	(486)	(196)
Purchase of debt securities	—	(1,963)
Proceeds from the sale of equipment	—	307
Restricted cash	872	(32)
Net cash provided by (used for) investing activities	386	(1,884)
Cash flows from financing activities:		
Proceeds from issuance of common stock	—	1,990
Repayment of note payable	—	(4,631)
Net borrowings under accounts receivable line	2,606	—
Payments under note to affiliates	(30)	—
Payment of capital lease obligations	(707)	(475)
Net cash provided by (used for) financing activities	1,869	(3,116)
Net decrease in cash	(964)	(8,666)
Cash and cash equivalents, beginning of quarter	3,862	22,379
Cash and cash equivalents, end of quarter	$ 2,898	$ 13,713
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 273	$ 1,473

See accompanying notes to interim consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2003 and 2002, and July 31, 2003
(Unaudited)

1. Description of Business

NaviSite, Inc. provides outsourced hosting and managed application services for middle-market organizations, which include mid-sized companies, enterprises, divisions of large multi-national companies, government agencies. Substantially all revenues are generated from customers in the United States.

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying interim consolidated financial statements have been prepared by NaviSite, Inc. (NaviSite, we, us or our) in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. It is suggested that the interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and the accompanying notes included in this prospectus.

The information furnished reflects all adjustments, which, in the opinion of management, are of a normal recurring nature and are considered necessary for a fair presentation of results for the interim periods. Such adjustments consist only of normal recurring items. It should be noted that results for interim periods are not necessarily indicative of the results expected for the full year or any future period.

The preparation of these interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

One-for-fifteen Reverse Stock Split

On December 12, 2002, our board of directors, pursuant to authority previously granted by our stockholders at the annual meeting on December 19, 2001, approved a reverse stock split of our common stock at a ratio of one-for-fifteen (1:15) effective January 7, 2003. All per-share amounts and number of shares outstanding have been restated to give effect to the reverse stock split.

Impact of Acquisitions

On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of ClearBlue Technologies, Inc. (CBT) pursuant to a Stock and Asset Acquisition Agreement (the CBT Agreement). We acquired all outstanding shares of six (6) wholly-owned subsidiaries of CBT with data centers located in Chicago, Las Vegas, Los Angeles, Milwaukee, Oakbrook and Vienna. In addition, we assumed the revenue and expense, as of the date of acquisition, of four (4) additional wholly-owned subsidiaries of CBT with data centers located in Dallas, New York, San Francisco and Santa Clara. Ownership of these subsidiaries will automatically be transferred, under certain conditions, to NaviSite for no additional consideration in February 2004. The operational results of these four subsidiaries have been included herein since NaviSite exercised effective control over these subsidiaries as of August 8, 2003.

As Atlantic Investors, LLC had a controlling interest in both NaviSite and CBT at the time of the combination, the transaction was accounted for as a combination of entities under common control (i.e., ''as if pooling'') whereby the assets and liabilities of CBT and NaviSite were combined at their historical amounts. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the financial results back to the date on which CBT acquired the controlling interest in the Company (September 11, 2002) after the elimination of intercompany balances as identified in our 8K/A filing on October 22, 2003. CBT's balance sheet has been included in the Consolidated Balance Sheet of NaviSite at October 31, 2003 and July 31, 2003, and CBT's results of operations and cash flows for the three months ended October 31, 2003 have been included in the Consolidated Statement of Operations and Consolidated Statement of Cash Flows of NaviSite for the three month period ended October 31, 2003 and CBT's results of operations for the two month period ended October 31, 2002 have been included in our Consolidated Statements of Operations for the three month period ended October 31, 2002. See Note 6 for further discussion of our fiscal year 2003 and 2004 acquisitions.

(b)   Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NaviSite and our wholly-owned subsidiaries, ClickHear, Inc., NaviSite Acquisition Corp., ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., ClearBlue Technologies/ Chicago-Wells, Inc., ClearBlue Technologies/ Las Vegas, Inc., ClearBlue Technologies/ Los Angeles, Inc., ClearBlue Technologies/ Milwaukee, Inc., ClearBlue Technologies/ Oakbrook, Inc., and ClearBlue Technologies/ Vienna, Inc. after elimination of all significant intercompany balances and transactions.

(c)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the useful lives of fixed assets and intangible assets, recoverability of long-lived assets and the collectibility of receivables.

(d)   Cash and Cash Equivalents

Cash equivalents consist of a money market fund, which invests in high quality short-term debt obligations, including commercial paper, asset-backed commercial paper, corporate bonds, U.S. government agency obligations, taxable municipal securities, and repurchase agreements.

(e)   Revenue Recognition

Revenue consists of monthly fees for Web site and Internet application management, application rentals, hosting, co-location, and professional services. Revenue (other than installation fees) is generally billed and recognized over the term of the contract, generally one to three years, based on actual usage. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services is recognized on a time-and-material basis as the services are performed or under the percentage of completion method for revenue relating to fixed-price contracts. We generally sell our professional services under contracts with terms ranging from one to five years. Revenue and profits on long-term Internet solutions contracts, which represent approximately 2% of total revenues for the three-month period ended October 31, 2003, performed over extended periods are principally recognized under the percentage-of-completion method of accounting with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

(f) Concentrations of Credit Risk

Our financial instruments include cash, accounts receivable, obligations under capital leases, software agreements, accounts payable, and accrued expenses. As of October 31, 2003, the carrying cost of these instruments approximated their fair value. Financial instruments that potentially subject us to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers across many industries that comprise our customer base. One third-party customer accounted for 15% and 23% of our total revenues for the three-month period ended October 31, 2003 and October 31, 2002, respectively. Accounts receivable at October 31, 2003 include approximately $2.4 million due from this third-party customer.

(g) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity from foreign currency translation adjustments.

(h) Goodwill and Intangible Assets

At October 31, 2003 and July 31, 2003, our intangible assets consisted of customer lists resulting from our acquisition of CBTM, and the acquisitions of the certain assets and liabilities of Interliant and CBT. Our intangible assets were recorded at a gross carrying value of $15.8 million, less accumulated amortization of $4.6 million and $3.7 million at October 31, 2003 and July 31, 2003, respectively. Amortization expense related to our customer lists of $0.8 million for the three-month period ended October 31, 2003 was recorded as a component of our cost of revenue. Goodwill, resulting from our acquisition of CBTM, is recorded at its gross carrying value of $3.2 million. The Company performs its annual impairment analysis in its fiscal fourth quarter.

(i) Accounting for Impairment of Long-Lived Assets

We assess the need to record impairment losses on long-lived assets used in operations when indicators of impairment are present. On an ongoing basis, management reviews the value and period of amortization or depreciation of long-lived assets. During this review, the significant assumptions used in determining the original cost of long-lived assets are reevaluated. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows, and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets by comparing future undiscounted cash flows to the asset's carrying value. If the estimated future undiscounted cash flows are less than the carrying value of the asset, a loss is recorded based on the excess of the asset's carrying value over fair value.

(j) Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)   Net Loss Per Common Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period using the as-if-converted method for convertible notes payable or the treasury stock method for options, unless such amounts are anti-dilutive.

For the three months ended October 31, 2003 and 2002, net loss per basic and diluted share is based on weighted average common shares and excludes any common stock equivalents, as they would be anti-dilutive due to the reported loss. For the three months ended October 31, 2003 and 2002, 40,200 and 4,168, respectively, of dilutive shares related to employee stock options were excluded as they had an anti-dilutive effect due to the net loss. (see note 11)

(l)   Stock-Based Compensation

We account for our stock option plans under the recognition and measurement principles of APB Opinion No. 25, ''Accounting for Stock Issued to Employees, and Related Interpretations.'' No stock-based compensation cost is reflected in net income (loss) for these plans, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, to stock based compensation:

	For the Three Months Ended October 31,	
	2003	2002
	(In thousands, except per share data)	
Net loss, as reported	$(3,353)	$(10,005)
Add: stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$ (921)	$ (3,316)*
Net loss, as adjusted	$(4,274)	$(13,321)
Loss per share:		
Basic and diluted — as reported	$ (0.14)	$ (1.60)
Basic and diluted — as adjusted	$ (0.17)	$ (2.12)

* Includes $13,259 related to CMGI Options. After the change of control on September 11, 2002, all outstanding CMGI options issued to NaviSite employees were canceled.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Three Months Ended October 31,	
	2003	2002
NaviSite:		
Risk-free interest rate	2.26%	2.25%
Expected dividend yield	0.00%	0.00%
Expected volatility	172.56%	171.47%
Expected life (years)	3.02	3.02
Weighted average fair value of options granted during the period	$ 3.53	$ 2.36

(m) Segment Reporting

We currently operate in one segment, outsourced hosting and managed application services.

(n) New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, ''Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity'', which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003 the FASB deferred the classification and measurement provisions of SFAS No. 150 as they apply to certain mandatory redeemable non-controlling interests. This deferral is expected to remain in effect while these provisions are further evaluated by the FASB. The Company has not entered into or modified any financial instruments covered by this statement after May 31, 2003 and the application of this standard is not expected to have a material impact on the Company's financial position or results of operations.

(o) Reclassifications

Certain fiscal year 2003 balances have been reclassified to conform with the fiscal year 2004 financial statement presentation.

(p) Foreign Currency

The functional currencies of our wholly-owned subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during corresponding period for revenues, cost of revenues and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders' equity (accumulated other comprehensive income (loss)).

3. Liquidity

Our cash and cash equivalents decreased to approximately $2.9 million at October 31, 2003 from approximately $3.9 million at July 31, 2003. Net cash used in operating activities was approximately

$3.2 million for the period ended October 31, 2003, resulting primarily from net losses, increases in accounts receivable, decreases in accrued expenses and deferred revenue partially offset by depreciation, amortization and non-cash impairment charges. Net cash provided by investing activities was approximately $0.4 million for the period ended October 31, 2003, resulting primarily from reductions of restricted cash offset by purchases of property and equipment. Net cash provided by financing activities was approximately $1.9 million for the period ended October 31, 2003, resulting primarily from borrowings from our accounts receivable financing line partially offset by repayment of capital lease obligations.

At October 31, 2003, we had a working capital deficit of $14.8 million, an accumulated deficit of $422.0 million, and have reported losses from operations since incorporation. We anticipate incurring additional losses throughout our current fiscal year. We have taken several actions we believe will allow us to continue as a going concern through July 31, 2004, including the closing and integration of strategic acquisitions, the change in our Board of Directors and senior management and bringing costs more in line with projected revenues. Based upon our cash flow estimates we believe that we will more than likely need to raise funds to meet our anticipated needs for working capital and capital expenditures for the remainder of fiscal year 2004. Our cash flow estimates are based upon attaining certain levels of sales, maintaining budgeted levels of operating expenses, collections of accounts receivable and maintaining our current borrowing line with Silicon Valley Bank among other assumptions, including the improvement in the overall macroeconomic environment. However there can be no assurance that we will be able to meet such assumptions. Our sales estimate includes revenue from new and existing customers which may not be realized and we may be required to further reduce expenses if budgeted sales are not attained. We may be unsuccessful in reducing expenses in proportion to any shortfall in projected sales and our estimate of collections of accounts receivable may be hindered by our customers' ability to pay.

We believe that we will more than likely need to raise funds through the issuance of equity or convertible debt securities, or through credit arrangements with financial institutions. If we are required to raise money in the future and we experience difficulty doing so, our business will be materially adversely affected. The accompanying consolidated financial statements have been prepared assuming NaviSite will continue as a going concern and, as such, do not include any adjustments that may result from the outcome of these uncertainties.

4. Intangible Assets

Intangible assets as of October 31, 2003 are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization
Customer Lists	$15,752	$4,571

Intangible asset amortization expense for the three-month period ended October 31, 2003 and 2002 aggregated $847 and $530, respectively. The amount reflected in the table below for fiscal year 2004 includes year-to-date amortization. Amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31, 2004	$3,338
2005	$3,060
2006	$2,737
2007	$1,787
2008	$1,027

5. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment at October 31, 2003 and July 31, 2003 are summarized as follows:

	October 31, 2003	July 31, 2003
	(In thousands)	
Office furniture and equipment	$ 2,614	$ 2,613
Computer equipment	28,694	28,368
Software licenses	9,343	9,308
Leasehold improvements	12,689	12,549
	53,340	52,838
Less accumulated depreciation and amortization	(33,301)	(30,673)
Property and equipment, net	$ 20,039	$ 22,165

6. Acquisitions

CBTM.   We acquired CBTM in December 2002 in a transaction accounted for as a combination of entities under common control (i.e., ''as if pooling''). In June 2002, prior to our acquisition of CBTM, CBTM acquired substantially all of the assets used or useful in the web hosting and Internet solutions business and assumed certain associated liabilities from the bankruptcy estate of AppliedTheory Corporation (AppliedTheory), which had filed for bankruptcy on April 17, 2002. On June 13, 2002, the acquisition of AppliedTheory by CBTM was consummated, effective June 6, 2002. The results of operations of AppliedTheory have been included in the financial statements of CBTM since June 6, 2002.

The aggregate purchase price paid by CBTM for the AppliedTheory assets, excluding assumed liabilities, was $16.0 million of which $3.9 million was paid in cash and $12.1 million was paid with the issuance of four notes payable to the AppliedTheory Estate: two unsecured promissory notes totaling $6.0 million, bearing interest at 8% per annum and due June 10, 2006, a secured promissory note totaling $700,000, bearing interest at 8% per annum and due December 10, 2002 and a $5.4 million secured promissory note, non-interest bearing, due December 10, 2002. The two notes due December 10, 2002 were paid in December 2002.

Of the $6.2 million in identifiable intangible assets, $5.8 million was assigned to customer lists which are being amortized over eight years, except for the New York State Department of Labor customer contract, which is being amortized over five years, and represented the remaining life on the contract. The remaining $440,000 of acquired intangible assets was allocated to proprietary software, which is being amortized over five years.

Avasta, Inc.   On February 5, 2003, we acquired Avasta, a provider of remote hosting and managed service operations, in an all-stock transaction valued at approximately $370,000. The acquisition was made to enhance our ability to be a full service provider of applications management services and technology to our customers. The purchase price consisted of 231,039 shares of common stock at a per share value of $1.60 (representing a five-day average of the market value of our common stock at the time of the acquisition). The purchase price of $442,000 consists of the issuance of common stock for approximately $370,000 and approximately $72,000 in acquisition costs. The Agreement and Plan of Merger provided that up to an additional 1,004,518 shares of common stock could be issued in the event certain revenue targets were achieved through June 2003. As a result of the earnout calculation, in September 2003 we issued 179,353 shares of our common stock at a per share value of $4.14 (representing the market value of our common stock the day preceding the issuance of the additional shares for the attainment of certain revenue targets). The negative goodwill of approximately $342,000 reduced the recorded basis of property and equipment. This acquisition was accounted for using the purchase method of accounting.

Conxion Corporation. On April 2, 2003, we completed the acquisition of Conxion, a provider of software distribution services and network/server security expertise for its customers, pursuant to an Agreement and Plan of Merger, dated as of March 26, 2003 (Conxion Agreement), by and between us, Union Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary and Conxion. Pursuant to the Conxion Agreement, the shareholders of Conxion received an aggregate of $1.9 million in cash. The acquisition was made to enhance our ability to be a full service provider of applications management services and technology to our customers. The source of funds used for the acquisition of Conxion was our cash on hand. The acquisition price was based on the parties' determination of the fair value of Conxion and the terms of the Conxion Agreement were derived from arms-length negotiation among the parties. The purchase price of $2.0 million consisted of the $1.9 million paid to the Conxion shareholders and approximately $106,000 in acquisition costs. The negative goodwill of approximately $2.5 million reduced the recorded basis of property and equipment. This acquisition was accounted for using the purchase method of accounting.

Interliant. On May 16, 2003, we completed the acquisition of substantially all of the assets relating to the managed infrastructure solutions business, encompassing messaging and collaboration, managed hosting, bundled-in managed security, and integrated and related professional services in the United States and in Europe of Interliant, Inc., a Delaware corporation, and several of its subsidiaries (Debtors) in the bankruptcy proceedings of the Debtors under Chapter 11 of Title 11 of the United States Bankruptcy Code pending in the Southern District of New York (White Plains), pursuant to an Asset Purchase Agreement, dated as of May 15, 2003 (the Agreement), by and between our subsidiary, Intrepid Acquisition Corp. and the Debtors, approved by order of the Bankruptcy Court on May 15, 2003. Pursuant to the Agreement, the aggregate purchase price for the Interliant assets was approximately $7.2 million after adjustments, based upon the Debtors' adjusted net worth, comprised of approximately $5.8 million in cash, $624,000 in the form of a credit of future distributions to be paid on the Interliant Notes, $550,000 in principal amount of a non-interest bearing, 180-day promissory note, secured by the Interliant Debt and approximately $200,000 in acquisition-related costs. On May 16, 2003, our subsidiary closed on the purchase of all of the Interliant Assets, other than the Debtors' accounts receivable. On June 6, 2003 our subsidiary closed on the purchase of the accounts receivable. The source of funds used for the initial closing was our cash on hand combined with the funds provided from and through financing of our accounts receivable with Silicon Valley Bank (SVB), as discussed below, cash acquired with the Interliant assets, and cash receipts from the purchased accounts receivable. The acquisition price was determined through arms-length negotiations and competitive bidding for the Interliant Assets at an auction conducted under the auspices of the Bankruptcy Court. Final purchase accounting may be adjusted pending resolution of a net worth calculation as defined in the asset purchase agreement, however we do not expect that this adjustment will be material. (see note 9)

ClearBlue Technologies. On August 8, 2003, we completed the acquisition (the ''CBT Acquisition'') of certain assets and the assumption of certain liabilities of CBT pursuant to a Stock and Asset Acquisition Agreement (the ''CBT Agreement''). Pursuant to the CBT Agreement, we acquired all outstanding shares of six (6) wholly-owned subsidiaries of CBT with data centers located in Chicago, Las Vegas, Los Angeles, Milwaukee, Oakbrook and Vienna. In addition, we assumed the revenue and expense, as of the date of the CBT Agreement, of four (4) additional wholly-owned subsidiaries of CBT with data centers located in Dallas, New York, San Francisco and Santa Clara. Ownership of these subsidiaries will automatically be transferred, under certain conditions, to us for no additional consideration in February 2004.

In exchange for these subsidiaries and certain assets and contracts relating to them, we: (i) issued 1.1 million shares of our common stock, to CBT; (ii) released CBT from certain inter-company advances in an amount up to $300,000; (iii) assumed all of CBT's obligations under certain assets and contracts relating to the these subsidiaries; and (iv) released CBT from certain payment obligations owed to us pursuant to the Outsourcing Agreement in an amount not to exceed $263,000.

As Atlantic Investors, LLC had a controlling interest in both NaviSite and CBT at the time of the combination, the transaction was accounted for as a combination of entities under common control (i.e., "as if pooling") whereby the assets and liabilities of CBT and NaviSite were combined at their historical amounts. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the financial results back to the date on which CBT acquired the controlling interest in the Company (September 11, 2002). CBT's balance sheet has been included in the Consolidated Balance Sheet of NaviSite at October 31, 2003 and July 31, 2003, and CBT's results of operations and cash flows for the three months ended October 31, 2003 have been included in the Consolidated Statement of Operations and Consolidated Statement of Cash Flows of NaviSite for the three month period ended October 31, 2003, and CBT's results of operations for the two month period ended October 31, 2002 have been included in our Consolidated Statement of Operations for the three month period ended October 31, 2002.

The following unaudited results of operations for the three-months ended October 31, 2003 and unaudited pro forma results for the three-month period ended October 31, 2002 give effect to our acquisition of CBTM and the CBT Acquisition, which were accounted for as "as if poolings" and to CBTM's acquisition of AppliedTheory assets as if the transactions had occurred at the beginning of fiscal year 2002. The pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisitions taken place at the beginning of the fiscal 2002 period and is not necessarily indicative of results that may be obtained in the future.

	For the Three Months Ended October 31,	
	Actual 2003	Pro Forma 2002
	(In thousands, except per share data)	
Revenue	$23,473	$ 32,714
Net loss	(3,353)	(15,450)
Pro forma net loss per share	$ (0.14)	$ (2.46)

7. Investment in Debt Securities

In a privately negotiated transaction with Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC pursuant to an Assignment Agreement dated October 11, 2002 and in a series of open market transactions from certain other third-party holders, we acquired an aggregate principal amount of approximately $36.3 million face value, 10% convertible senior notes (Interliant Notes) due in 2006 of Interliant, Inc. (Interliant) for a total consideration of approximately $2.0 million. Interliant is a provider of managed services, which filed a petition under Chapter 11 of the United States Bankruptcy

Code in the Southern District of New York on August 5, 2002, and we made this investment with the intention of participating in the reorganization/sale of Interliant.

On May 16, 2003 the Southern District of New York (White Plains) confirmed us as the successful bidder for the purchase of the Interliant assets. The final value we will receive for the Interliant Notes has not been determined, however, we estimate the value to approximate the $1.4 million carrying value, included in other assets on our Consolidated Balance Sheet. The Interliant Estate has filed a plan of liquidation with the bankruptcy court which is subject to creditor approval and resolution of contested claims.

8. Accrued Expenses

Accrued expenses consist of the following at October 31, 2003 and July 31, 2003, respectively.

	October 31, 2003	July 31, 2003
	(In thousands)	
Accrued payroll, benefits, commissions	$ 2,651	$ 3,088
Accrued accounts payable	3,671	3,694
Accrued interest	536	351
Due to the AppliedTheory Estate	1,461	1,461
Accrued contract termination fees	850	2,096
Accrued lease abandonment costs	2,785	2,536
Accrued taxes	933	708
Accrued other	3,429	3,646
Total accrued expenses	$16,316	$17,580

9. Debt

(a) Accounts Receivable Financing Agreement

On May 26, 2003, we entered into an Accounts Receivable Financing Agreement (Financing Agreement) with Silicon Valley Bank (SVB) whereby we can finance up to a maximum of $12.5 million of our eligible accounts receivables with an 80% advance rate. Under the Financing Agreement, we are required to repay advances upon the earlier of our receipt of payment on the financed accounts receivables from our customers, or the financed accounts receivable being aged greater than ninety days from date of service. The Financing Agreement has a one-year term and bears an annual interest rate of prime rate plus 4.0%, with a minimum $10,000 monthly finance charge. The Financing Agreement also contains certain affirmative and negative covenants and is secured by substantially all of our assets, tangible and intangible. As part of the Financing Agreement, on May 27, 2003 we issued to SVB warrants to purchase up to 165,000 shares of NaviSite common stock with an exercise price of $2.50, the closing price of our stock on the last business day before the issuance of the warrant. We fair valued the warrants at $370,000 using the Black-Scholes option-pricing model. The value of the warrants is being amortized into interest expense over the term of the Financing Agreement. At October 31, 2003, we had approximately $9.5 million outstanding under the Financing Agreement, which represented the maximum borrowings under the Financing Agreement at that time. The outstanding amount under the Financing Agreement is shown net of the unamortized amount of the warrants on our Consolidated Balance Sheets.

(b)   Note Payable to Atlantic Investors, LLC (Atlantic)

On January 29, 2003, we entered into a $10.0 million Loan and Security Agreement (Atlantic Loan) with Atlantic, a related party. The Atlantic Loan, as amended on January 16, 2004 has a termination date of the earlier of (i) August 1, 2004 and (ii) five business days after our receipt of gross proceeds from a financing or a sale of assets of at least $13 million, and bears an interest rate of 8% per annum. Interest is payable upon demand or, at Atlantic's option, interest may be added to the outstanding balance due to Atlantic by NaviSite. Atlantic may make demand for payment of amounts in excess of the minimum Atlantic Loan amount of $2.0 million (Minimum Loan Amount), with 60 days notice, but not such that the payment would be required before February 1, 2004. Atlantic can demand payment of the Minimum Loan Amount with 90 days notice, but not such that payment would be required before August 1, 2003. Under the Atlantic Loan agreement, we can require Atlantic to loan us (1) up to $2.0 million to repay an amount due from CBTM to Unicorn, a related party to NaviSite and Atlantic; (2) $1.0 million for costs associated with our acquisition of Avasta; and (3) up to $500,000 for the post-acquisition working capital needs of Avasta. Atlantic, at its sole and absolute discretion, may advance other amounts to us such that the aggregate amount borrowed by NaviSite does not exceed the maximum loan amount, defined as the lesser of $10.0 million or 65% of our consolidated accounts receivables. On May 30, 2003 we repaid $2.0 million of the approximate $3.0 million outstanding under the Atlantic Loan and on June 11, 2003, we borrowed $2.0 million under the Atlantic Loan. At October 31, 2003, we had $3.0 million outstanding under the Atlantic Loan. This amount is shown as Current Note Payable to Related Party on our Consolidated Balance Sheet. The Atlantic Loan is secured by all of our receivables.

(c)   Note Payable to the AppliedTheory Estate

As part of CBTM's acquisition of certain AppliedTheory assets, CBTM entered into a long-term liability of $6.0 million (Estate Liability) due to the AppliedTheory Estate in June 10, 2006. The Estate Liability bears interest at 8% per annum, which is due and payable annually. At October 31, 2003, we had approximately $200,000 in accrued interest related to this note.

(d)   Notes Payable to the Interliant Estate

As part of our acquisition of certain Interliant Assets, we entered into a promissory note with the Interliant Estate (Interliant Promissory Note) in the amount of $550,000, payable without interest on the earlier of (i) the 180th day following the Second Closing Date or (ii) the date Interliant estates make distributions to their general unsecured creditors. The Interliant Promissory Note is secured by the Interliant Notes. Pursuant to the terms of the Asset Purchase Agreement between Intrepid and Interliant, each party placed $300,000 in escrow as security for adjustments in the purchase price based upon changes in Interliant's net worth at the time of the closing. The parties have reached a verbal understanding, subject to final documentation, that will result in a $325,000 purchase price adjustment in favor of Intrepid. Intrepid's $550,000 promissory note in favor of Interliant will be satisfied out of the net worth adjustment and the remaining balance of $225,000 will be paid from funds Intrepid placed in escrow.

10.   Commitments and Contingencies

(a)   Leases

Abandoned Leased Facilities.   On January 31, 2003, we abandoned administrative space on the second floor of our 400 Minuteman Road, Andover, MA leased location. We continue to maintain and operate our Data Center on the first floor of the building. While we remain obligated under the terms of the lease for the rent and other costs associated with the second floor of the building, we ceased to use the space on January 31, 2003 and have no foreseeable plans to occupy the second floor in the future. Therefore, in accordance with SFAS 146, ''Accounting for Costs Associated with Exit or Disposal Activities,'' issued in July 2002, we recorded a charge to our earnings in fiscal year 2003 of approximately $5.4 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time the second floor of the building was expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease term, which is May 2011.

Near the end of our fiscal year 2002, we abandoned our sales office space in La Jolla, CA. At that time we were able to sublet the space to a third party. During the second quarter of fiscal year 2003, the sublease tenant stopped making payments under the sublease and has abandoned the space. The facility is currently empty and we remain obligated under the terms of the lease for the rent and other costs associated with the building. We have no foreseeable plans to occupy the space, therefore, under SFAS 146, we recorded a charge to our earnings of approximately $1.4 million during fiscal year 2003 to recognize the costs of exiting the building.

In October 2003, we abandoned administrative office space at 55 Francisco St. San Francisco, California and data center space and office space located at Westwood Center, Vienna, Virginia. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we have made the decision to cease using these spaces on October 31, 2003 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS 146, ''Accounting for Costs Associated with Exit or Disposal Activities,'' issued in July 2002, we recorded a charge to our current earnings in the first quarter of fiscal year 2004 of approximately $1.1 million to recognize the costs of exiting the space. The amount is included in the caption ''Impairment and restructuring'' in the accompanying Consolidated Statements of Operations. The liability is equal to the total amount of rent and other direct costs for the period of time space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expire in January 2006 and July 2005, respectively.

Details of activity in the lease exit accrual for the period ended October 31, 2003 were as follows:

	Balance at July 31, 2003	Expense	Payments	Balance at October 31, 2003
		(In thousands)		
400 Minuteman Lease abandonment costs	$3,340	$ —	$(350)	$2,990
La Jolla Lease abandonment costs	1,109	—	(56)	1,053
Chicago & Virginia Lease abandonment costs	1,399	10	—	1,409
Amsterdam Lease abandonment costs	164	2	—	166
Vienna Lease abandonment costs	—	644	—	644
55 Francisco Lease abandonment costs	—	456	—	456
	$6,012	$1,112	$(406)	$6,718

We are obligated under various capital and operating leases for facilities and equipment.

Minimum annual rental commitments under operating leases and other commitments are as follows as of October 31, 2003:

Description	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Short/long-term debt	$ 19,450	$13,450	$ 6,000	$ —	$ —
Interest on debt	1,613	653	960	—	—
Capital leases	4,468	2,927	1,541	—	—
Operating leases	1,034	834	200	—	—
Bandwidth commitments	5,329	2,661	2,026	642	—
Maintenance for hardware/software	1,188	1,188	—	—	—
Property leases	84,682	13,482	25,467	19,150	26,583
	$117,764	$35,195	$36,194	$19,792	$26,583

(b) Legal Matters

IPO Securities Litigation

On or about June 13, 2001, Stuart Werman and Lynn McFarlane filed a lawsuit against us, BancBoston Robertson Stephens, an underwriter of our initial public offering in October 1999, Joel B. Rosen, our then chief executive officer, and Kenneth W. Hale, our then chief financial officer. The suit was filed in the United States District Court for the Southern District of New York. The suit generally alleges that the defendants violated federal securities laws by not disclosing certain actions allegedly taken by Robertson Stephens in connection with our initial public offering. The suit alleges specifically that Robertson Stephens, in exchange for the allocation to its customers of shares of our common stock sold in our initial public offering, solicited and received from its customers' agreements to purchase additional shares of our common stock in the aftermarket at pre-determined prices. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. Three other substantially similar lawsuits were filed between June 15, 2001 and July 10, 2001 by Moses Mayer (filed June 15, 2001), Barry Feldman (filed June 19, 2001), and Binh Nguyen (filed July 10, 2001). Robert E. Eisenberg, our president at the time of the initial public offering in 1999, also was named as a defendant in the Nguyen lawsuit.

On or about June 21, 2001, David Federico filed in the United States District Court for the Southern District of New York a lawsuit against us, Mr. Rosen, Mr. Hale, Robertson Stephens and other underwriter defendants including J.P. Morgan Chase, First Albany Companies, Inc., Bank of America Securities, LLC, Bear Stearns & Co., Inc., B.T. Alex. Brown, Inc., Chase Securities, Inc., CIBC World Markets, Credit Suisse First Boston Corp., Dain Rauscher, Inc., Deutsche Bank Securities, Inc., The Goldman Sachs Group, Inc., J.P. Morgan & Co., J.P. Morgan Securities, Lehman Brothers, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., Morgan Stanley Dean Witter & Co., Robert Fleming, Inc. and Salomon Smith Barney, Inc. The suit generally alleges that the defendants violated the anti-trust laws and the federal securities laws by conspiring and agreeing to raise and increase the compensation received by the underwriter defendants by requiring those who received allocation of initial public offering stock to agree to purchase shares of manipulated securities in the after-market of the initial public offering at escalating price levels designed to inflate the price of the manipulated stock, thus artificially creating an appearance of demand and high prices for that stock, and initial public offering stock in general, leading to further stock offerings. The suit also alleges that the defendants arranged for the underwriter defendants to receive undisclosed and excessive brokerage commissions and that, as a consequence, the underwriter defendants successfully increased investor interest in the manipulated initial public offering of securities and increased the underwriter defendants' individual and collective underwritings, compensation, and revenues. The suit further alleges that the defendants violated the federal securities laws by issuing and selling securities pursuant to the initial public offering without disclosing to investors that the underwriter defendants in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and June 12, 2001.

Those five cases, along with lawsuits naming more than 300 other issuers and over 50 investment banks which have been sued in substantially similar lawsuits, have been assigned to the Honorable Shira A. Scheindlin (the ''Court'') for all pretrial purposes (the ''IPO Securities Litigation''). On September 6, 2001, the Court entered an order consolidating the five individual cases involving us and designating Werman v. NaviSite, Inc., et al., Civil Action No. 01-CV-5374 as the lead case. A consolidated, amended complaint was filed thereafter on April 19, 2002 (the ''Class Action Litigation'') on behalf of plaintiffs Arvid Brandstrom and Tony Tse against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany and against us and Messrs. Rosen, Hale and Eisenberg (collectively, the ''NaviSite Defendants''). Plaintiffs uniformly allege that all defendants, including the NaviSite Defendants, violated the federal securities laws (i.e., Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5) by issuing and selling our common stock pursuant to the October 22, 1999, initial public offering, without disclosing to investors that some of the underwriters of the offering, including the lead underwriters, had solicited and received extensive and undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation.

Between July and September 2002, the parties to the IPO Securities Litigation briefed motions to dismiss filed by the underwriter defendants and the issuer defendants, including NaviSite. On November 1, 2002, the Court held oral argument on the motions to dismiss. The plaintiffs have since agreed to dismiss the claims against Messrs. Rosen, Hale and Eisenberg without prejudice, in return for their agreement to toll any statute of limitations applicable to those claims. By stipulation entered by the Court on November 18, 2002, Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice from the Class Action Litigation. On February 19, 2003, an opinion and order was issued on defendants' motion to dismiss the IPO Securities Litigation, essentially denying the motions to dismiss of all 55 underwriter defendants and of 185 of the 301 issuer defendants.

We believe that the allegations against us are without merit and we intend to vigorously defend against the plaintiffs' claims. We are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our financial condition.

Goldman Sachs Payment Demand

In March 2001, we engaged Goldman Sachs & Co. to serve as our financial advisor in connection with the possible sale of all or a portion of NaviSite. On September 17, 2002, Goldman made a written demand for payment of a $3.0 million success fee in connection with the September 2002 acquisition by CBT of the stock and convertible debt of NaviSite from CMGI and Hewlett-Packard Financial Services Company. We have rejected Goldman's demands, as we believe they are without merit. No legal actions have been filed concerning the Goldman claim. As this matter is in the initial stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our financial condition.

Joseph Cloonan

On or about September 27, 2002, we received a demand for a wage payment of $850,000 from our former Procurement Director, Joseph Cloonan. We rejected the demand, alleging that Mr. Cloonan's claim is based, among other things, on a potentially fraudulent contract. Mr. Cloonan also claimed $40,300 for allegedly unpaid accrued vacation and bonuses and that he may be statutorily entitled to treble damages and legal fees. On October 11, 2002, NaviSite filed a civil complaint with the Massachusetts Superior Court, Essex County, seeking a declaratory judgment and asserting claims against Mr. Cloonan for civil fraud, misrepresentation, unjust enrichment and breach of duty of loyalty. Mr. Cloonan asserted counter claims against NaviSite seeking the payments set forth in his September 2002 demand. We believe Mr. Cloonan's allegations are without merit and intend to vigorously defend against them. As the litigation is in the initial discovery stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our financial condition.

Lighthouse International

On October 28, 2002, CBTM, one of our subsidiaries, filed a complaint in United States District Court for the Southern District of New York against Lighthouse International, alleging six causes of action for copyright infringement, breach of contract, account stated, unjust enrichment, unfair competition, and misappropriation and/or conversion. The total claimed damages are in the amount of $1.9 million. On or about January 16, 2003, Lighthouse filed and served its answer and counterclaimed against CBTM claiming $3.1 million in damages and $5.0 million in punitive relief.

On June 17, 2003, the U.S. Bankruptcy Court for the Southern District of New York heard oral argument on Lighthouse's Motion for an Order Compelling the Debtor (AppliedTheory) to Assume or Reject an Agreement, filed in response to CBTM's. complaint, and the objections to Lighthouse's motion filed by CBTM and AppliedTheory. Lighthouse made this motion on the basis that it never received notice of CBTM assuming the AppliedTheory contract for the LighthouseLink Web site. The Bankruptcy Court declined to grant Lighthouse's motion, and instead ordered that an evidentiary hearing be conducted to determine whether Lighthouse received appropriate notice of the proposed assignment of the contract by AppliedTheory to CBTM. The Bankruptcy Court ordered that the parties first conduct discovery, and upon completion of discovery, which is expected to be completed on or about the end of January 2004, the Bankruptcy Court would schedule an evidentiary hearing on the issue of notice.

As to the U.S. District Court matter, the exchange of written discovery is near completion, with a number of discovery disputes to be resolved by the Court in October 2003 at a discovery status conference. All depositions of witnesses have been stayed pending completion of the Bankruptcy Court evidentiary hearing. Because of the continuing discovery, and the uncertain outcome of the evidentiary hearing before the Bankruptcy Court, we are not able to predict the possible outcome of this matter, if any, on our financial condition.

Avasta Earnout

On October 14, 2003, we received a letter purportedly on behalf of the former stockholders of Avasta relating to the issuance of additional shares of common stock pursuant to the earnout calculations pursuant to the Agreement and Plan of Merger and Reorganization dated as of January 29, 2003 among Avasta Corp., Avasta, Inc. and NaviSite. On December 11, 2003, a demand for arbitration before JAMS was filed claiming among other things breach of contract, tortious conduct, fraud and other wrongful conduct. Damages sought include in excess of 691,538 shares of NaviSite common stock. As this matter is in the initial stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our financial condition.

La Jolla Landlord

On November 24, 2003, U.S. Property Fund GmbH & Co, the landlord for space leased by NaviSite in La Jolla, California, filed a breach of lease action against NaviSite. The landlord claims damages in excess of $2.0 million. As this matter is in the initial stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our financial condition.

11. Stockholders Equity

On December 12, 2002, CBT cancelled warrants to purchase 346,883 shares of our common stock at exercise prices ranging from $86.55 to $103.80 per share. The 567,978 shares issued to CBT on December 31, 2002 in connection with the acquisition of CBTM have been accounted for by us as a dividend distribution to CBT because CBT and its affiliates are considered to have controlling interest over both CBTM and NaviSite. As a result, we reported an increase to accumulated deficit of $1.3 million, which represents the number of common shares issued at the then current market value of $2.25 per share.

On February 5, 2003, we issued 231,039 shares of our common stock at a per share value of $1.60 in connection with the acquisition of Avasta (see Note 6). In September 2003 we issued 179,353 shares of our common stock at a per share value of $4.14 (representing the market value of our common stock the day preceding the issuance of the addition shares) for the attainment of certain revenue targets in conjunction with the Avasta acquisition.

On August 8, 2003, we issued 1,100,000 shares of our common stock to CBT at a per share value of $2.55 in connection with the acquisition of certain assets of CBT (see Note 6). The issuance of these shares has been accounted for as a dividend distribution because Atlantic Investors, LLC and its affiliates are considered to have controlling interest in both CBT and NaviSite. As a result, we reported a reduction of retained earnings of $2.8 million which represents the number of common shares issued at the then current market value of $2.55 per share.

12. Related Party Transactions

For the period August 1, 2002 through September 11, 2002, we classified revenue from CMGI and CMGI affiliates as revenue from related parties. For all periods subsequent to September 12, 2002, we classified revenue from CMGI and CMGI affiliates as third-party revenue.

The consolidated financial statements for the three-month period ended October 31, 2002, include certain allocations from CMGI for certain general and administrative expenses, such as rent, legal services, insurance, and employee benefits. Allocations are based primarily on headcount. Management believes that the method used to allocate the costs and expenses is reasonable; however, such allocated amounts may or may not necessarily be indicative of what actual expenses would have been incurred had we operated independently of CMGI. As a result of CMGI's sale of its debt and equity interests in us, the agreement between NaviSite and CMGI whereby CMGI provided certain services for us automatically terminated. CMGI continued to provide certain services to us pursuant to a Transition Services Agreement we entered into with CMGI on November 25, 2002, as we transitioned to services agreements with CBT and to other third-party suppliers. This transition agreement concluded during the second quarter of fiscal year 2003 and we have completely severed our administrative ties with CMGI; however, CMGI remains a third-party customer. During the second quarter of fiscal year 2003, we contracted with CBT and other third-party suppliers for these services. We currently rent administrative facilities from CMGI at 800 Federal Street, Andover, Massachusetts. On December 31, 2002, CBTM was required to pay a $6.1 million liability owed to the AppliedTheory Estate as a result of CBTM's acquisition of AppliedTheory. In order to fund the $6.1 million payment, CBTM entered into a

$6.0 million line of credit with Unicorn Worldwide Holding Limited (Unicorn), a related party to NaviSite and CBTM. CBTM drew down $4.6 million and together with cash on hand at December 31, 2002, paid the $6.1 million liability due to the AppliedTheory Estate. In January 2003, CBTM paid $2.6 million of the $4.6 million due to Unicorn, leaving a liability to Unicorn of $2.0 million at January 31, 2003. In January 2003, we entered into a Loan and Security Agreement with Atlantic and in February 2003, drew down on this facility to pay off the remaining $2.0 million due Unicorn by CBTM. CBTM has a long-term liability of $6.0 million (Estate Liability) due to the AppliedTheory Estate on June 10, 2006. (see note 9)

On January 29, 2003, we entered into a $10.0 million Loan and Security Agreement (Atlantic Loan) with Atlantic, a related party. The Atlantic Loan, as amended January 16, 2004 has a termination date of the earlier of (i) August 1, 2004 and (ii) five business days after our receipt of gross proceeds from a financing or sale of assets of at least $13 million and bears an interest rate of 8% per annum. Interest is payable upon demand or, at Atlantic's option, interest may be added to the outstanding balance due to Atlantic by NaviSite. Atlantic may make demand for payment of amounts in excess of the minimum Atlantic Loan amount of $2.0 million (Minimum Loan Amount), with 60 days notice, but not such that the payment would be required before February 1, 2004. Atlantic can demand payment of the Minimum Loan Amount with 90 days notice, but not such that payment would be required before August 1, 2003. Under the Atlantic Loan agreement, we can require Atlantic to loan us (1) up to $2.0 million to repay an amount due from CBTM to Unicorn, a related party to NaviSite and Atlantic; (2) $1.0 million for costs associated with our acquisition of Avasta; and (3) up to $500,000 for the post-acquisition working capital needs of Avasta. Atlantic, at its sole and absolute discretion, may advance other amounts to us such that the aggregate amount borrowed by NaviSite does not exceed the maximum loan amount, defined as the lesser of $10.0 million or 65% of our consolidated accounts receivables. At October 31, 2003 and July 31, 2003, we had $3.0 million outstanding under the Atlantic Loan and had approximately $500,000 available to us. This amount is shown as a current note payable to related party on our Consolidated Balance Sheet. The Atlantic Loan is secured by all of our receivables. On May 30, 2003 we repaid $2.0 million of the approximate $3.0 million outstanding under the Atlantic Loan and on June 11, 2003, we borrowed $2.0 million under the Atlantic Loan.

13. Subsequent Events

On November 11, 2003 the Company's 2003 Stock Incentive Plan was amended and restated to increase the number of shares of common stock available for issuance thereunder from 2,600,000 to 3,800,000 shares. The plan, as amended and restated, was approved by the Company's stockholders on December 9, 2003.





PROSPECTUS __________ __, 2004

NaviSite®

8,000,000 Shares
Common Stock

Thomas Weisel Partners LLC

CIBC World Markets

SG Cowen

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   *Other Expenses of Issuance and Distribution.*

The following table indicates the expenditures to be incurred in connection with the issuance and distribution of the securities being registered pursuant to this registration statement, other than underwriting discounts and commissions, all of which will be paid by NaviSite. Other than the SEC registration fee and the NASD filing fee, all amounts are estimates.

SEC registration fee	$ 4,838
Nasdaq listing fee	10,000
NASD filing fee	6,480
Accounting fees and expenses	200,000
Legal fees and expenses	150,000
Printing expenses	150,000
Transfer agent fees and expenses	5,000
Blue sky fees and expenses	12,500
Miscellaneous fees and expenses	76,182
Total	$615,000

Item 15.   *Indemnification of Directors and Officers.*

Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant, except to the extent approved by a court.

The Registrant's Amended and Restated Certificate of Incorporation, as amended (the ''Certificate of Incorporation''), provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless and only to the extent that the Court of Chancery of

Delaware determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, unless it is determined that he did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful; provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Article NINTH provides that the Registrant shall have the power to purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee, or agent of the Registrant, or another corporation, partnership, joint venture, trust, or other enterprise, against any expense, liability or loss incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. In addition, the Registrant's Certificate of Incorporation provides that the indemnification provided therein is not exclusive and provides that the Registrant may enter into agreements with officers and directors providing for indemnification rights and procedures different from those set forth in the Registrant's Certificate of Incorporation.

As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

The Registrant has obtained directors' and officers' liability insurance which would insure the directors and officers of the Registrant against damages arising from certain kinds of claims which might be made against them based upon their negligent acts or omissions while acting in their respective capacities as directors or officers. The Registrant has entered into agreements with each of its directors and executive officers affirming the Registrant's obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article EIGHTH of the Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Item 16. *Exhibits.*

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1	Stock Purchase Agreement, dated as of December 31, 2002, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated December 31, 2002.
2.2	Agreement and Plan of Merger and Reorganization, dated as of January 29, 2003, among Avasta Corp., Avasta, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003.
2.3	Agreement and Plan of Merger, dated as of March 26, 2003, by and between the Registrant and Conxion Corporation and Union Acquisition, Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated April 2, 2003.

Exhibit Number	Description
2.4	Sale Order pursuant to 11 U.S.C. Sections 105, 363, and 1146(c) and Bankruptcy Rules 2002, 6004 and 6006 approving (i) Asset Purchase Agreement, (ii) Sale of Substantially All of Debtors' Assets Free and Clear of All Liens, Claims, Encumbrances and Interests, (iii) Waiver of Stay Provisions under Bankruptcy Rule Section 6004 and 6006 and (iv) Granting Related Relief entered by the Bankruptcy Court for the Southern District of New York (White Plains) on May 15, 2003; together with the Asset Purchase Agreement, dated as of May 15, 2003, by and among Interliant, Inc. and certain of its subsidiaries, and Intrepid Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, annexed thereto, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated May 16, 2003.
2.5	Stock and Asset Acquisition Agreement, dated as of August 8, 2003, by and between the Registrant and ClearBlue Technologies, Inc., is incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 8, 2003.
3.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003.
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003.
3.4	Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
4.1	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1/A (File No. 333-83501).
4.2	Series C Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Dell USA L.P. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
4.3	Series D Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Microsoft Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
5.1*	Opinion of Browne Rosedale & Lanouette LLP.
10.1	Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.2	Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.3	Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.4	1999 Employee Stock Purchase Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.5	1999 Stock Option Plan for Non-Employee Directors is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.6	Deferred Compensation Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.7	Form of Director Indemnification Agreement, as executed by former Directors is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.

Exhibit Number	Description
10.8	Facilities and Administrative Agreement, dated as of October 27, 1999, between CMGI, Inc. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.9	Tax Allocation Agreement, dated as of October 27, 1999, between CMGI, Inc. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.10	Irrevocable Standby Letter of Credit, dated as of December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000.
10.11	Security Agreement and Assignment of Account, dated December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000.
10.12	Amended and Restated Director Indemnification Agreement, dated February 23, 2001, by and between the Registrant and James F. Moore, Ph.D. is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.13	Amended and Restated Director Indemnification Agreement, dated February 23, 2001, by and between the Registrant and Stephen D.R. Moore is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.14	Form of Executive Retention Agreement by and between the Registrant and each of Patricia Gilligan and Kevin Lo is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.15	Form of Indemnification Agreement by and between the Registrant and each of Patricia Gilligan, Kenneth Hale and Kevin Lo is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.16	Form of Amended and Restated Director Indemnification Agreement by and between the Registrant and each of Joel Rosen and David Wetherell is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.17	Form of Executive Non-Statutory Stock Option Agreement by and between the Registrant and each of Patricia Gilligan and Kevin Lo is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.18	Form of Executive Retention Agreement by and between the Registrant and each of Kevin Lo and Wayne Whitcomb, dated October 17, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.19	Letter Amendment, dated November 8, 2001, to Transaction Agreement, dated as of October 29, 2001, by and among CMGI, Inc., AltaVista Company, Compaq Computer Corporation, Compaq Financial Services Corporation, Compaq Financial Services Company, Compaq Financial Services Canada Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.20	12% Convertible, Senior, Secured Note due December 31, 2007, issued by the Registrant to Compaq Financial Services Corporation, dated November 8, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.21	12% Convertible, Senior, Secured Note due December 31, 2007, issued by the Registrant to CMGI, Inc., dated November 8, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.22	Guarantee and Security Agreement, dated as of November 8, 2001, by and among Compaq Financial Services Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.

Exhibit Number	Description
10.23	Amendment to and Restatement of the Investor Rights Agreement, dated as of November 8, 2001, by and among Compaq Financial Services Corporation, CMGI, Inc., and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.24	Form of Executive Retention Agreement by and between the Registrant and Robert Poon, dated March 5, 2002, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002.
10.25	Letter Agreement, dated October 10, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2002.
10.26	2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant's Annual Report of Form 10-K/ A for the fiscal year ended July 31, 2002.
10.27	Assignment Agreement dated October 11, 2002 by and between the Registrant and Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.28	Renunciation Letter dated October 11, 2002 from the Registrant to Interliant, Inc. is incorporated by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.29	Sublease, dated as of December 20, 2002, by and between NaviPath, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.30	Outsourcing Services Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.31	Statement of Work, dated as of January 1, 2003, describing the services to be provided to ClearBlue Technologies, Inc. by the Registrant under the Outsourcing Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.32	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.33	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Borrower and the Registrant as Lender, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.34	Loan and Security Agreement, dated as of January 3, 2003, by and between Atlantic Investors, LLC as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.35	Severance Agreement and General Release, dated as of February 21, 2003, to Patricia Gilligan from the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.36	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.37	Offer of Employment Letter to Jim Pluntze dated March 25, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.

Exhibit Number	Description
10.38	Agreement, dated as of April 4, 2003, by and between the Registrant and James Pluntze, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.39	Severance Agreement And General Release by and between the Registrant and Kevin Lo dated April 30, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.40	Accounts Receivable Financing Agreement dated May 27, 2003 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp., is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.41	Registration Rights Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.42	Intellectual Property Security Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.43	Warrant to Purchase Stock, dated May 27, 2003, issued by the Registrant to Silicon Valley Bank and subsequently transferred to Silicon Valley Bancshares, is hereby incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.44	First Amendment to Loan and Security Agreement, dated June 2, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.45	Transition Services Agreement, dated November 25, 2002, by and between CMGI, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002.
10.46	Letter Agreement, dated December 11, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002.
10.47	Offer of Employment Letter to Kenneth Drake dated July 15, 2003 is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
10.48	Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to the Registrant's Definitive Schedule 14A filed November 12, 2003 (File No. 000-27597).
10.49	Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, Gabriel Ruhan, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, James W. Pluntze and Kenneth Drake is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
10.50	Professional Services Agreement between the New York State Department of Labor and AppliedTheory Corporation dated November 2, 2000, is incorporated herein by reference to Exhibit 10.56 of AppliedTheory's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 000-25759).
10.51	Amendment No. 1 to Professional Services Agreement, dated as of May 2, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10.52	Amendment No. 2 to Professional Services Agreement, dated as of October 5, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10.53	Amendment No. 3 to Professional Services Agreement, dated as of July 24, 2002, by and between the New York State Department of Labor and AppliedTheory Corporation.
10.54	Amendment No. 4 to Professional Services Agreement, dated as of November 12, 2002, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).

Exhibit Number	Description
10.55	Amendment No. 5 to Professional Services Agreement, dated as of March 25, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).
10.56	Amendment No. 6 to Professional Services Agreement, dated as of September 24, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003.
10.57	Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003.
10.58	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant.
10.59	Negotiable Promissory Note dated December 1, 2003 issued by the Registrant to U.S. Managers Realty, Inc.
10.60	Negotiable Promissory Note dated December 23, 2003 issued by the Registrant to U.S. Managers Realty, Inc.
10.61	Letter dated as of January 16, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower.
10.62	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
10.63	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
14	Code of Business Conduct and Ethics of the Registrant is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
21	Subsidiaries of the Registrant is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
23.1*	Consent of Browne Rosedale & Lanouette LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
24	Power of Attorney (included in the signature page to this registration statement)

* To be filed by amendment.

Item 17. *Undertakings.*

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ''Calculation of Registration Fee'' table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, Commonwealth of Massachusetts, on January 22, 2004.

NAVISITE, INC.

By: _____ /s/ ARTHUR P. BECKER

Name: **Arthur P. Becker**

Title: **Chief Executive Officer and President**

POWER OF ATTORNEY

We, the undersigned directors and officers of NaviSite, Inc., do hereby constitute and appoint Arthur P. Becker, James W. Pluntze and Kenneth Drake, and each of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable NaviSite, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ ANDREW RUHAN **Andrew Ruhan**	Chairman of the Board	January 22, 2004
/s/ ARTHUR P. BECKER **Arthur P. Becker**	Chief Executive Officer, President and Director (Principal Executive Officer)	January 22, 2004
/s/ JAMES W. PLUNTZE **James W. Pluntze**	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	January 22, 2004
/s/ GABRIEL RUHAN **Gabriel Ruhan**	Chief Operating Officer and Director	January 22, 2004
/s/ JAMES H. DENNEDY **James H. Dennedy**	Director	January 22, 2004
/s/ LARRY W. SCHWARTZ **Larry W. Schwartz**	Director	January 22, 2004
/s/ THOMAS R. EVANS **Thomas R. Evans**	Director	January 22, 2004

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1	Stock Purchase Agreement, dated as of December 31, 2002, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated December 31, 2002.
2.2	Agreement and Plan of Merger and Reorganization, dated as of January 29, 2003, among Avasta Corp., Avasta, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003.
2.3	Agreement and Plan of Merger, dated as of March 26, 2003, by and between the Registrant and Conxion Corporation and Union Acquisition, Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated April 2, 2003.
2.4	Sale Order pursuant to 11 U.S.C. Sections 105, 363, and 1146(c) and Bankruptcy Rules 2002, 6004 and 6006 approving (i) Asset Purchase Agreement, (ii) Sale of Substantially All of Debtors' Assets Free and Clear of All Liens, Claims, Encumbrances and Interests, (iii) Waiver of Stay Provisions under Bankruptcy Rule Section 6004 and 6006 and (iv) Granting Related Relief entered by the Bankruptcy Court for the Southern District of New York (White Plains) on May 15, 2003; together with the Asset Purchase Agreement, dated as of May 15, 2003, by and among Interliant, Inc. and certain of its subsidiaries, and Intrepid Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, annexed thereto, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated May 16, 2003.
2.5	Stock and Asset Acquisition Agreement, dated as of August 8, 2003, by and between the Registrant and ClearBlue Technologies, Inc., is incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 8, 2003.
3.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003.
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003.
3.4	Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
4.1	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1/A (File No. 333-83501).
4.2	Series C Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Dell USA L.P. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
4.3	Series D Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Microsoft Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
5.1*	Opinion of Browne Rosedale & Lanouette LLP.
10.1	Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.2	Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).

Exhibit Number	Description
10.3	Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.4	1999 Employee Stock Purchase Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.5	1999 Stock Option Plan for Non-Employee Directors is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.6	Deferred Compensation Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.7	Form of Director Indemnification Agreement, as executed by former Directors is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.8	Facilities and Administrative Agreement, dated as of October 27, 1999, between CMGI, Inc. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.9	Tax Allocation Agreement, dated as of October 27, 1999, between CMGI, Inc. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.
10.10	Irrevocable Standby Letter of Credit, dated as of December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000.
10.11	Security Agreement and Assignment of Account, dated December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000.
10.12	Amended and Restated Director Indemnification Agreement, dated February 23, 2001, by and between the Registrant and James F. Moore, Ph.D. is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.13	Amended and Restated Director Indemnification Agreement, dated February 23, 2001, by and between the Registrant and Stephen D.R. Moore is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.14	Form of Executive Retention Agreement by and between the Registrant and each of Patricia Gilligan and Kevin Lo is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.15	Form of Indemnification Agreement by and between the Registrant and each of Patricia Gilligan, Kenneth Hale and Kevin Lo is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.16	Form of Amended and Restated Director Indemnification Agreement by and between the Registrant and each of Joel Rosen and David Wetherell is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.17	Form of Executive Non-Statutory Stock Option Agreement by and between the Registrant and each of Patricia Gilligan and Kevin Lo is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.
10.18	Form of Executive Retention Agreement by and between the Registrant and each of Kevin Lo and Wayne Whitcomb, dated October 17, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.

Exhibit Number	Description
10.19	Letter Amendment, dated November 8, 2001, to Transaction Agreement, dated as of October 29, 2001, by and among CMGI, Inc., AltaVista Company, Compaq Computer Corporation, Compaq Financial Services Corporation, Compaq Financial Services Company, Compaq Financial Services Canada Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.20	12% Convertible, Senior, Secured Note due December 31, 2007, issued by the Registrant to Compaq Financial Services Corporation, dated November 8, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.21	12% Convertible, Senior, Secured Note due December 31, 2007, issued by the Registrant to CMGI, Inc., dated November 8, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.22	Guarantee and Security Agreement, dated as of November 8, 2001, by and among Compaq Financial Services Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.23	Amendment to and Restatement of the Investor Rights Agreement, dated as of November 8, 2001, by and among Compaq Financial Services Corporation, CMGI, Inc., and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001.
10.24	Form of Executive Retention Agreement by and between the Registrant and Robert Poon, dated March 5, 2002, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002.
10.25	Letter Agreement, dated October 10, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2002.
10.26	2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant's Annual Report of Form 10-K/ A for the fiscal year ended July 31, 2002.
10.27	Assignment Agreement dated October 11, 2002 by and between the Registrant and Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.28	Renunciation Letter dated October 11, 2002 from the Registrant to Interliant, Inc. is incorporated by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.29	Sublease, dated as of December 20, 2002, by and between NaviPath, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.30	Outsourcing Services Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.31	Statement of Work, dated as of January 1, 2003, describing the services to be provided to ClearBlue Technologies, Inc. by the Registrant under the Outsourcing Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.32	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.

Exhibit Number	Description
10.33	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Borrower and the Registrant as Lender, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.34	Loan and Security Agreement, dated as of January 3, 2003, by and between Atlantic Investors, LLC as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.35	Severance Agreement and General Release, dated as of February 21, 2003, to Patricia Gilligan from the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.36	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003.
10.37	Offer of Employment Letter to Jim Pluntze dated March 25, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.38	Agreement, dated as of April 4, 2003, by and between the Registrant and James Pluntze, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.39	Severance Agreement And General Release by and between the Registrant and Kevin Lo dated April 30, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.40	Accounts Receivable Financing Agreement dated May 27, 2003 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp., is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.41	Registration Rights Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.42	Intellectual Property Security Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.43	Warrant to Purchase Stock, dated May 27, 2003, issued by the Registrant to Silicon Valley Bank, and subsequently transferred to Silicon Valley Bancshares, is hereby incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.44	First Amendment to Loan and Security Agreement, dated June 2, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.
10.45	Transition Services Agreement, dated November 25, 2002, by and between CMGI, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002.
10.46	Letter Agreement, dated December 11, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002.
10.47	Offer of Employment Letter to Kenneth Drake dated July 15, 2003 is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
10.48	Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to the Registrant's Definitive Schedule 14A filed November 12, 2003 (File No. 000-27597).

Exhibit Number	Description
10.49	Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, Gabriel Ruhan, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, James W. Pluntze and Kenneth Drake is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
10.50	Professional Services Agreement between the New York State Department of Labor and AppliedTheory Corporation dated November 2, 2000, is incorporated herein by reference to Exhibit 10.56 of AppliedTheory's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 000-25759).
10.51	Amendment No. 1 to Professional Services Agreement, dated as of May 2, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10.52	Amendment No. 2 to Professional Services Agreement, dated as of October 5, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10.53	Amendment No. 3 to Professional Services Agreement, dated as of July 24, 2002, by and between the New York State Department of Labor and AppliedTheory Corporation.
10.54	Amendment No. 4 to Professional Services Agreement, dated as of November 12, 2002, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).
10.55	Amendment No. 5 to Professional Services Agreement, dated as of March 25, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).
10.56	Amendment No. 6 to Professional Services Agreement, dated as of September 24, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003.
10.57	Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003.
10.58	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant.
10.59	Negotiable Promissory Note dated December 1, 2003 issued by the Registrant to U.S. Managers Realty, Inc.
10.60	Negotiable Promissory Note dated December 23, 2003 issued by the Registrant to U.S. Managers Realty, Inc.
10.61	Letter, dated as of January 16, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower.
10.62	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
10.63	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
14	Code of Business Conduct and Ethics of the Registrant is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
21	Subsidiaries of the Registrant is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
23.1*	Consent of Browne Rosedale & Lanouette LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
24	Power of Attorney (included in the signature page to this registration statement)

* To be filed by amendment.